MarshMcLennan

2021

Notice of Annual Meeting and Proxy Statement

Marsh GuyCarpenter Mercer OliverWyman

ABOUT US

We are 76,000 colleagues in four global businesses united by a common purpose—to make a difference in the moments that matter.

Three commitments unite us as we strive to live our purpose:

SUCCEEDING TOGETHER.
We are in business to expand what's possible for our clients and each other.

ACCELERATING IMPACT.
We embrace change and create enduring client value.

ADVANCING GOOD.
We strive to serve the greater good.

We work with our clients to enable enterprise around the world and secure better futures for all.

Risk & Insurance Services

Marsh
Insurance Broking
& Risk Management

Guy Carpenter
Reinsurance
& Capital Strategies

Consulting

Mercer
Health, Wealth
& Career Consulting

Oliver Wyman
Strategy, Economic
& Brand Consulting

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Marsh & McLennan Companies, Inc. at:

DATE	TIME	LOCATION
Thursday, May 20, 2021	Online check-in begins: 9:45 a.m. Eastern Time Meeting begins: 10:00 a.m. Eastern Time	Meeting live via the Internet— please visit: www.virtualshareholder meeting.com/MMC2021

Continuing our goal to protect our stockholders, directors and colleagues during the COVID-19 pandemic, please note that there is no in-person annual meeting for you to attend. Stockholders will be able to listen, vote and submit questions from any remote location with Internet connectivity. Information on how to participate in the virtual annual meeting is on page 77.

ITEMS OF BUSINESS

1. To elect thirteen (13) persons named in the accompanying proxy statement to serve as directors for a one-year term;

2. To approve, by nonbinding vote, the compensation of our named executive officers;

3. To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm; and

4. To conduct any other business that may properly come before the meeting.

YOUR VOTE IS VERY IMPORTANT

If you were a stockholder at the close of business on March 22, 2021, you are eligible to vote at this year's annual meeting. Whether or not you plan to attend the annual meeting, your vote is very important. We urge you to participate in the election of our directors and deciding the other items on the agenda for the annual meeting.

You may vote over the Internet or by telephone.

- **If you accessed this proxy statement through the Internet**, instructions appear in the Notice of Internet Availability of Proxy Materials.

- **If you received this proxy statement by mail**, you may also vote by mail and instructions appear on the enclosed proxy card.

Katherine J Brennan

KATHERINE J. BRENNAN
Deputy General Counsel, Corporate Secretary & Chief Compliance Officer
March 31, 2021

Important Notice Regarding the Availability of Proxy Materials for the Marsh & McLennan Companies Annual Meeting of Stockholders To Be held on May 20, 2021: This proxy statement and the Company's 2020 Annual Report, which includes financial statements as of and for the fiscal year ended December 31, 2020, are available at proxy.mmc.com

This notice and proxy statement is first being mailed or made available on the Internet to stockholders on or about March 31, 2021.

In these materials, we refer to Marsh & McLennan Companies, Inc. as the "Company," "we" and "our".

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. You should read the entire proxy statement carefully before voting.

VOTING MATTERS

	Page number for more information	Board's recommendation
Election of Directors (Item 1) To elect thirteen (13) persons named in the accompanying proxy statement to serve as directors for a one-year term	18	FOR
Advisory (Nonbinding) Vote to Approve Named Executive Officer Compensation (Item 2) To approve, by nonbinding vote, the compensation of our named executive officers	27	FOR
Ratification of Independent Auditor (Item 3) To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm	66	FOR

HIGHLIGHTS OF OUR BUSINESS AND STRATEGY

Business

We are a global professional services firm offering clients advice in the areas of risk, strategy and people. With annual revenue of $17 billion, we help clients navigate an increasingly dynamic and complex environment through four market-leading businesses:

Marsh advises individual and commercial clients of all sizes on insurance broking and innovative risk management solutions.

Guy Carpenter develops advanced risk, reinsurance and capital strategies that help clients grow profitably and pursue emerging opportunities.

Mercer delivers advice and technology-driven solutions that help organizations redefine the world of work, reshape retirement and investment outcomes, and unlock health and well-being for a changing workforce.

Oliver Wyman Group serves as critical strategic, economic and brand advisor to private sector and governmental clients.

Our 76,000 colleagues advise clients in over 130 countries.

Strategy

Our colleagues are united around our purpose — to make a difference in the moments that matter. Three commitments unite us as we strive to live our purpose:

SUCCEEDING TOGETHER	**ACCELERATING IMPACT**	**ADVANCING GOOD**
We are in business to expand what's possible for our clients and each other.	We embrace change and create enduring client value.	We strive to serve the greater good.

We work with our clients to enable enterprise around the world and secure better futures for all.

As the challenges confronting our clients are increasingly interrelated and more complex, we are collaborating more closely across our businesses to better address these challenges and deliver greater value as one enterprise. Our business model is designed to create exceptional value and superior returns for our stockholders.

Every year, the Board reviews the Company's long-term strategic plan and the strategic plans of the Company's businesses.

KEY GOVERNANCE POLICIES AND PRACTICES

Board of Directors

√ Our chairman of the Board is an independent director

√ All of our directors are elected annually

√ Our directors' areas of expertise are presented in a matrix on page 11

√ Our Governance Guidelines articulate the Board's responsibility, alongside management, for setting the "tone at the top" and overseeing management's strategy to promote a culture of integrity throughout the Company

Key Director Statistics



46%
Diverse

- 23% racial / ethnic diversity
- 23% gender diversity



67
Average Age

- 60–65
- 66–69
- 70+



10 years
Average Tenure

- 0–6
- 7–9
- 10+



92%
Independent

- Independent
- Not Independent

We appointed our **FIFTH CONSECUTIVE DIVERSE DIRECTOR IN 2020.**

FOUR DIRECTORS have joined **SINCE 2016**, enhancing the Board's breadth and depth of experience and diversity.

Of our 13 directors, **3 ARE MEN** who are **RACIALLY OR ETHNICALLY DIVERSE AND 3 ARE WOMEN**.

In the past **10 YEARS**, we have appointed **8 INDEPENDENT DIRECTORS, 7 OF WHOM ARE DIVERSE**.

We've had **AT LEAST ONE WOMAN** director on the Board for more than **40 CONSECUTIVE YEARS** — since 1978.

Our CEO, Dan Glaser, is a member of the 30% club, a global campaign to **INCREASE GENDER DIVERSITY** at board and senior management levels.

KEY GOVERNANCE POLICIES AND PRACTICES

Our Seamless Transition to Virtual Governance


Dave Yost
Jane Lute
Debby Hopkins
Ed Hanway
Steven Mills
Dan Glaser
Tony Anderson
Morton Schapiro
Tamara Ingram
Bruce Nolop
Lloyd Yates
Oscar Fanjul
Marc Oken

The Marsh McLennan Board during its virtual meeting in March 2021

Stockholder Engagement

- √ In 2011, we expanded the breadth and consistency of our stockholder engagement. In each of the past five years, we have engaged with institutional stockholders holding approximately 36% to 45% of our outstanding common stock
- √ In 2020, we held meaningful discussions with stockholders covering corporate governance, executive compensation, Board and workforce diversity, climate and other environmental and social topics
- √ We incorporated stockholder feedback in making changes to our executive compensation program in 2020 and determining many of the topics addressed in our inaugural ESG Report, including our response to COVID-19, our climate commitments and our enhanced disclosure around workforce diversity

Stockholder Rights

- √ Our bylaws provide for proxy access (3% ownership / 3 years / group of up to 20 / greater of 20% of Board seats or 2 directors)
- √ Our bylaws allow holders of at least 20% of the voting power of the Company's outstanding common stock to call a special meeting
- √ Directors must receive a majority of the votes cast to be elected in uncontested elections

Compensation and Equity

- √ We have stock ownership guidelines for directors and senior executives
- √ We prohibit hedging transactions by directors and colleagues, including senior executives
- √ Directors and senior executives are prohibited from pledging Company securities as collateral for a loan or otherwise

KEY EXECUTIVE COMPENSATION POLICIES AND PRACTICES

Stockholder Aligned Executive Compensation Program

- Our senior executives have a high percentage of variable ("at risk") pay
- Long-term incentive compensation for our senior executives is delivered in stock options and performance stock unit awards, the value of which depends on stock price appreciation or achievement of specific Company financial objectives and the Company's relative TSR versus S&P 500® companies
- We generally mitigate the potential dilutive effect of equity-based awards through our share repurchase program
- Our Compensation Committee has an independent compensation consultant

Compensation Recovery Policies

- We have clawback policies for senior executive annual bonus awards and for equity-based compensation

Severance and Change in Control

- Severance protections for our senior executives, including our CEO, are at a 1x multiple of base salary and bonus, with a pro-rata bonus for the year of termination. Further, we are required as a matter of policy to obtain stockholder approval for severance agreements with certain senior executives if they provide for cash severance that exceeds 2.99 times the executive's base salary and three-year average annual bonus award
- We provide "double-trigger" vesting of equity-based awards and payment of severance benefits following a change in control of the Company
- We do not provide golden parachute excise tax gross-ups in connection with a change in control of the Company

Say on Pay

- We hold an advisory vote on named executive officer compensation each year
- Stockholder support of the executive compensation program has been consistently strong with an approval rate of 94% in 2020 and 93% in 2019

HIGHLIGHTS OF OUR 2020 PERFORMANCE AND COMPENSATION

Supporting Our Colleagues Through COVID-19



- As COVID-19 spread around the world, we **prioritized** the **health and well-being of our colleagues**.
- Early in the crisis, we were one of the first companies to commit to **protect jobs** during the thick of the pandemic.
- We implemented 2020 **salary increases as planned** with **no pandemic-related pay cuts**.
- We **accrued broad-based 2020 bonus pools** in line or above 2019 levels, commensurate with performance.
- We **expanded our employee assistance program** to cover over 80% of colleagues worldwide, extended **telemedicine** to 26 countries and established a **$5 million fund to support colleagues** experiencing personal financial hardship stemming from the pandemic.
- We achieved **record colleague engagement scores**, with increases in all of our businesses and across all key engagement items.

Leading the Change for Racial and Social Justice



- When communities around the world joined in solidarity last year to **confront racial and social injustice**, we recognized the gaps in hiring diversity and real inclusion at Marsh McLennan—and introduced our "Leading the Change" program to address them with urgency.
- We created a **Race Advisory Council** to advise the Executive Committee so diverse perspectives are considered in decision-making, especially decisions that affect our colleagues.
- We committed to **hire more Black colleagues** at every level and launched new initiatives **to support career development, connection and empowerment for our Black colleagues**.
- We also **committed $5 million** over the next three years to support nonprofit organizations that advocate for **equity in the Black community** and doubled the Company's match for colleague donations to organizations that advocate for social justice.

Positioning Our Business For the Future



- **We accelerated collaboration** and cross-business activity and continued to move toward a more integrated enterprise.
- **We rapidly pivoted our business in response to the COVID-19 pandemic to support clients and develop new solutions**, including Oliver Wyman's Pandemic Navigator, a leading disease-progression model; a supplemental insurance product for individuals affected by COVID-19; public-private partnerships for pandemic risk insurance; and return-to-office and "new normal" strategies.
- We **successfully completed the integration of Jardine Lloyd Thompson plc** ("JLT"), the largest acquisition in the Company's 150-year history that is providing clients with enhanced talent, capabilities and geographic footprint.
- We continued to **build out Marsh & McLennan Agency** through acquisitions, closing on eight transactions representing approximately $235 million of annualized revenue, including Assurance Holdings.

HIGHLIGHTS OF OUR 2020 PERFORMANCE AND COMPENSATION

Financial Objectives



- In 2020, Marsh McLennan **delivered strong performance** as we successfully navigated the global health and economic crises to execute on our long-term financial and strategic objectives.

- **GAAP EPS increased 16%**, and we delivered **7% growth in adjusted EPS*** despite a challenging business environment due to COVID-19.

- We generated **$17 billion of revenue,** an increase of 3% compared with 2019. We achieved **1% growth** in underlying revenue.

- Our **overall adjusted margin* increased 120 basis points**, our 13th consecutive year of margin improvement.

- With JLT cost savings well ahead of schedule, we are on track to deliver more than **$425 million of run-rate savings by the end of 2021** and exceed our original target of $250 million.

* Please see Exhibit A for a reconciliation of our non-GAAP financial measures to GAAP financial measures and related disclosures.

Capital Management



- We increased our quarterly dividend from $0.455 to $0.465 per share beginning in the third quarter of 2020, resulting in an **annual dividend increase of 5.7%**, from $1.74 to $1.84. Our dividend has increased every year since 2010.

- We **remained on track with our deleveraging plans** through **earnings growth** and a firm-wide emphasis on **expense discipline**.

Stock Performance



- Our **2020 total stockholder return** ("TSR") was **6.8%**.

- Our **five-year annualized TSR of 18.3%** outperformed the S&P 500® index TSR by 3.1 percentage points.

HIGHLIGHTS OF OUR 2020 PERFORMANCE AND COMPENSATION

Executive Compensation



- In February 2020, prior to the onset of the COVID-19 pandemic, the Compensation Committee set **rigorous performance targets** for our annual bonus plan and long-term incentive ("LTI") plan and **did not subsequently reset or adjust targets** despite the impact of COVID-19.

- In February 2021, the Compensation Committee assessed management's **performance against the original 2020 objectives** and **resiliency in responding to the pandemic**. The Compensation Committee determined bonuses that were above-target yet below last year's levels for all of our named executive officers, except Ms. Ferland. As Ms. Ferland successfully completed her second year leading the Mercer business, the Compensation Committee determined her annual bonus above last year's level and also increased her annual LTI award to recognize her performance and appropriately position her compensation compared to internal peers.

- We **achieved three-year annualized adjusted EPS growth of 8.4%** for our 2018 performance stock unit awards. This was above our 8% target for the award and resulted in a payout at 110% of target. Despite the impact of the pandemic on our financial performance, the Compensation Committee **did not subsequently reset or adjust the 8% target** for three-year annualized adjusted EPS growth applicable to the 2018, 2019 or 2020 performance stock unit awards.

- Starting with the 2020 LTI awards, we made two key changes to the design of our annual LTI design in order to more closely align executive rewards with stockholder interests. We **increased the proportion of performance stock award units to 50%** for our senior executives and **added a relative TSR modifier** based on the Company's three-year TSR versus S&P 500® companies. In making these decisions, the Compensation Committee took into account stockholder views.

Our Business and Strategy Tie to Our Executive Compensation Program

We are a global professional services firm offering clients solutions in risk, strategy and people. With 76,000 colleagues worldwide, we provide analysis, advice and transactional capabilities in over 130 countries.

Our businesses include:

Risk & Insurance Services		Consulting	
MARSH Insurance broking & risk management	**GUY CARPENTER** Reinsurance & capital strategies	**MERCER** Health, wealth & career counseling	**OLIVER WYMAN GROUP** Strategy, economic & brand consulting

We are united by a common purpose—to make a difference in the moments that matter.

Three commitments unite us as we strive to live our purpose:

SUCCEEDING TOGETHER	ACCELERATING IMPACT	ADVANCING GOOD
We are in business to expand what's possible for our clients and each other.	We embrace change and create enduring client value.	We strive to serve the greater good.

We work with our clients to enable enterprise around the world and secure better futures for all.

Our business model is designed to create exceptional value and superior returns for our stockholders:

- **Revenue —** Sustain long-term revenue and earnings growth
- **Capital —** Maintain low capital requirements
- **Cash Flow —** Generate high levels of cash
- **Risk —** Manage risk intelligently

As a professional services firm, our business relies on the expertise and capabilities of our colleagues. Our long-term success depends on their skill, integrity and dedication. To achieve our business objectives, we have designed our executive compensation program to attract, motivate and retain highly talented individuals to lead the Company and our various businesses in ways that meet our clients' needs and, in turn, promote the long-term interests of our stockholders.

We continued to execute on our long-term financial and strategic objectives:

- Deliver on financial objectives
- Generate top line growth through innovation and organic investments
- Make Marsh McLennan a great place to work
- Focus on strategic priorities, including mergers and acquisitions, technology and innovation
- Execute a balanced capital management strategy
- Promote a high standard of ethical behavior and social responsibility throughout the Company

The financial performance measures used in our executive compensation program, which include Company and business net operating income, EPS growth and relative TSR, are defined in "Definitions of Financial Performance Measures" on page 45.

The strength of our financial performance and strategic accomplishments over the past five years is reflected in our total stockholder return. The following graph compares the annual cumulative stockholder return for the five-year period ended December 31, 2020 of Marsh & McLennan Companies common stock with the S&P 500® Stock Index, assuming an investment of $100 on December 31, 2015.

Comparison of Cumulative Total Stockholder Return
($100 Invested 12/31/15 with Dividends Reinvested)



	2015	2016	2017	2018	2019	2020
Marsh & McLennan Companies	100	125	153	153	217	232
S&P 500	100	112	136	130	171	203

TABLE OF CONTENTS

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CORPORATE GOVERNANCE

We describe key features of the Company's corporate governance environment below and in the next section of this proxy statement, captioned "Board of Directors and Committees." Our key corporate governance materials are available online at mmc.com/about/corporate-governance.html.

OVERVIEW

Our Board of Directors currently has thirteen (13) members, including H. Edward Hanway, our independent chairman, and Daniel S. Glaser, our President and Chief Executive Officer. Mr. Glaser is the only member of management who serves as a director. As described in more detail under "Board of Directors and Committees," our Board maintains an Audit Committee, a Compensation Committee, a Directors and Governance Committee, a Finance Committee, an ESG Committee and an Executive Committee.

CORPORATE GOVERNANCE PRACTICES

The Company is committed to best practices in corporate governance. Highlights of our corporate governance practices are described below.

Board Structure

- *Board Independence.* All of the Company's directors are independent, with the exception of our CEO, who is the only member of management serving on the Board.

- *Independent Chairman.* The Company maintains separate roles of chief executive officer and chairman of the Board as a matter of policy. An independent director acts as chairman of the Board.

- *Offer to Resign upon Change in Circumstances.* Pursuant to our Governance Guidelines, any director undergoing a significant change in professional circumstances must offer to resign from the Board.

Election of Directors

- *Annual Election of Directors.* The Company's charter provides for the annual election of directors.

- *Majority Voting in Director Elections.* The Company's bylaws provide that, in uncontested elections, director candidates must be elected by a majority of the votes cast. Each director candidate has previously tendered an irrevocable resignation that will be effective upon his or her failure to receive the requisite votes and the Board's acceptance of such resignation.

Proxy Access

- *Proxy Access.* The Company's bylaws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials directors constituting up to the greater of two or 20% of board seats, if the stockholder(s) and the nominee(s) meet the requirements in our bylaws.

Right of Stockholders to call Special Meetings

- *Stockholder Right to Call Special Meetings.* The Company's bylaws allow holders of record of at least 20% of the voting power of the Company's outstanding common stock to call a special meeting.

Stockholder Rights Plan

- *No Poison Pill.* The Company does not have a stockholder rights plan in place.

Compensation Practices

- *Compensation Structure for Independent Directors.* The Company's director compensation structure is transparent to investors and does not provide for meeting fees or retainers for non-chair committee membership.

- *Cap on Executive Severance Payments.* The Company is required as a matter of policy to obtain stockholder approval for severance agreements with certain senior executives if they provide for cash severance that exceeds 2.99 times the executive's base salary and three-year average annual bonus award. Severance protections for our senior executives, including our CEO, are at a 1x multiple of base salary and bonus, as described in "Severance Arrangements" on pages 46-47.

- *"Double-Trigger" Condition for Vesting of Equity-Based Awards following a Change in Control.* Our equity-based awards contain a "double-trigger" vesting provision, which requires both a change in control of the Company and a specified termination of employment in order for vesting to be accelerated.

- *"Clawback" Policies.* The Company may as a matter of policy recoup (or "claw back") certain executive bonuses in the event of misconduct leading to a financial restatement. Also, our 2020 Incentive and Stock Award Plan allows the Company to "claw back" outstanding or already settled equity-based awards.

Equity Ownership and Holding Requirements

- *Senior Executive Equity Ownership and Holding Requirements.* The Company requires senior executives to hold shares or stock units of our common stock with a value equal to a multiple of base salary. The multiple for our Chief Executive Officer is six, and the multiple for our other senior executives is three. Senior executives are required to hold shares of the Company's common stock acquired in connection with equity-based awards until they reach their ownership multiple and may not sell any shares of the Company's common stock unless they maintain their ownership multiple.

- *Director Equity Ownership and Holding Requirements.* Directors are required to acquire over time, and thereafter hold (directly or indirectly), shares or stock units of our common stock with a value equal to at least five times the Board's basic annual retainer (currently, $600,000). Directors may not sell shares of the Company's common stock until this ownership threshold is attained.

GUIDELINES FOR CORPORATE GOVERNANCE

The Company and the Board of Directors formally express many of our governance policies through our Guidelines for Corporate Governance (our "Governance Guidelines"). The Governance Guidelines are posted on our website at mmc.com/about/corporate-governance.html.

The Governance Guidelines summarize certain policies and practices designed to assist the Board in fulfilling its fiduciary obligations to the Company's stockholders, including the following (parenthetical references are to the relevant section of the Governance Guidelines):

- The Board's responsibility, alongside management, for setting the "tone at the top" and overseeing management's strategy to promote a culture of integrity throughout the Company. (Section A)

- Specific Board functions (Section B), such as:

  Corporate Focus

  - reviewing, monitoring and, where appropriate, approving the Company's strategic and operating plans, fundamental financial objectives and major corporate actions;

  - assessing major risks facing the Company and reviewing enterprise risk management ("ERM") programs and processes;

  - overseeing the integrity of the Company's financial statements and financial reporting processes;

  - reviewing processes to maintain the Company's compliance with legal and ethical standards; and

  - reviewing and monitoring the effectiveness of the Company's corporate governance practices.

  Management Focus

  - selecting the CEO and planning for succession;

  - regularly evaluating the performance of, and determining the compensation paid to, the CEO; and

  - providing oversight and guidance regarding the selection, evaluation, development, succession and compensation of other senior executives.

- Succession planning and management development. (Section C)

- Director qualification standards and director independence. (Sections D.2 and D.3)

- Limits on serving on more than four public company boards. (Section D.5)

- Majority voting in director elections. (Section E.3)

- Resignation and retirement requirements for independent directors. (Section E.5)

- Separation of chairman and CEO roles. (Section F.2)

- Executive sessions of independent directors at every in-person meeting of the Board. (Section H.3)

- Annual Board review of the Company's long-term strategic plan and the strategic plans of the Company's primary businesses. (H.4)

- Board access to management and professional advisors. (Section I)

- Director stock ownership requirements. (Section K.2)

- Prohibition on directors' hedging and pledging Company securities. (Section K.3)

- Annual Board and committee evaluations. (Section L)

- Policy on interested stockholder transactions. (Section O)

STOCKHOLDER ENGAGEMENT

In 2011, we expanded the breadth and consistency of our stockholder engagement. In each of the past five years, we have engaged with institutional stockholders holding approximately 36% to 45% of our outstanding common stock. In 2020, we held meaningful discussions with stockholders covering corporate governance, executive compensation, Board and workforce diversity, climate and other environmental and social topics. Feedback received during the stockholder engagement process is shared with senior executives, the Board and its committees and is considered in making decisions. For example, we incorporated stockholder feedback in making changes to our executive compensation program in 2020 and determining many of the topics addressed in our ESG Report, including our response to COVID-19, our climate commitments and our enhanced disclosure around workforce diversity. We are committed to ongoing engagement with our stockholders and intend to continue these outreach efforts.

RISK OVERSIGHT

It is the responsibility of the Company's senior management to assess and manage our exposure to risk and to bring to the Board's attention the most material risks facing the Company. The Board oversees risk management directly and through its committees.

Annually, the Board reviews management's assessment of the Company's key enterprise risks. Senior management then briefs the Board on its strategy with respect to each risk and provides a mid-year status update and a report at year-end. The Board receives updates from management on specific risks throughout the year, including on human capital management and cybersecurity.

The Audit Committee regularly reviews the Company's policies and practices with respect to risk assessment and risk management, including cybersecurity risk. The Directors and Governance Committee considers risks related to CEO succession planning, and the Compensation Committee considers risks relating to the design of executive compensation programs and arrangements. See the discussion under "Committees" on page 14 for additional information about the Board's committees.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) OVERSIGHT AND ACTIVITIES

The Board has formally focused on key aspects of the Company's environmental, social and governance (ESG) initiatives since 2008, when it created a Board committee with oversight of these issues. In addition, the Company has a management committee with colleagues across our four global businesses and corporate departments to coordinate and communicate on the Company's ESG initiatives. Our inaugural ESG Report, Pay Equity Statement, statement on Human Rights and related information is available on our website at mmc.com/about/esg.html. The reports and our website are not deemed part of this proxy statement and are not incorporated by reference.

The Board oversees the Company's ESG initiatives and strategies primarily through its committees.

ESG Committee. The ESG Committee oversees and supports the Company's commitment to social, environmental and other public policy initiatives. It is comprised of members who have been selected based upon their tenure, competence and expertise and includes members from each of the Board's other committees. The ESG Committee receives reports at least annually on environmental matters from the Company's Chief Sustainability Officer and on diversity and inclusion and social impact matters from the Company's Chief People Officer. The ESG Committee maintains contact with the Directors and Governance Committee and the Compensation Committee on matters of mutual interest relating to corporate governance.

Compensation Committee. The Compensation Committee has responsibility to review certain key human resource strategic activities, including those relating to diversity, training and recruitment. The Compensation Committee coordinates with the ESG Committee on diversity initiatives and receives annual reports on diversity and inclusion from the Company's Chief People Officer.

Directors and Governance Committee. The Directors and Governance Committee takes a leadership role in shaping the Company's corporate governance principles and practices. It receives regular updates on governance practices and developments from the Company's General Counsel.

Audit Committee. The Audit Committee has responsibility for the Company's policies, systems and controls designed to promote ethical behavior and compliance with applicable legal and regulatory requirements. It receives regular updates from the Company's Chief Compliance Officer.

Following each committee meeting, the respective committee chair reports on the meeting to the full Board. See the discussion under "Committees" on page 14 for additional information about the Board's committees.

Management ESG Committee. An internal committee with members drawn from across the Company's senior management helps coordinate the Company's ESG initiatives. The committee is comprised of colleagues from our four global businesses and corporate departments. Members of the committee include the Company's Deputy General Counsel, Corporate Secretary & Chief Compliance Officer, secretaries to the Board's committees, the Company's Chief Sustainability Officer, as well as other colleagues who support the Company's ESG initiatives.

CODES OF CONDUCT

Our reputation is fundamental to our business. The Company's directors, senior executives and colleagues are expected to act ethically at all times. The Company's codes of conduct and ethics are posted on the Company's website at mmc.com and copies are available to any stockholder upon request.

The Greater Good

Foundational to who we are is our culture of integrity, reflected in *The Greater Good*, our code of conduct everywhere we do business in the world. It is aligned around three key pillars: (1) Win With Integrity, (2) You are Never Alone, and (3) Speak Up.

The Greater Good applies to all of our directors, officers and other colleagues and requires the Company's agents, subcontractors and suppliers to comply with relevant aspects of our compliance policies. Each year, the Company's directors and senior executives certify their commitment to *The Greater Good*.

The Greater Good supports colleagues in making decisions in situations where it may not be clear—or easy. Our colleagues are provided with comprehensive training and communication of *The Greater Good*, including through our digital hub at integrity.mmc.com. In 2020, accompanied by manager-led training and discussions about what it means to live *The Greater Good,* an updated version of *The Greater Good* was distributed to colleagues to recertify their commitment to *The Greater Good*.

Code of Ethics for the CEO and Senior Financial Officers

The Company has also adopted an additional Code of Ethics for the Chief Executive Officer and Senior Financial Officers, which applies to our chief executive officer, chief financial officer and controller. We will disclose any amendments to, or waivers of, the Code of Ethics for the Chief Executive Officer and Senior Financial Officers on our website at mmc.com within four business days.

CEO SUCCESSION PLANNING AND SUCCESSION PLANNING FOR SENIOR EXECUTIVES

The Board believes that planning for CEO succession is one of its most important responsibilities. CEO succession planning is regularly discussed at Board meetings and in executive sessions. In addition, every year our CEO and Chief People Officer review with the Board potential internal candidates, including their qualifications, experience and development. At least annually, independent directors meet with the CEO to discuss potential successor candidates and their qualifications, experience and preparedness. The Board, taking into account the recommendations of the Directors and Governance Committee, approves and maintains a succession plan for the CEO. A confidential procedure is also maintained for the timely and efficient transfer of the CEO's responsibilities in the event of an emergency or his sudden incapacitation or departure. In addition, our Governance Guidelines provide that, to the extent that a search firm is retained to identify external candidates for CEO, the Board will instruct the search firm to reflect gender, race, ethnic and cultural diversity in the initial pool of candidates.

The Board also believes that planning for succession below the CEO level is a key responsibility. The CEO periodically reviews with the independent directors the performance of senior executives and their qualifications, experience and development. The Compensation Committee has responsibility for reviewing the Company's executive talent review process for senior executives. Every year, our Chief People Officer and CEO review with the Compensation Committee succession plans for direct reports to the CEO and other key executive positions.

Directors engage with senior executives and others at Board, committee and preparatory meetings as well as an annual meeting of the Board and the MMC Executive Committee. Directors also engage with senior executives and others in less formal settings to allow directors to personally assess potential candidates for CEO and senior executive roles.

DIRECTOR RECRUITMENT, NOMINATION AND SUCCESSION PLANNING

The Board, taking into account the recommendation of the Directors and Governance Committee, is responsible for nominating a slate of director candidates for election at the Company's annual meeting of stockholders.

Director Recruitment

The Board has delegated to the Directors and Governance Committee the authority to identify, consider and recommend to the Board potential new director candidates. An overview of the Board's director recruitment process is provided below.

OVERVIEW OF DIRECTOR RECRUITMENT PROCESS	
Evaluate Board Composition	• The Directors and Governance Committee reviews Board composition at least annually. • The Committee reviews with the Board periodically the skills and characteristics to be sought in director candidates.
Identify Diverse Pool of Candidates	• The Directors and Governance Committee and the Board seek to reflect gender, racial and ethnic diversity in the pool of director candidates. • Candidates may be recommended by search firms engaged by the Committee, other directors and stockholders. • Our Governance Guidelines provide that, to the extent that a search firm is retained to identify external director candidates, the Board will instruct the search firm to reflect gender, race, ethnic and cultural diversity in the initial pool of candidates.
Assess Potential Candidates	• Potential candidates are evaluated against the "Director Qualifications" on page 10 and the skills and experiences shown in the "Director Skills and Experience" matrix on page 11, as well as for independence and potential conflicts. • Members of the Directors and Governance Committee and other directors meet with potential candidates.
Recommend Candidates for Approval	• The Directors and Governance Committee recommends candidates to the Board for approval. • Stockholders vote on director nominees at the annual meeting of stockholders.

Director Nomination Process

As part of the process for nominating director candidates, the Board evaluates each individual director in the context of the Board as a whole, with the objective of recommending a group that can best support the success of our business and represent stockholder interests. In deciding whether to nominate an incumbent director for re-election, the Board considers many factors, including the criteria described under "Director Qualifications" on page 10 such as gender, racial and ethnic diversity, as well as his or her length of service and performance on the Board.

Director Succession Planning

The Board is committed to effective succession planning. The Directors and Governance Committee has responsibility to review the composition and structure of the Board as a whole, taking into account such factors as the Board's current mix and diversity of skills, backgrounds and experiences, and to make recommendations to the Board as appropriate. In its review of Board composition, the Directors and Governance Committee considers succession planning in light of factors such as skills needed and upcoming retirements and other potential departures.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

New directors participate in an orientation program throughout their first year on the Board to familiarize them with the Company's business, strategy, finances, policies, corporate governance practices and culture. The orientation program includes in-person meetings with the Company's senior executives and comprehensive background materials including our code of conduct, *The Greater Good.* Directors certify their commitment to *The Greater Good* every year. Additional orientation sessions with key advisors are provided for Audit and Compensation Committee members. Orientation sessions are also tailored upon request to meet directors' needs and interests.

Directors are also encouraged to participate in continuing education programs. Continuing education programs may be part of regular Board or committee meetings or third-party presentations. Additionally, the Company pays for directors to have access to third-party resources that provide updates on issues and programs relevant to public companies and their directors.

DIRECTOR INDEPENDENCE

The Board has determined that all directors other than Mr. Glaser are independent under the New York Stock Exchange ("NYSE") listed company rules and the standards set forth in the Governance Guidelines. Therefore, the Board has satisfied the objective, set forth in the Governance Guidelines, that a substantial majority of the Company's directors be independent of management.

For a director to be considered independent, the Board must affirmatively determine that the director has no direct or indirect material relationship with the Company. The Board has established standards to assist it in making determinations of director independence. These standards conform to, or are more exacting than, the independence requirements provided in the NYSE listed company rules. The Company's director independence standards are set forth as Annex A to our Governance Guidelines.

All members of the Audit, Compensation and Directors and Governance Committees must be independent directors under the NYSE listed company rules and the standards set forth in the Company's Governance Guidelines. Members of the Audit Committee must also satisfy a separate Securities and Exchange Commission ("SEC") and NYSE independence requirement, which provides that they may not be affiliates and may not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries, other than compensation received in their capacity as members of the Board or any committee of the Board. The Board evaluated each member of the Compensation Committee under the additional NYSE compensation committee member independence standards and also determined that these members qualify as "non-employee directors" (as defined under Rule 16b-3 under the Securities Exchange Act of 1934).

Under our Governance Guidelines, if a director whom the Board has deemed independent has a change in circumstances or relationships that might cause the Board to reconsider that determination, he or she must immediately notify the chairman of the Board and the chair of the Directors and Governance Committee.

REVIEW OF RELATED PERSON TRANSACTIONS

The Company maintains a written Policy Regarding Related Person Transactions, which sets forth standards and procedures for the review and approval or ratification of transactions between the Company and related persons. The policy is administered by the Directors and Governance Committee with assistance from the Company's Corporate Secretary.

In determining whether to approve or ratify a related person transaction, the Directors and Governance Committee will review the facts and circumstances including: the commercial reasonableness of the transaction; the benefits of the transaction to the Company; the availability of other sources for the products or services involved in the transaction; the materiality and nature of the related person's direct or indirect interest in the transaction; the potential public perception of the transaction and the potential impact of the transaction on the independence of any of the Company's directors. The Directors and Governance Committee will approve or ratify a related person transaction only if the Committee determines that the related person transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders.

If the Directors and Governance Committee determines not to approve or ratify a related person transaction, the transaction will not be entered into or continued. No member of the Directors and Governance Committee will participate in any review or determination if the Committee member or any of his or her immediate family members is the related person.

See the discussion under "Transactions with Management and Others" on page 75.

STOCKHOLDER RECOMMENDATIONS AND NOMINATIONS FOR DIRECTOR CANDIDATES

Stockholders may recommend or nominate director candidates in writing to the Company's Corporate Secretary. All stockholder recommendations for director candidates are considered, and they are evaluated in the same manner as other director candidates. Stockholders making nominations for director elections must meet the requirements described in Article III of our bylaws. The notice of nomination also must meet bylaw requirements, including as the procedures and information required. Recommendations and notices of nomination should be delivered to the Company's Corporate Secretary at our principal executive offices: Marsh & McLennan Companies, Inc., Attn: Directors and Governance Committee, c/o Katherine J. Brennan—Corporate Secretary, 1166 Avenue of the Americas, New York, New York 10036-2774. See the discussion under "Submission of Stockholder Proposals and Other Items of Business for 2022 Annual Meeting" on page 80.

DIRECTOR ELECTION VOTING STANDARD

The Company's bylaws provide that, in an uncontested election of directors, such as this one, where the number of nominees does not exceed the number of directors to be elected, a director nominee must receive more votes cast "for" than "against" his or her election in order to be elected to the Board.

In connection with the Company's majority voting standard for director elections, the Board has adopted the following procedures, which are set forth more fully in Section E.3 of our Governance Guidelines:

- The Board shall nominate for election only director candidates who agree to tender to the Board an irrevocable resignation that will be effective upon (i) a director's failure to receive the required number of votes for re-election at the next meeting of stockholders at which he or she faces re-election and (ii) the Board's acceptance of such resignation.

- Following a meeting of stockholders at which an incumbent director who was a nominee for re-election does not receive the required number of votes for election, the Directors and Governance Committee shall make a recommendation to the Board as to whether to accept or reject such director's resignation. Within 90 days following the certification of the election results, the Board shall decide whether to accept or reject the director's resignation and shall publicly disclose that decision and its rationale.

- If the Board accepts a director's resignation, the Directors and Governance Committee will recommend to the Board whether to fill the resultant vacant Board seat or reduce the size of the Board.

COMMUNICATING WITH DIRECTORS

Holders of the Company's common stock and other interested parties may send communications to the Board of Directors, the independent chairman, any of the directors or the independent directors as a group by mail (addressed to Katherine J. Brennan—Corporate Secretary, at the address shown below), online at ethicscomplianceline.com or by telephone (local dialing instructions can be found at ethicscomplianceline.com). Items unrelated to the directors' duties and responsibilities as Board members may be excluded by the Corporate Secretary, including solicitations and advertisements, product-related communications, surveys and job referral materials such as resumes.

COMMUNICATING CONCERNS REGARDING ACCOUNTING MATTERS

The Audit Committee of the Board of Directors has established procedures to enable anyone who has a concern about the Company's accounting, internal accounting controls or auditing practices to communicate that concern directly to the Audit Committee. These communications, which may be made on a confidential or anonymous basis, may be submitted in writing, by telephone or online as follows:

By mail to:

Marsh & McLennan Companies, Inc.
Audit Committee of the Board of Directors
c/o Katherine J. Brennan—Corporate Secretary
1166 Avenue of the Americas, Legal Department
New York, New York 10036-2774

By telephone or online:

Go to this website for dialing instructions or to raise a concern online:

ethicscomplianceline.com

Further details of the Company's procedures for handling complaints and concerns of colleagues and other interested parties regarding accounting matters are posted on our website at mmc.com/about/corporate-governance.html.

Company policy prohibits retaliation against anyone who raises a concern in good faith.

BOARD OF DIRECTORS AND COMMITTEES

BOARD COMPOSITION, LEADERSHIP AND SIZE

At the 2021 annual meeting, stockholders will vote on the election of thirteen (13) directors. H. Edward Hanway currently serves as the Board's independent chairman.

The only member of management who serves on the Board is Daniel S. Glaser, the Company's President and Chief Executive Officer. The position of chairman of the Board has been held by an independent director since 2005. The Board believes that this currently is the best leadership structure for the Company.

Key Director Statistics



- 23% racial / ethnic diversity
- 23% gender diversity

- 60–65
- 66–69
- 70+

- 0–6
- 7–9
- 10+

- Independent
- Not Independent

DIRECTOR QUALIFICATIONS

As provided in our Governance Guidelines, all directors must demonstrate the highest standards of ethics and integrity, must be independent thinkers with strong analytical ability and must be committed to representing all of the Company's stockholders rather than any particular interest group. In addition to these characteristics, our Governance Guidelines provide that each director candidate be evaluated by the Board against the following criteria: (1) the candidate's personal and professional reputation and background; (2) the candidate's knowledge and experience with the company's businesses and industries; (3) the candidate's experience with businesses or other organizations comparable to the Company in terms of size or complexity; (4) the interplay of the candidate's skills and experience with those of the incumbent directors; (5) the extent to which the candidate would provide substantive expertise that is currently sought by the Board or any committees of the Board; (6) the candidate's ability to commit the time necessary to fulfill a director's responsibilities; (7) relevant legal and regulatory requirements and evolving best practices in corporate governance; (8) the gender, racial, ethnic and cultural diversity of each potential candidate and (9) any other criteria the Board deems appropriate.

DIRECTOR SKILLS AND EXPERIENCE

As a global professional services firm offering clients advice and solutions in risk, strategy and people, the eight areas of expertise described in the chart below support our business and strategy. The chart identifies the five principal skills that the Directors and Governance Committee considered for each director when evaluating that director's experience and qualifications to serve as a director. Additional information about each director's background, business experience and other matters, as well as a description of how each individual's experience qualifies him or her to serve as a director of the Company is provided under the heading "Item 1—Election of Directors" beginning on page 18.

Skills and Experience	Mr. Anderson	Mr. Fanjul	Mr. Glaser	Mr. Hanway	Ms. Hopkins	Ms. Ingram	Ms. Lute	Mr. Mills	Mr. Nolop	Mr. Oken	Mr. Schapiro	Mr. Yates	Mr. Yost
Leadership: Business and strategic management experience from service in a significant leadership position, such as a chief executive officer, chief financial officer or other senior leadership role.	●	●	●	●	●	●	●	●	●	●	●	●	●
Financial: Background and experience in finance, accounting, banking, capital markets, financial reporting or economics.	●	●	●	●	●			●	●	●	●	●	●
Industry: Experience in the Company's businesses and industries, including insurance, insurance and reinsurance brokerage, consulting and healthcare.	●		●	●				●		●			●
International: International background or global experience, including in growth markets.		●	●	●		●	●	●			●		
Technology: Experience in technology, innovation or cybersecurity, particularly as a senior executive.					●	●	●	●				●	
Corporate Governance & ESG: Experience with governance principles or ESG initiatives, including sustainability and diversity and inclusion.	●	●			●	●			●		●		●
Government Relations & Regulatory: Experience with government relations, regulatory matters or regulated industries and political affairs.		●		●		●	●		●	●		●	
Risk Management: Experience in risk management, strategic planning or compliance.	●		●		●		●		●	●	●	●	●
Diversity: Gender, racial, ethnic or cultural diversity.	●	●			●	●	●					●	

BOARD DIVERSITY

We are committed to maintaining a diverse and inclusive Board. We appointed our fifth consecutive diverse director to our Board in 2020. In the past 10 years, we have appointed eight independent directors, seven of whom are diverse.

Of our 13 directors, three are men who are racially or ethnically diverse and three are women. Daniel S. Glaser, the Company's President and Chief Executive Officer, is a member of the 30% Club, a global campaign to increase gender diversity at board and senior management levels.

Our Governance Guidelines specify that the gender, racial, ethnic and cultural diversity of each potential director candidate be considered by the Board. In its recruitment process, the Directors and Governance Committee and the Board seek to reflect gender, race, ethnic and cultural diversity in the pool of director candidates. Further, our Governance Guidelines provide that, to the extent that a search firm is retained to identify external candidates for Board membership, the Board will instruct the search firm to reflect gender, race, ethnic and cultural diversity in the initial pool of candidates. The Directors and Governance Committee and the Board also consider gender, race, ethnic and cultural diversity in the director nomination process.

BOARD REFRESHMENT

The Board is committed to effective succession planning and refreshment. Four directors have joined since 2016, with our newest director joining in 2020, enhancing the Board's breadth and depth of experience and diversity. The average tenure of our directors is ten years. In deciding whether to nominate an incumbent director for re-election, the Board considers many factors, including tenure and an assessment of independence. The Board believes that term limits might arbitrarily deprive the Board of the contributions of directors who have valuable insight, developed over time, into the Company and its industries. The Board believes that a mix of director tenures provides fresh viewpoints, institutional knowledge and historical perspective.

RETIREMENT

Our Governance Guidelines require our independent directors to resign no later than at the annual meeting of stockholders following their 75th birthday. Any director who is an employee of the Company will resign from the Board when his or her employment ends.

ATTENDANCE

The Board held ten meetings during 2020. The average attendance by directors at meetings of the Board and its committees held during 2020 was approximately 98%. All directors attended at least 75% of the meetings of the Board and committees on which they served. The Board's policy is to have all directors attend the annual meetings of stockholders. All directors attended the 2020 annual meeting of stockholders.

EXECUTIVE SESSIONS

Our independent directors meet in executive session without management at regularly scheduled multi-day Board meetings. In 2020 they held six executive sessions, which were presided over by the independent chairman of the Board. In addition, the members of the Audit, Compensation and Directors and Governance Committees meet in executive session without management at regularly scheduled committee meetings.

BOARD AND COMMITTEE EVALUATIONS

Our Governance Guidelines provide that the Directors and Governance Committee oversees an annual evaluation of the Board's performance and effectiveness. In addition, the charters for the Audit, Compensation, Directors and Governance, Finance and ESG Committees provide that each committee evaluates its own performance annually.

Board Evaluations

The annual evaluation of the Board focuses on its contribution to the Company over the preceding year, including areas in which the Board or management believes the Board could enhance its future contributions. More generally, directors are encouraged to make suggestions at any time for improving the Board's practices.

An overview of the Board self-evaluation process is provided below.

Overview of Board Self-evaluation Process

Determine Form and Content of Self-Evaluation	• The Directors and Governance Committee determines the form and content of the evaluation each year, taking into account director and stockholder feedback and best practices. The Directors and Governance Committee has considered whether to engage a third party for the evaluation.
Discuss in Executive Session	• The self-evaluation takes place in executive session using a compilation of unattributed responses, which is provided to directors in advance of the meeting.
Respond to Feedback	• Based on director feedback, changes are considered and, as appropriate, implemented.

For the evaluation of 2020, the Directors and Governance Committee considered the form of the evaluation and determined to use a questionnaire soliciting qualitative commentary and quantitative ratings from each director. The questionnaire begins with open-ended discussion questions and also solicits the directors' views on topics such as:

- the Board's key priorities
- the Board's knowledge base
- fulfillment of the Board's and committees' responsibilities

- the Board's interaction with management
- the Board's structure, composition and committees
- Board meetings and related processes

Recent changes to the questionnaire include adding a discussion question about which changes in 2020 to maintain, modify or restore and deleting discussion questions that have not solicited meaningful feedback. Changes made in response to director feedback from the Board evaluation have included changing committee assignments.

Committee Evaluations

The Audit, Compensation, Directors and Governance, Finance and ESG Committees evaluate their own performance annually pursuant to their respective charters. Material is provided in advance to assist the committee with assessing its performance of its responsibilities under its charter and our Governance Guidelines. These materials include questions for discussion, summaries of the committee's activities and responsibilities and feedback from the Board self-evaluation regarding the committee. Committee self-evaluations are conducted in executive session.

COMMITTEES

Our Board maintains an Audit Committee, a Compensation Committee, a Directors and Governance Committee, a Finance Committee, an ESG Committee and an Executive Committee to assist the Board in discharging its responsibilities. Following each committee meeting, the respective committee chair reports the highlights of the meeting to the full Board.

Membership on each of the Audit, Compensation and Directors and Governance Committees is limited to independent directors as required by the Company, the listing standards of the NYSE and the SEC's independence rules. The ESG and Finance Committees must consist of a majority of independent directors as required by the Company. Each of these committees is governed by a charter, which is available on our website at mmc.com/about/corporate-governance.html.

The table below shows current committee assignments and the number of times each committee met in 2020:

Director	Audit	Compensation	Directors and Governance	Finance	ESG	Executive
Anthony K. Anderson	●				●	
Oscar Fanjul		●		CHAIR		●
Daniel S. Glaser				●		●
H. Edward Hanway		●	●	●		CHAIR
Deborah C. Hopkins		●	●	●		
Tamara Ingram	●				●	
Jane H. Lute	●				●	
Steven A. Mills		CHAIR	●			●
Bruce P. Nolop	CHAIR			●		●
Marc D. Oken				●	●	
Morton O. Schapiro		●	CHAIR		●	●
Lloyd M. Yates	●				CHAIR	
R. David Yost		●	●	●		
2020 Meetings	11	7	4	5	4	0

Audit Committee
The Audit Committee is charged, among other things, with assisting the Board in fulfilling its oversight responsibilities with respect to:

- the integrity of the Company's financial statements;
- the qualifications, independence and performance of our independent registered public accounting firm;
- the performance of the Company's internal audit function;
- the Company's policies and implementation of systems and controls designed to promote ethical behavior;
- compliance by the Company with legal and regulatory requirements; and
- the Company's enterprise risk management programs and processes.

The Audit Committee selects, oversees and approves, pursuant to a pre-approval policy, all services to be performed by our independent registered public accounting firm. The Company's independent registered public accounting firm reports to the Audit Committee.

All members of the Audit Committee are "financially literate," as required by the NYSE and determined by the Board. The Board has determined that Anthony K. Anderson, Bruce P. Nolop and Lloyd M. Yates have the requisite qualifications to satisfy the SEC definition of "audit committee financial expert."

Compensation Committee
The primary responsibilities of the Compensation Committee are to:

- evaluate the performance and determine the compensation of our chief executive officer;
- review and approve the compensation of our other senior executives;

- review certain key human resource strategic activities, including those relating to diversity, training and recruitment; and

- oversee and discharge its responsibilities for the Company's incentive compensation plans for our senior executives and equity-based award plans.

Meeting Schedule.   The Compensation Committee met seven times in 2020, including a special meeting in February to complete its annual review of, and make decisions on, executive compensation. Decisions relating to significant matters are usually presented to the Compensation Committee and discussed at more than one meeting to allow for full consideration of the implications and possible alternatives before a final decision is made. The Compensation Committee receives support from its independent compensation consultant and the Company's management, including the Company's human resources staff, as described below. At each of its meetings, the Compensation Committee meets in executive session and without management present. The independent compensation consultant attends portions of the executive sessions.

The Compensation Committee may delegate all or a portion of its duties and responsibilities to the chair of the Compensation Committee or a subcommittee of the Compensation Committee. If necessary, the chair is authorized to take action on behalf of the Compensation Committee between its regularly scheduled meetings, within prescribed guidelines. If any such action is taken, the chair reports such action to the Compensation Committee at its next regularly scheduled meeting.

Independent Compensation Consultant.   The Compensation Committee has engaged Pay Governance LLC as its independent compensation consultant to support the Compensation Committee in performing its duties and to provide analysis and make recommendations to the Compensation Committee regarding our executive compensation program. The independent compensation consultant reports directly to the Compensation Committee and provides advice and analysis solely to the Compensation Committee. The independent compensation consultant supports the Compensation Committee by:

- participating in meetings and executive sessions of the Compensation Committee to advise the Compensation Committee on specific matters that arise;

- offering objective advice regarding the compensation and policy recommendations presented to the Compensation Committee by the Company's management, including senior members of the Company's human resources staff; and

- providing data regarding the compensation practices of comparable companies.

The Compensation Committee requested and received advice from the independent compensation consultant with respect to all significant matters addressed by the Compensation Committee during 2020. Except for the services provided to the Compensation Committee, neither the individual compensation consultant nor Pay Governance LLC nor any of its affiliates provided any services to the Company or its affiliates in 2020.

The Compensation Committee assessed the work of Pay Governance LLC during 2020 pursuant to SEC rules and concluded that Pay Governance's work did not raise any conflict of interest.

Company Management.   The Company's management, including the Company's human resources staff, supports the Compensation Committee by:

- developing meeting agendas in consultation with the chair of the Compensation Committee and preparing background materials for Compensation Committee meetings;

- making recommendations to the Compensation Committee on the Company's compensation philosophy, governance initiatives and short-term and long-term incentive ("LTI") compensation design, and by providing input regarding the individual performance component of annual bonus awards; and

- responding to actions and initiatives proposed by the Compensation Committee.

In addition, our President and Chief Executive Officer provides recommendations with respect to the compensation of our other senior executives.

Our President and Chief Executive Officer, senior members of the Company's human resources staff and internal legal counsel attended Compensation Committee meetings when invited but were not present for executive sessions or for any discussion of their own compensation.

Timing and Procedures of Equity-Based Compensation Awards. Annual awards under our LTI compensation program are approved at a prescheduled meeting of the Compensation Committee each February and, consistent with our historical practice, are granted on that same date.

In addition, the Compensation Committee periodically grants restricted stock unit awards to newly hired senior executives and to continuing senior executives for increased responsibilities that accompany changes in position and for retention purposes. These awards are approved at prescheduled meetings of the Compensation Committee. The Compensation Committee has also authorized our President and Chief Executive Officer to make such awards to individuals who are not senior executives, subject to prescribed parameters. These awards are granted on the first calendar day of the month following approval of the award by the Compensation Committee or our President and Chief Executive Officer, as applicable. In the event that an award is approved prior to an individual's start date with the Company, the award will be granted on the first calendar day of the first month on or following the individual's start date; however, if an award is approved contingent on the award recipient providing documentation supporting the forfeiture of compensation from a former employer and that documentation has not been provided as of the individual's start date, the award will be granted on the first calendar day of the month following the provision of such documentation and acceptance by the Company.

Typically, equity-based awards are denominated as a dollar value and then converted into a number of performance stock units, restricted stock units or stock options. The number of performance stock units or restricted stock units is determined based on the fair market value of the Company's common stock, which is defined as the average of the high and low trading prices of the Company's common stock on the trading day immediately preceding the grant date. The number of stock options is determined based on the grant date fair value of a stock option to purchase a share of the Company's common stock. The grant date fair value of stock options and performance stock units is determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Compensation–Stock Compensation* ("FASB ASC Topic 718"). Stock options have an exercise price equal to the average of the high and low trading prices of the Company's common stock on the trading day immediately preceding the grant date. We believe that our equity-based compensation grant procedures effectively protect against the manipulation of grant timing for employee gain.

The Company's human resources staff regularly monitors, and updates the Compensation Committee on, the use of shares of the Company's common stock for equity-based awards and the number of shares available for future awards under our equity-based compensation plans. As part of the process of granting annual LTI compensation, the Compensation Committee considers share use and equity run rate (a measure of the potential dilutive impact of the Company's equity award program, defined as the number of shares underlying awards granted plus the number of shares underlying awards assumed upon acquisition (if any), divided by weighted average common shares outstanding) so that annual LTI awards, and the extent to which shares of the Company's common stock are used for those awards, are maintained at a reasonable level.

Directors and Governance Committee

The Directors and Governance Committee's duties and responsibilities include, among other things:

- assisting the Board by identifying, considering and recommending, consistent with criteria approved by the Board, qualified candidates for election as directors, including the slate of directors to be nominated by the Board for election at the Company's annual meeting of stockholders;

- recommending Board committee assignments;

- overseeing the development and implementation of succession planning for the Company's chief executive officer; and

- developing and recommending to the Board the Company's Governance Guidelines, including taking a leadership role in shaping the Company's corporate governance.

Finance Committee

The Finance Committee reviews and makes recommendations to the Board concerning, among other matters, the Company's capital structure, capital management and methods of corporate finance (including proposed issuances of securities or other financing transactions) and proposed acquisitions, divestitures or other strategic transactions.

ESG Committee

The ESG Committee's purpose is to oversee and support the Company's commitment to social, environmental and other public policy initiatives. The ESG Committee receives at least annual updates on sustainability, environmental matters, social impact and diversity and inclusion topics and reports to the Board on a regular basis.

Executive Committee

The Executive Committee is empowered to act for the full Board during the intervals between Board meetings, except with respect to matters that, under Delaware law or the Company's bylaws, may not be delegated to a committee of the Board. The Executive Committee meets as necessary, with all actions taken by the Committee reported at the next Board meeting.

ELECTION OF DIRECTORS

ITEM 1 — ELECTION OF DIRECTORS

At the 2021 annual meeting, stockholders will vote on the election of the thirteen (13) nominees listed on the following page for a one-year term. As described under "Director Recruitment, Nomination and Succession Planning" on page 5.

The Board has nominated each of these individuals to serve until the 2022 annual meeting. Each nominee has indicated that he or she will serve if elected. We do not anticipate that any of the nominees will be unable or unwilling to stand for election, but if that happens, your proxy may be voted for another person nominated by the Board or the Board may reduce its size. Each director holds office until his or her successor has been duly elected and qualified or his or her earlier resignation, death or removal.

In nominating the following slate of director candidates for election at the Company's annual meeting of stockholders, the Board has evaluated each nominee by reference to the criteria described above on pages 10 and 11 under the headings "Director Qualifications" and "Director Skills and Experience." In addition, the Board evaluates each individual director in the context of the Board as a whole, with the objective of recommending a group that can best support the success of our businesses and represent stockholder interests.

The following section contains information provided by the nominees about their principal occupations, business experience and other matters, including their current committee assignments, as well as a description of how each individual's experience qualifies him or her to serve as a director of the Company.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR ALL OF THE DIRECTOR NOMINEES.

Name / Age	Director Since	Background	Independent	Other Public Company Boards	Committees
Anthony K. Anderson, 65	2016	Former Vice Chair and Midwest Area Managing Partner of Ernst & Young LLP	Yes	3	Audit ESG
Oscar Fanjul, 71	2001	Vice Chairman of Omega Capital, Founding Chairman and Former Chief Executive Officer of Repsol	Yes	2	Compensation Executive Finance (Chair)
Daniel S. Glaser, 60	2013	President and Chief Executive Officer of Marsh & McLennan Companies, Inc.	No	—	Executive Finance
H. Edward Hanway, 69	2010	Former Chairman and Chief Executive Officer of CIGNA Corporation	Yes	—	Compensation Directors and Governance Executive (Chair) Finance
Deborah C. Hopkins, 66	2017	Former Chief Executive Officer of Citi Ventures, Former Chief Innovation Officer of Citigroup	Yes	1	Compensation Directors and Governance Finance
Tamara Ingram, 60	2019	Former Global Chairman, Wunderman Thompson	Yes	2	Audit ESG
Jane H. Lute, 64	2020	President and Chief Executive Officer, SICPA North America	Yes	2	Audit ESG
Steven A. Mills, 69	2011	Former Executive Vice President of Software & Systems of International Business Machines Corporation (IBM)	Yes	—	Compensation (Chair) Directors and Governance Executive
Bruce P. Nolop, 70	2008	Former Executive Vice President and Chief Financial Officer of E*Trade Financial Corporation	Yes	1	Audit (Chair) Executive Finance
Marc D. Oken, 74	2006	Chairman of Falfurrias Capital Partners	Yes	1	ESG Finance
Morton O. Schapiro, 67	2002	President and Professor of Economics, Northwestern University	Yes	—	Compensation Directors and Governance (Chair) ESG Executive
Lloyd M. Yates, 60	2011	Former Executive Vice President of Duke Energy and President of Duke Energy's Carolinas Region	Yes	3	Audit ESG (Chair)
R. David Yost, 73	2012	Former President and Chief Executive Officer of AmerisourceBergen	Yes	2	Compensation Directors and Governance Finance

Key Director Statistics



46% Diverse

- 23% racial / ethnic diversity
- 23% gender diversity



67 Average Age

- 60–65
- 66–69
- 70+



10 years Average Tenure

- 0–6
- 7–9
- 10+



92% Independent

- Independent
- Not Independent



ANTHONY K. ANDERSON

Director since: 2016

Age: 65

Other Public Company Boards:
AAR Corp.
Avery Dennison Corporation
Exelon Corporation
Past five years: First American Financial
Corporation

Committees:
Audit
ESG

Key Skills and Experience:
Leadership
Financial
Industry
Corporate Governance & Responsibility
Risk Management

Business Experience
Mr. Anderson served as Vice Chair and Midwest Area Managing Partner of Ernst & Young LLP from 2006 until his retirement in April 2012. He joined Ernst & Young in 1977 and held various management positions during his 35-year career there. Mr. Anderson served on the Board of the Federal Reserve Bank of Chicago from 2008 to 2010. He is a member of the American, California and Illinois Institutes of Certified Public Accountants. Mr. Anderson is also a director of AAR Corp., Avery Dennison Corporation and Exelon Corporation. He is a former director of First American Financial Corporation.

Qualifications
We believe Mr. Anderson's qualifications to serve on our Board of Directors include his significant experience as an audit partner serving insurance and insurance brokerage entities and his leadership and management experience with a global professional services organization.



OSCAR FANJUL

Director since: 2001

Age: 71

Other Public Company Boards:
LafargeHolcim
Ferrovial
Past five years: Acerinox and Deoleo

Committees:
Compensation
Executive
Finance (Chair)

Key Skills and Experience:
Leadership
Financial
International
Corporate Governance & Responsibility
Government Relations & Regulatory

Business Experience
Mr. Fanjul is Vice Chairman of Omega Capital, a private investment firm based in Spain. Mr. Fanjul is the Founding Chairman and former Chief Executive Officer of Repsol. Mr. Fanjul is Vice Chairman of the Board of LafargeHolcim and a director of Ferrovial. Mr. Fanjul is a former director of Unilever, the London Stock Exchange, Areva, Acerinox and Deoleo. He is a dual Spanish and Chilean national and has a PhD in Economics.

Qualifications
We believe Mr. Fanjul's qualifications to serve on our Board of Directors and chair our Finance Committee include his extensive experience in international markets with global companies, his understanding of global business practices and his perspective from being based outside the US.



DANIEL S. GLASER

Director since: 2013

Age: 60

Other Public Company Boards:
N/A

Committees:
Executive
Finance

Key Skills and Experience:
Leadership
Financial
Industry
International
Risk Management

Business Experience
Mr. Glaser is President and Chief Executive Officer of Marsh & McLennan Companies. Prior to starting his current role in January 2013, Mr. Glaser served as Group President and Chief Operating Officer of the Company. He rejoined Marsh & McLennan Companies in December 2007 as Chairman and Chief Executive Officer of Marsh, returning to the firm where he had begun his career right out of university in 1982. Mr. Glaser is an insurance industry veteran who has held senior positions in commercial insurance and insurance brokerage, working in the United States, Europe and the Middle East. Mr. Glaser serves as the Chairman of the US Federal Advisory Committee on Insurance (FACI). He is a member of the Board of Trustees for The Institutes and the Board of Directors for the Partnership for New York City. He is also the Co-Chair of the International Advisory Board for BritishAmerican Business.

Qualifications
As the only member of the Company's management team on the Board, Mr. Glaser's presence on the Board provides directors with direct access to the Company's chief executive officer and helps facilitate director contact with other members of the Company's senior management.



H. EDWARD HANWAY

Director since: 2010

Age: 69

Other Public Company Boards:
N/A

Committees:
Compensation
Directors and Governance
Executive (Chair)
Finance

Key Skills and Experience:
Leadership
Financial
Industry
International
Government Relations & Regulatory

Business Experience
Mr. Hanway served as Chairman and Chief Executive Officer of CIGNA Corporation from 2000 until his retirement in 2009. From 1999 to 2000, he served as President and Chief Operating Officer of CIGNA. From 1996 to 1999, he was President of CIGNA HealthCare and from 1989 to 1996 was President of CIGNA International. Mr. Hanway is a former member of the Board of Directors of America's Health Insurance Plans (AHIP). He is also a past Chairman of the Council on Affordable Quality Healthcare (CAQH) and has been active in a wide range of issues and initiatives associated with children's health and education. He serves on the Board of Trustees of the Delaware County Community Foundation and is Chairman of the Drexel Neumann Academy and Faith in the Future Foundation, an organization committed to growth of Catholic education in the Archdiocese of Philadelphia.

Qualifications
We believe Mr. Hanway's qualifications to chair our Board of Directors include his years of executive experience in the insurance industry, together with his background in the health and benefits sector, which provide our Board with insight into important areas in which the Company conducts business.



DEBORAH C. HOPKINS

Director since: 2017

Age: 66

Other Public Company Boards:
Union Pacific Corporation
Past five years: Qlik Technologies and Virtusa Corporation

Committees:
Compensation
Directors and Governance
Finance

Key Skills and Experience:
Leadership
Financial
Technology
Corporate Governance & Responsibility
Risk Management

Business Experience

Ms. Hopkins was the founder and Chief Executive Officer of Citi Ventures and served as Citigroup's first Chief Innovation Officer. Previously at Citi she was Chief Operations and Technology officer of the company and Senior Advisor to the Corporate and Investment Bank. She retired at the end of 2016. Prior to joining Citigroup in 2003 as Head of Corporate Strategy and M&A, she was Chief Financial Officer of Lucent Technologies and The Boeing Company and held senior-level positions at General Motors in the US and Zurich and at Unisys Corporation, after starting her career at Ford. Ms. Hopkins was twice named to Fortune's 10 most powerful women in business and was on Institutional Investor's Top 50 list every year from 2011 until she retired. Ms. Hopkins is an elected Trustee and Vice Chair of the Board of St. John's Health located in Jackson, Wyoming. She is a director of Union Pacific Corporation and privately-held cybersecurity company, Deep Instinct. Ms. Hopkins is a former director of Virtusa Corporation, Qlik Technologies, E.I. DuPont de Nemours & Company and Dendrite International. Ms. Hopkins holds honorary doctorate degrees from Westminster College and Walsh College and a B.A. in Accounting from Walsh College.

Qualifications

We believe Ms. Hopkins's qualifications to serve on our Board of Directors include her significant leadership positions in finance, technology and innovation at various multinational companies.



TAMARA INGRAM

Director since: 2019

Age: 60

Other Public Company Boards:
Intertek plc
Marks & Spencer plc
Past five years: Serco Group plc

Committees:
Audit
ESG

Key Skills and Experience:
Leadership
International
Technology
Corporate Governance & Responsibility
Government Relations & Regulatory

Business Experience

Ms. Ingram was the Global Chairman of Wunderman Thompson, an international global advertising agency. Ms. Ingram held previous roles at WPP plc, a media conglomerate, including Global Chief Executive Officer of J. Walter Thompson, Grey UK's Group Chief Executive Officer, Global Leader on their Procter & Gamble account, as well as roles at WPP's wholly owned data investment division, Kantar. Prior to joining WPP plc, Ms. Ingram was Chief Executive Officer of McCann Worldgroup in London and Chief Executive Officer of Saatchi & Saatchi's London office. Ms. Ingram previously served as a non-executive director of London Stock Exchange-listed companies Sage Group plc and Serco Group plc. She is a Trustee of Save the Children International (UK) and was awarded an OBE (Officer of the Most Excellent Order of the British Empire) for her services to tourism through her work as Chairman of Visit London. Ms. Ingram serves on the Board of Directors of Intertek plc and Marks & Spencer plc, a British multi-national retailer.

Qualifications

We believe Ms. Ingram's qualifications to serve on our Board of Directors include her significant leadership experience in leading client-focused, global businesses, particularly internationally, and her corporate governance experience from other board service.



JANE H. LUTE

Director since: 2020

Age: 64

Other Public Company Boards:
Atlas Air Worldwide Holdings, Inc.
Union Pacific Corporation

Committees:
Audit
ESG

Key Skills and Experience:
Leadership
International
Technology
Government Relations & Regulatory
Risk Management

Business Experience

Ms. Lute is the President and CEO of SICPA North America, a company that specializes in providing material and digital integrity solutions to authenticate the provenance and protect the value of products, processes, and documents. Effective May 1, 2021, Ms. Lute's role at SICPA North America will change to Strategic Director. Ms. Lute also serves as Special Advisor to the Secretary-General of the United Nations, where she has held several positions in peacekeeping and peace building. Previously, Ms. Lute served as United States Deputy Secretary of Homeland Security from 2009-2013. She also served as Chief Executive Officer of the Center for Internet Security, an operating not-for-profit organization providing cybersecurity services for state, local, tribal and territorial governments. She began her distinguished career in the United States Army and served on the National Security Council staff under both Presidents George H.W. Bush and William Jefferson Clinton. Ms. Lute holds a Ph.D. in political science from Stanford University and a J.D. from Georgetown University. Ms. Lute serves on the Board of Directors of Union Pacific Corporation and, until May 25, 2021, Atlas Air Worldwide Holdings, Inc.

Qualifications

We believe Ms. Lute's qualifications to serve on our Board of Directors include her broad expertise in cybersecurity, vast international experience and her experience managing large, complex organizations.



STEVEN A. MILLS

Director since: 2011

Age: 69

Other Public Company Boards:
N/A

Committees:
Compensation (Chair)
Directors and Governance
Executive

Key Skills and Experience:
Leadership
Financial
Industry
International
Technology

Business Experience

Mr. Mills was a senior executive at International Business Machines Corporation (IBM) before his retirement at the end of December 2015. Mr. Mills joined IBM in 1973 and during the course of his 40-plus-year career held various executive leadership positions across the Company. At the time of his retirement, Mr. Mills was the Executive Vice President of Software & Systems, with responsibility for directing IBM's $40 billion product business, which included over 100,000 employees spanning development, manufacturing, sales, marketing and support professions.

Qualifications

We believe Mr. Mills' qualifications to serve on our Board of Directors and chair our Compensation Committee include his executive leadership and management experience, his technology expertise, his extensive international experience at IBM and his overall knowledge of global markets.



BRUCE P. NOLOP

Director since: 2008

Age: 70

Other Public Company Boards:
TEGNA Inc.
Past five years: On Deck Capital, Inc.

Committees:
Audit (Chair)
Executive
Finance

Key Skills and Experience:
Leadership
Financial
Corporate Governance & Responsibility
Government Relations & Regulatory
Risk Management

Business Experience

Mr. Nolop retired in 2011 from E*TRADE Financial Corporation, where he served as Executive Vice President and Chief Financial Officer from September 2008 through 2010. Previously he was Executive Vice President and Chief Financial Officer of Pitney Bowes Inc. from 2000 to 2008 and Managing Director of Wasserstein Perella from 1993 to 2000. Prior thereto he held positions with Goldman, Sachs & Co., Kimberly-Clark Corporation and Morgan Stanley & Co. Mr. Nolop serves on the Board of Directors of TEGNA Inc. (formerly Gannett Co., Inc.) and is a former director of On Deck Capital, Inc. and privately-held CLS Group Holdings AG.

Qualifications

We believe Mr. Nolop's qualifications to serve on our Board of Directors and chair our Audit Committee include his experience in financial accounting and corporate finance and his familiarity with internal financial controls and strategic transactions acquired through executive-level finance positions held in public companies and 18 years' experience as an investment banker.



MARC D. OKEN

Director since: 2006

Age: 74

Other Public Company Boards:
Sonoco Products Company
Past five years: Capital Bank Financial Corp.

Committees:
ESG
Finance

Key Skills and Experience:
Leadership
Financial
Industry
Government Relations & Regulatory
Risk Management

Business Experience

Mr. Oken is Chairman of Falfurrias Capital Partners, a private equity firm. He was Chief Financial Officer of Bank of America Corporation from 2004 to 2005. Mr. Oken joined Bank of America in 1989 as Executive Vice President-Chief Accounting Officer, a position he held until 1998, when he became Executive Vice President-Principal Finance Executive. Prior to joining Bank of America, he was a partner at Price Waterhouse, serving there for 13 years. Mr. Oken serves on the Board of Directors of Sonoco Products Company and is a former director of Capital Bank Financial Corp. He also served in Vietnam as a Navy pilot.

Qualifications

We believe Mr. Oken's qualifications to serve on our Board of Directors include his extensive experience with public and financial accounting matters for complex global organizations, as well as his executive leadership and management experience.



MORTON O. SCHAPIRO

Director since: 2002

Age: 67

Other Public Company Boards:
N/A

Committees:
Compensation
Directors and Governance (Chair)
ESG
Executive

Key Skills and Experience:
Leadership
Financial
International
Corporate Governance & Responsibility
Risk Management

Business Experience

Mr. Schapiro has been President and Professor of Economics at Northwestern University since 2009. Prior to that, he was President and Professor at Williams College from 2000. Previous positions include Dean of the College of Letters, Arts and Sciences of the University of Southern California from 1994 to 2000, the University's Vice President for planning from 1999 to 2000 and Chair of its Department of Economics from 1991 to 1994. Mr. Schapiro is among the nation's leading authorities on the economics of higher education and has expertise in labor and development economics.

Qualifications

We believe Mr. Schapiro's qualifications to serve on our Board of Directors and chair our Directors and Governance Committee include his executive leadership and management with large and complex educational institutions, which provides the Board with a diverse perspective, as well as his more than 30 years of experience as a professor of economics.



LLOYD M. YATES

Director since: 2011

Age: 60

Other Public Company Boards:
American Water Works Company
NiSource Inc.
Sonoco Products Company

Committees:
Audit
ESG (Chair)

Key Skills and Experience:
Leadership
Financial
Technology
Government Relations & Regulatory
Risk Management

Business Experience

Mr. Yates served as Executive Vice President of Duke Energy and President of Duke Energy's Carolinas Region until his retirement in September 2019. Previously, Mr. Yates served as Executive Vice President of Customer Operations for Duke Energy. Mr. Yates has more than 35 years of experience in the energy industry, including the areas of nuclear and fossil generation and energy delivery. Before the merger between Duke Energy and Progress Energy in July 2012, Mr. Yates served as President and Chief Executive Officer for Progress Energy Carolinas. Mr. Yates joined Progress Energy's predecessor, Carolina Power & Light, in 1998. Before joining Progress Energy, he worked for PECO Energy for 16 years in several line operations and management positions.

Qualifications

We believe Mr. Yates's qualifications to serve on our Board of Directors and chair our ESG Committee include the executive leadership and management experience he has acquired throughout his career in the energy industry, as well as his risk management experience with nuclear and fossil energy generation and delivery.



R. DAVID YOST

Director since: 2012

Age: 73

Other Public Company Boards:
Bank of America
Johnson Controls International plc
Past five years: Exelis Inc.

Committees:
Compensation
Directors and Governance
Finance

Key Skills and Experience:
Leadership
Financial
Industry
Corporate Governance & Responsibility
Risk Management

Business Experience
Mr. Yost served as the President and Chief Executive Officer of AmerisourceBergen, a comprehensive pharmaceutical services provider, from 2001 until his retirement in 2011. Mr. Yost also held a variety of other positions with AmeriSource Health Corporation and its predecessors from 1974 to 2001, including Chairman, President and Chief Executive Officer from 1997 to 2001. Mr. Yost is a graduate of the U.S. Air Force Academy and was previously a Captain in the United States Air Force. He also holds an M.B.A. from the University of California, Los Angeles. He serves on the Board of Directors of Johnson Controls International plc and Bank of America. Mr. Yost is a former director of Exelis Inc. Mr. Yost also serves on the U.S. Air Force Academy Foundation Board.

Qualifications
We believe Mr. Yost's qualifications to serve on our Board of Directors include his extensive leadership experience gained as the chief executive of a large publicly traded company in the healthcare industry and as a director of other publicly traded companies.

EXECUTIVE COMPENSATION

ITEM 2 — ADVISORY (NONBINDING) VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

Recognizing that executive compensation is an important matter for our stockholders, and in accordance with SEC rules, we are asking our stockholders to approve an advisory resolution on the compensation of our named executive officers as disclosed in this proxy statement.

This proposal, commonly known as a "say on pay" proposal, is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and our executive compensation philosophy, policies and practices as described in this proxy statement. Although the voting results are not binding, the Board and the Compensation Committee will take into account the results of the vote when considering future executive compensation arrangements. We will conduct this annual advisory vote through our 2023 Annual Meeting of Stockholders, when the next advisory vote on the frequency of future say on pay votes will occur.

We encourage our stockholders to read the Compensation Discussion and Analysis, which immediately follows this proposal. The Compensation Discussion and Analysis describes our executive compensation program and related policies and practices and explains the decisions the Compensation Committee has made under this program and the factors considered in making those decisions. We also encourage our stockholders to review the 2020 Summary Compensation Table and the other compensation tables and accompanying narratives, which provide detailed information on the compensation of our named executive officers.

STOCKHOLDERS ARE BEING ASKED TO VOTE ON THE FOLLOWING RESOLUTION:

RESOLVED, that the stockholders of Marsh & McLennan Companies approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in this proxy statement, including the Compensation Discussion and Analysis, the executive compensation tables and the related narratives.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF OUR NAMED EXECUTIVE OFFICER COMPENSATION ON AN ADVISORY BASIS.

COMPENSATION DISCUSSION AND ANALYSIS

The following is a discussion and analysis of our compensation program for our senior executives, focusing on our key compensation principles, policies and practices.

This section describes the compensation decisions with respect to the individuals who served during 2020 as our President and Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers as of December 31, 2020, as listed below. These individuals are included in the "2020 Summary Compensation Table" on page 51.

Name	Title
Daniel S. Glaser	President and Chief Executive Officer ("CEO")
Mark C. McGivney	Chief Financial Officer
John Q. Doyle	President and Chief Executive Officer of Marsh Vice Chair, Marsh McLennan
Peter C. Hearn	President and Chief Executive Officer of Guy Carpenter Vice Chair, Marsh McLennan
Martine Ferland	President and Chief Executive Officer of Mercer Vice Chair, Marsh McLennan

We refer to these individuals collectively in this Compensation Discussion and Analysis as our "named executive officers." When we refer to our "senior executives" in this proxy statement, we mean our CEO, the chief executive officers of our four businesses and certain leaders of our corporate staff. Background information regarding our senior executives is provided on our website at mmc.com/about/leadership.html.

2020 HIGHLIGHTS

Supporting Our Colleagues Through COVID-19



- As COVID-19 spread around the world, we **prioritized** the **health and well-being of our colleagues**.
- Early in the crisis, we were one of the first companies to commit to **protect jobs** during the thick of the pandemic.
- We implemented 2020 **salary increases as planned** with **no pandemic-related pay cuts**.

2020 HIGHLIGHTS (continued)

- We **accrued broad-based 2020 bonus pools** in line or above 2019 levels, commensurate with performance.

- We **expanded our employee assistance program** to cover over 80% of colleagues worldwide, extended **telemedicine** to 26 countries and established a **$5 million fund to support colleagues** experiencing personal financial hardship stemming from the pandemic.

- We achieved **record colleague engagement scores**, with increases in all of our businesses and across all key engagement items.

Leading the Change for Racial and Social Justice



- When communities around the world joined in solidarity last year to **confront racial and social injustice**, we focused on the gaps in hiring diversity and real inclusion at Marsh McLennan—and introduced our "Leading the Change" program to address them with urgency.

- We created a **Race Advisory Council** to advise the Executive Committee so diverse perspectives are considered in decision-making, especially decisions that affect our colleagues.

- We committed to **hire more Black colleagues** at every level and launched new initiatives to **support career development, connection and empowerment for our Black colleagues**.

- We also **committed $5 million** over the next three years to support nonprofit organizations that advocate for **equity in the Black community** and doubled the Company's match for colleague donations to organizations that advocate for social justice.

Positioning Our Business For the Future



- **We accelerated collaboration** and cross-business activity and continued to move toward a more integrated enterprise.

- **We rapidly pivoted our business in response to the COVID-19 pandemic to support clients and develop new solutions**, including Oliver Wyman's Pandemic Navigator, a leading disease-progression model; a supplemental insurance product for individuals affected by COVID-19; public-private partnerships for pandemic risk insurance; and return-to-office and "new normal" strategies.

- We **successfully completed the integration of Jardine Lloyd Thompson plc** ("JLT"), the largest acquisition in the Company's 150-year history that is providing clients with enhanced talent, capabilities and geographic footprint.

- We continued to **build out Marsh & McLennan Agency** through acquisitions, closing on eight transactions representing approximately $235 million of annualized revenue, including Assurance Holdings.

Financial Objectives



- In 2020, Marsh McLennan **delivered strong performance** as we successfully navigated the global health and economic crises to execute on our long-term financial and strategic objectives.

- **GAAP EPS increased 16%**, and we delivered **7% growth in adjusted EPS*** despite a challenging business environment due to COVID-19.

- We generated **$17 billion of revenue**, an increase of 3% compared with 2019. We achieved **1% growth** in underlying revenue.

- Our **overall adjusted margin* increased 120 basis points**, our 13th consecutive year of margin improvement.

2020 HIGHLIGHTS (continued)

- With JLT cost savings well ahead of schedule, we are on track to deliver more than **$425 million of run-rate savings by the end of 2021** and exceed our original target of $250 million.

* Please see Exhibit A for a reconciliation of our non-GAAP financial measures to GAAP financial measures and related disclosures.

Capital Management



- We increased our quarterly dividend from $0.455 to $0.465 per share beginning in the third quarter of 2020, resulting in an **annual dividend increase of 5.7%**, from $1.74 to $1.84. Our dividend has increased every year since 2010.

- We **remained on track with our deleveraging plans** through **earnings growth** and a firm-wide emphasis on **expense discipline**.

Stock Performance



- Our **2020 total stockholder return** ("TSR") was **6.8%**.

- Our **five-year annualized TSR of 18.3%** outperformed the S&P 500® index TSR by 3.1 percentage points.

Executive Compensation



- In February 2020, prior to the onset of the COVID-19 pandemic, the Compensation Committee set **rigorous performance targets** for our annual bonus plan and long-term incentive ("LTI") plan and **did not subsequently reset or adjust targets** despite the impact of COVID-19.

- In February 2021, the Compensation Committee assessed management's **performance against the original 2020 objectives** and **resiliency in responding to the pandemic.** The Compensation Committee determined bonuses that were above-target yet below last year's levels for all of our named executive officers, except Ms. Ferland. As Ms. Ferland successfully completed her second year leading the Mercer business, the Compensation Committee determined her annual bonus above last year's level and increased her annual LTI award to recognize her performance and appropriately position her compensation compared to internal peers.

- We **achieved three-year annualized adjusted EPS growth of 8.4%** for our 2018 performance stock unit awards. This was above our 8% target for the award and resulted in a payout at 110% of target. Despite the impact of the pandemic on our financial performance, the Compensation Committee **did not subsequently reset or adjust the 8% target** for three-year annualized adjusted EPS growth applicable to the 2018, 2019 or 2020 performance stock unit awards.

- Starting with the 2020 LTI awards, we made two key changes to the design of our annual LTI design in order to more closely align executive rewards with stockholder interests. We **increased the proportion of performance stock award units to 50%** for our senior executives and **added a relative TSR modifier** based on the Company's three-year TSR versus S&P 500® companies. In making these decisions, the Compensation Committee took into account stockholder views.

EXECUTIVE SUMMARY

2020 and 2021 Annual Total Direct Compensation of Named Executive Officers
The following table summarizes the decisions made by the Compensation Committee in February 2021 and February 2020 with respect to the annual total direct compensation of our named executive officers. Because this table shows compensation by decision date rather than by fiscal year, it includes our 2021 annual LTI awards, which are not shown in the "2020 Summary Compensation Table" on page 51. The compensation decisions reflected here, and the rationale for such decisions, are discussed in "Executive Compensation Determinations" beginning on page 36.

Name	Decision Date	Base Salary	Annual Bonus Award	Annual LTI Award[1]	Total Direct Compensation
Mr. Glaser	2/22/2021	$1,500,000	$5,500,000	$12,500,000	$19,500,000
	2/19/2020	$1,500,000	$6,500,000	$11,500,000	$19,500,000
	Change	0.0%	-15.4%	+8.7%	0.0%
Mr. McGivney	2/22/2021	$800,000	$2,000,000	$3,000,000	$5,800,000
	2/19/2020	$800,000	$2,100,000	$2,800,000	$5,700,000
	Change	0.0%	-4.8%	+7.1%	+1.8%
Mr. Doyle	2/22/2021	$1,000,000	$3,800,000	$3,400,000	$8,200,000
	2/19/2020	$1,000,000	$4,000,000	$3,200,000	$8,200,000
	Change	0.0%	-5.0%	+6.3%	0.0%
Mr. Hearn	2/22/2021	$800,000	$3,000,000	$1,800,000	$5,600,000
	2/19/2020	$800,000	$3,050,000	$1,800,000	$5,650,000
	Change	0.0%	-1.6%	0.0%	-0.9%
Ms. Ferland	2/22/2021	$850,000	$2,100,000	$2,400,000	$5,350,000
	2/19/2020	$850,000	$2,000,000	$2,000,000	$4,850,000
	Change	0.0%	+5.0%	+20.0%	+10.3%

[1] Annual LTI awards as determined by the Compensation Committee are denominated in U.S. dollars and granted as a combination of stock options and PSUs. For stock options, 50% of the LTI value shown in the table is converted into a number of stock options based on the grant date fair value per share using the Black-Scholes value. For PSUs, 50% of the LTI value shown in the table is converted into a number of PSUs based on the fair market value of Company common stock, which is equal to the average of the high and low trading prices of shares of the Company common stock on the trading date immediately preceding the date of grant. The grant date fair value of the PSUs, as calculated in accordance with ASC Topic 718, is determined using a Monte Carlo simulation model since payouts are based in part on a relative TSR modifier, which is a market condition. In addition, stock options and PSUs granted are rounded up to the nearest whole number.

2020 "Say on Pay" Vote and Stockholder Engagement



Say on Pay approval rate of **93**% or higher since 2013

"Say on Pay" Vote

At our 2020 Annual Meeting of Stockholders, we held a nonbinding advisory vote with respect to the compensation of our named executive officers (commonly referred to as a "say on pay" vote). Approximately 94% of the votes cast on the say on pay proposal were voted in favor of our executive compensation philosophy, policies and practices.

Stockholder Engagement

Following our 2020 Annual Meeting of Stockholders, members of our management, at the direction of the Compensation Committee, discussed our executive compensation policies and practices with a number of our large institutional stockholders and the major proxy advisory firms. These discussions were favorable, consistent with our 94% approval rate in 2020.

Over the years, certain stockholders have expressed a preference for a larger proportion of performance stock unit awards and for a relative performance measure in those awards. The Compensation Committee took these views into account in the long-term incentive awards granted in 2020, when it increased the proportion of performance stock unit awards to 50% and added a relative TSR modifier based on the Company's three-year TSR versus S&P 500® companies. We received positive feedback on these changes during our discussions with large institutional stockholders and the major proxy advisory firms.

The Compensation Committee is committed to ongoing engagement with our stockholders and the major proxy advisory firms and to undertaking these outreach efforts annually.

KEY EXECUTIVE COMPENSATION POLICIES AND PRACTICES

Stockholder Aligned Executive Compensation Program	✓ Our senior executives have a high percentage of variable ("at risk") pay.
	✓ Long-term incentive compensation for our senior executives is delivered in stock options and performance stock unit awards, the value of which depends on stock price appreciation or achievement of specific Company financial objectives and the Company's relative TSR versus S&P 500® companies.
	✓ We generally mitigate the potential dilutive effect of equity-based awards through our share repurchase program.
	✓ Our Compensation Committee has an independent compensation consultant.
Compensation Recovery Policies	✓ We have clawback policies for senior executive annual bonus awards and for equity-based compensation.
Severance and Change in Control	✓ Severance protections for our senior executives, including our CEO, are at a 1x multiple of base salary and bonus, with a pro-rata bonus for the year of termination. Further, we are required as a matter of policy to obtain stockholder approval for severance agreements with certain senior executives if they provide for cash severance that exceeds 2.99 times the executive's base salary and three-year average annual bonus award.
	✓ We provide "double-trigger" vesting of equity-based awards and payment of severance benefits following a change in control of the Company.
	✓ We do not provide golden parachute excise tax gross-ups in connection with a change in control of the Company.
Say on Pay	✓ We hold an advisory vote on named executive officer compensation each year.
	✓ Stockholder support for our executive compensation program has been consistently strong with an approval rate of 94% in 2020 and 93% or higher since 2013.

EXECUTIVE COMPENSATION DESIGN, ELEMENTS AND PROCESS

Our executive compensation program is governed by four principles:

Aligning with stockholder value creation with a focus on balancing risk and reward in compensation programs, policies and practices	**Supporting a strong performance culture** through short-term and long-term variable compensation, with the ability to differentiate among individuals based upon actual results	**Setting target compensation at competitive levels in markets where we operate** with flexibility to recognize different business models and markets for talent	**Maximizing colleagues' perceived value of our programs** through transparent processes and communication

Elements of Compensation

The principal elements of our executive compensation program are base salary, annual bonuses and annual LTI awards. The Compensation Committee believes that each compensation element, and all of these elements combined, are important to maintain an executive compensation program that is competitive, performance-based and stockholder-focused.

Our integrated compensation framework heavily weights variable compensation to reward achievements against pre-established, quantifiable financial performance objectives and individual strategic performance objectives. In addition, because a significant portion of variable compensation is delivered in the form of equity-based awards, the value ultimately realized by our senior executives from these awards depends on stockholder value creation as measured by the future performance of our stock price and also TSR versus S&P 500® companies, which is a modifier for payouts of our PSU awards granted since 2020.

As of December 31, 2020, variable compensation represented approximately 91% of our CEO's target total direct compensation and about 83% for our other named executive officers, as shown in the following charts.



- Base Salary
- Target Annual Bonus
- Target Long-Term Incentive

Element of Total Compensation	Target Total Compensation Mix	Description
Base Salary		Base salary is intended to provide a fixed level of compensation that is appropriate given a senior executive's role in the organization, his or her skills and experience, the competitive market for his or her position and internal equity considerations. A senior executive's base salary is set forth in his or her employment letter and may be adjusted when the Compensation Committee determines an adjustment is appropriate to reflect a change in these factors.
Annual Bonus		Our annual bonus is a variable pay program intended to link cash-based incentive compensation to the financial performance of our Company and our businesses and each senior executive's achievement of pre-established individual strategic objectives. The Compensation Committee takes a holistic approach to assessing performance and determining the actual bonus award for each senior executive. The Compensation Committee believes that annual bonus awards should be based on the achievement of objective, measurable financial results and how those results are achieved. In addition, the Compensation Committee believes it is important to measure individual executive performance against his or her achievement toward strategic objectives and other Company priorities. After the end of the year, each senior executive's performance was assessed by Mr. Glaser and the Compensation Committee (and, in the case of Mr. Glaser's performance, solely by the Compensation Committee). A senior executive's target annual bonus is set forth in his or her employment letter and may be adjusted when the Compensation Committee determines an adjustment is appropriate or necessary to reflect a change in his or her responsibilities, the competitive market for talent or internal equity considerations. The target annual bonuses for our named executive officers for 2020 are set forth in "Determination of 2020 Annual Bonuses" on page 40. The Compensation Committee increased Mr. Doyle's target annual bonus from $2,250,000 to $2,500,000 in early 2020 and Ms. Ferland's target annual bonus from $1,700,000 to $1,900,000 in early 2021. Both increases were based on a review of the competitive market and internal equity considerations.
Annual LTI Award		Annual LTI compensation is a variable pay program intended to align the financial interests of our senior executives with maximizing the return to our stockholders. Starting in 2020, the Compensation Committee set our LTI mix for senior executives at 50% performance stock units and 50% stock options. The payout of PSU awards granted since 2020 is based on three-year annualized adjusted EPS growth and our three-year TSR versus S&P 500® companies. The Compensation Committee reviews the mix of equity-based awards each year.

EXECUTIVE COMPENSATION DETERMINATIONS

The Compensation Committee takes a total compensation approach in setting the pay of our senior executives and makes decisions regarding base salary, annual bonuses and annual LTI awards in February of each year. This approach enables the Compensation Committee to evaluate performance on a consistent basis each year and to consider the appropriate level of fixed and variable compensation within each senior executive's total compensation package.

While the Compensation Committee recognizes that elements of compensation may be interrelated, it does not require or assume any fixed relationship among the various elements of compensation within the total direct compensation framework or between the compensation of our CEO and that of any other senior executive. In addition, accrued pension and amounts realized or realizable under previously granted equity-based awards did not influence the Compensation Committee's decisions.

The Compensation Committee considers the recommendations of our CEO when determining the compensation of our other senior executives.

Base Salary
The Compensation Committee did not adjust the base salaries of our named executive officers during 2020.

Annual Bonus
The Compensation Committee determined the 2020 annual bonus awards for our named executive officers using the following framework:



The Compensation Committee established the annual bonus framework and rigorous performance targets in early 2020, prior to the onset of the COVID-19 pandemic. For the remainder of the year, the Compensation Committee monitored the impact of COVID-19 and used a "resiliency scorecard" to guide its assessment of senior executive performance in responding to the crisis. The scorecard included categories such as clients, colleagues, JLT integration, expense management, liquidity, cash flow and capital expenditures.

In determining the 2020 annual bonus awards, each senior executive's target annual bonus was allocated between financial and strategic performance according to weightings associated with his or her position. The Compensation Committee then assessed financial performance and each senior executive's strategic performance and determined a payout level for each portion of the senior executive's target annual bonus.

The multiplier for Company financial performance as reflected by adjusted EPS growth (as modified for executive compensation purposes) versus target was determined and applied to the sum of the payout levels for financial and strategic performance for each senior executive.

Using this result, the Compensation Committee then conducted a qualitative assessment, including factors showing management's resiliency, to determine the actual bonus award for each senior executive. The Compensation Committee believes that the use of judgment in the qualitative assessment helps reward performance appropriately, particularly on a year-to-year basis.

Financial and Strategic Performance Measures

The Compensation Committee selected the following measures and weightings for the 2020 annual bonus awards:

Senior Executive	Financial Performance		Strategic Performance	
	Weighting	Measure	Weighting	Measure
Company CEO	80%	Company net operating income	20%	Individual objectives established for each senior executive
Other Corporate Senior Executives	70%		30%	
Business Chief Executive Officers	80%	Business net operating income	20%	

The financial performance measure used for Company and business net operating income in the 2020 annual bonus framework is defined in "Definitions of Financial Performance Measures" on page 45.

The financial performance factor for net operating income ranged from 0% to 150% of the target level as indicated in the following table:

Performance Level	Performance as a % of Target	Financial Performance Factor
Maximum	≥110%	150%
Target	100%	100%
Threshold	90%	50%
Below Threshold	<90%	<50%

Note: Interpolation is used to determine the performance factor for performance as a percentage of target between threshold/target or target/maximum. In the event of performance below threshold, the Compensation Committee would exercise its discretion to determine a financial performance factor from 0% up to 50%.

2020 Financial Performance

For 2020, the financial performance measure for all senior executives was Company or business net operating income, as applicable, as modified for executive compensation purposes. The Compensation Committee set challenging targets for our named executive officers to align with our 2020 objective of driving strong earnings growth across the Company. The targets were maintained as originally set despite the COVID-19 pandemic and its impact on our financial performance.

Performance targets for 2020 were set above the targeted and actual performance for 2019. Performance targets were based on threshold, target and maximum levels in dollars rather than growth rates. Target and actual results in the table below are expressed as a percentage of prior-year results.

Name	Measure	2020 Actual as % of Prior-Year Result	2020 Target as % of Prior-Year Result	2020 Actual as % of Target	2020 Financial Performance Factor
Mr. Glaser Mr. McGivney	Company net operating income	112.0%	112.2%	99.9%	99.3%
Mr. Doyle	Marsh net operating income	117.4%	114.8%	102.3%	111.4%
Mr. Hearn	Guy Carpenter net operating income	113.7%	105.0%	108.3%	141.6%
Ms. Ferland	Mercer net operating income	102.5%	108.5%	94.5%	72.3%

2020 Strategic Performance

In early 2020, the Compensation Committee reviewed each named executive officer's strategic objectives, relating to operational performance, growth initiatives, risk management and human capital, including diversity and inclusion.

At the beginning of 2021, the Compensation Committee reviewed the strategic accomplishments for each named executive officer for 2020. The Compensation Committee and Mr. Glaser (and, in the case of Mr. Glaser, solely the Compensation Committee) assessed each named executive officer's strategic performance as above target for the year and determined a performance factor ranging up to a maximum of 150% for 2020 strategic performance.

The Compensation Committee considered the following in its assessment of each named executive officer's performance:

Name and Title	Strategic Accomplishments
Mr. Glaser President and CEO	**Financial** • Faced the challenges of the global health and economic crises and led the Company to achieve 3% overall revenue growth, or 1% on an underlying basis, and deliver 7% growth in adjusted EPS while generating margin expansion for the 13th year in a row. **Growth** • Increased collaboration throughout the Company to help clients in key risk areas such as cyber and climate and to navigate the pandemic. • Demonstrated leadership within the insurance industry in building public-private partnerships for pandemic risk insurance and his service as the Chairman of the U.S. Federal Advisory Committee on Insurance. • Strengthened our efforts to build a better, more sustainable future by implementing enterprise-wide Client Engagement Principles that support sustainable development goals in vital areas such as affordable healthcare, gender equality and climate-change mitigation. **People** • Supported colleagues by pledging very early in the COVID-19 crisis to preserve jobs and salaries through the thick of the pandemic and by implementing a range of new and expanded benefits. This support translated into record colleague engagement scores across the enterprise. • Renewed our commitment to social and racial justice, including creating a Race Advisory Council, committing to hire more Black colleagues at every level, launching new initiatives to support career development, connection and empowerment for our Black colleagues and pledging $5 million to support nonprofits that advocate for equity in the Black community. • Led the senior executive team's ongoing development, including promoting internal talent to Chief People Officer and Chief Information Officer, who will continue to advance the HR and technology functions to partner more closely with our businesses.
Mr. McGivney Chief Financial Officer	• Secured liquidity early in the onset of the pandemic by executing a new $1 billion revolving credit facility and issuing $750 million of 10-year senior notes at an attractive 2.25% rate. • Instituted daily cash tracking and a firm-wide focus on timely billing and collections, as well as proactively managed working capital globally. • Achieved overall capital deployment in 2020 very close to our original plans, including deploying close to $900 million of capital to acquisitions and delivering a 6% increase in our annual dividend from $1.74 to $1.84. • Remained on track with our deleveraging plans and maintained our credit ratings despite the impact of the pandemic. • Successfully completed the integration of JLT into our finance systems, processes and control environment.
Mr. Doyle President and Chief Executive Officer of Marsh Vice Chair, Marsh McLennan	• Marsh's revenue in 2020 was $8.6 billion, an increase of 3% on an underlying basis, with solid new business revenue growth. • Invested in Marsh & McLennan Agency, our fast-growing U.S. middle market brokerage business, completing eight acquisitions in 2020 with approximately $235 million in combined revenue and achieving the current run rate revenue of $2 billion. • Accelerated growth in select business and product areas, including renewable energy, cyber, sales capacity, portfolio solutions, credit specialties, and employee benefits. • Continued to invest and advance key enablers of Marsh growth strategy focused on the digital transformation of the client and colleague experience.

Name and Title	Strategic Accomplishments
Mr. Hearn President and Chief Executive Officer of Guy Carpenter Vice Chair, Marsh McLennan	• Guy Carpenter delivered $1.7 billion in revenue, an increase of 6% on an underlying basis, with continued strong new business growth. • Progressed Guy Carpenter's technology transformation with the deployment of Open Twins claim and fiduciary system and analytics modernization. • Launched GC Access, a dedicated program business unit underpinned by market-leading analytics support with services including carrier and reinsurance transactions, captive support, insurtech expertise and program startup roadmaps. • Made meaningful strategic investments in talent to drive revenue growth in 2021 and 2022.
Ms. Ferland President and Chief Executive Officer of Mercer Vice Chair, Marsh McLennan	• Mercer's revenue in 2020 was largely resilient at $4.9 billion, an underlying decrease of 1%, while net operating income grew 2.5% through diligent expense management. • Pivoted to develop new solutions to support clients across a number of industries, including using the Company's proprietary Pandemic Navigator to provide guidance on the future of work and return-to-office plans, assess demand recovery patterns and understand the critical role of a holistic people management approach. • Achieved $357 billion in global assets under management in 2020 with Mercer ranked first by worldwide, outsourced assets under management. • Grew our health business by double digits in over 30 countries through Mercer Marsh Benefits with strong growth in global benefits management.

*   Please see Exhibit A for a reconciliation of our non-GAAP financial measures to GAAP financial measures and related disclosures.

2020 Multiplier for Company Financial Performance

The financial performance factor for the Company is measured by annual adjusted EPS growth, resulting in a 0.70x to 1.30x multiplier as indicated in the following table:

Performance Level	Adjusted EPS Growth versus Target	Multiplier
Maximum	Target plus 2 percentage points (or higher)	1.30x
Target	Target	1.00x
Minimum	Target minus 2 percentage points (or lower)	0.70x

Note: Interpolation is used to determine the multiplier for a percentile ranking between minimum/target or target/maximum.

The financial performance measure used for adjusted EPS growth in the 2020 annual bonus framework is defined in "Definitions of Financial Performance Measures" on page 45.

For 2020, the target was set at 8% and was maintained at that level despite the COVID-19 pandemic and its impact on financial performance. Using the framework described above, our annual adjusted EPS growth as modified for executive compensation purposes relating to the 2020 bonus framework was 7.5% resulting in a multiplier of 0.93x.

2020 Qualitative Assessment

The Compensation Committee believes that the use of judgment in making final bonus award decisions helps reward performance appropriately on a year-to-year basis and also on an internal equity basis among senior executives. In addition to performance as measured against the previously described financial and strategic objectives, the Compensation Committee also assessed how these objectives were achieved, including by considering factors showing management's resiliency. For each senior executive, the Compensation Committee also considered his or her current-year performance and bonus award vis-à-vis his or her prior-year performance and bonus award; compensation relative to peers at direct competitors; and his or her total direct compensation. The Compensation Committee also reviewed the Company's relative financial performance, including for TSR against peer companies and the S&P 500® Index.

FACTORS CONSIDERED IN DETERMINING 2020 BONUS AWARDS FOR THE NAMED EXECUTIVE OFFICERS

Financial Performance



- Navigated the global health and economic crises to deliver solid financial performance, generating 6.7% growth in adjusted EPS, significantly exceeding estimates of growth for the S&P 500®, with margin expansion for the 13th consecutive year.

JLT Integration



- Successfully completed the integration of Jardine Lloyd Thompson plc, the largest acquisition in our 150-year history.
- Delivered cost savings well ahead of schedule and remained on track to achieve $425 million of run-rate savings by the end of 2021, exceeding our original target of $250 million.

Positioning Marsh McLennan For the Long-term



- Accelerated collaboration and cross-business activity and continued to move toward a more integrated enterprise.
- Rapidly pivoted our business in response to the COVID-19 business to support clients and develop new solutions, including Oliver Wyman's Pandemic Navigator, a leading disease-progression model; a supplemental insurance product for individuals affected by COVID-19; public-private partnerships for pandemic risk insurance; and return-to-office and "new normal" strategies.
- Continued to build out Marsh & McLennan Agency through acquisitions, closing on the Assurance acquisition.

Capital Management



- Through earnings growth and a firm-wide emphasis on expense discipline, increased our annual dividend 6% and remained on track with our deleveraging plans, reducing our debt by $750 million from $12 billion to $11.3 billion.

Supporting Our Colleagues Through COVID-19



- Committed to protect jobs during the thick of the pandemic.
- Implemented 2020 salary increases as planned with no pandemic-related pay cuts.
- Accrued broad-based 2020 bonus pools in line or above 2019 levels commensurate with performance.
- Achieved record engagement scores, with increases in all of our businesses and across all key engagement items.

Determination of 2020 Annual Bonuses

Using its assessment of the 2020 financial and strategic performance factors and the Company's financial performance factor as its basis, the Compensation Committee determined the 2020 bonus award for each named executive officer in the manner described above. The actual annual bonuses paid to our named executive officers for 2020 were as follows.

Name	2020 Target Bonus Award	2020 Bonus as a % of Target	2019 Actual Bonus	2020 Actual Bonus	% Change
Mr. Glaser	$ 3,750,000	147%	$ 6,500,000	**$ 5,500,000**	-15.4%
Mr. McGivney	1,300,000	154%	2,100,000	**2,000,000**	-4.8%
Mr. Doyle	2,500,000	152%	4,000,000	**3,800,000**	-5.0%
Mr. Hearn	1,500,000	200%	3,050,000	**3,000,000**	-1.6%
Ms. Ferland	1,700,000	124%	2,000,000	**2,100,000**	+5.0%

Annual LTI Awards

The Compensation Committee determined the 2021 annual LTI awards granted to named executive officers would comprise stock options and performance stock units, as summarized in the following table:

Award Type	Performance Alignment
Stock Options	Rewards stock price appreciation and the creation of stockholder value
Performance Stock Units	Rewards the achievement of specific Company financial objectives and relative TSR versus S&P 500® companies

The Compensation Committee had made two key changes starting in 2020, as reflected above, in order to more closely align senior executive rewards with stockholder interests. In making these decisions, the Compensation Committee took into account views expressed by certain stockholders over the years.

Increased proportion of PSUs.   Starting in 2020, the Compensation Committee increased the proportion of performance stock unit (PSU) awards to 50%, eliminating the 25% previously allocated to restricted stock unit (RSU) awards.

Long-Term Incentive Award Mix



- Performance Stock Units 25%
- Restricted Stock Units 25%
- Stock Options 50%

- Performance Stock Units 50%
- Stock Options 50%

Relative TSR modifier.   Also starting in 2020, the Compensation Committee added a relative TSR modifier to the PSUs based on the Company's three-year TSR versus S&P 500® companies. The Compensation Committee selected S&P 500® companies as the comparator group given that a broad index is commonly used by other companies that have relative TSR as a performance measure. In addition, we compete for "investment dollars" against other S&P 500® companies rather than narrowly against our peer group for executive compensation, which is relatively small and subject to potentially significant change over time.

Determination of 2021 Annual LTI Awards

The annual equity-based awards granted to our senior executives are determined by the Compensation Committee as part of its annual total compensation review. In determining the awards, the Compensation Committee considers the senior executive's performance and his or her expected future contributions to the Company's performance along with external market competitiveness, internal equity comparisons and the target LTI award set forth in the senior executive's employment letter. Mr. Glaser also provides LTI award recommendations for senior executives other than himself.

The annual LTI awards granted to our named executive officers in February 2021 are shown in the following table. They are not reflected in the "2020 Summary Compensation Table" on page 51 because the awards were made after the end of the 2020 fiscal year.

	Annual LTI Awards Granted in 2021[1]		
	Stock Options	Performance Stock Units	Total
Mr. Glaser	$6,250,000	$6,250,000	**$12,500,000**
Mr. McGivney	1,500,000	1,500,000	**3,000,000**
Mr. Doyle	1,700,000	1,700,000	**3,400,000**
Mr. Hearn	900,000	900,000	**1,800,000**
Ms. Ferland	1,200,000	1,200,000	**2,400,000**

1 Annual LTI awards as determined by the Compensation Committee are denominated in U.S. dollars and granted as a combination of stock options and PSUs. For stock options, the value shown in the table was converted into a number of stock options based on the grant date fair value per share using the Black-Scholes value. For PSUs, the value shown in the table was converted into a number of PSUs based on the fair market value of Company common stock, which was equal to the average of the high and low trading prices of shares of the Company common stock on the trading date immediately preceding the date of grant. The grant date fair value of the PSUs, as calculated in accordance with ASC Topic 718, is determined using a Monte Carlo simulation model since payouts are based in part on a relative TSR modifier, which is a market condition. In addition, stock options and PSUs granted are rounded up to the nearest whole number.

The value ultimately realized from these awards is contingent on the named executive officer's continued service, except in certain circumstances, such as retirement. The value also depends on the future performance of our stock price and, for PSU awards, achieving specific Company financial objectives and the Company's relative TSR versus S&P 500® companies. The terms and conditions of these awards are described in the narrative following the "2020 Grants of Plan-Based Awards Table" on page 54.

PSU Awards

The performance measure for PSU awards, which represent 50% of 2021 annual LTI compensation for our senior executives, is adjusted EPS growth as modified for executive compensation purposes and measured on a three-year annualized growth rate basis. The PSUs granted in 2020 and 2021 also include a modifier based on the Company's three-year TSR versus S&P 500® companies. Depending on our actual financial performance results, along with relative TSR performance for the PSUs granted in 2020 and 2021, 0% to 200% of the number of PSUs granted is delivered in shares of our common stock. The following tables provide the payout (as a percentage of target) for maximum, target and threshold performance levels for the 2021 and 2018 PSU awards, respectively. The Compensation Committee sets the performance levels after reviewing our financial strategy, the design of PSU awards at peer group companies and historical EPS growth data for the S&P 500® companies. At the time of setting the target and determining the payouts at varying levels of performance for these awards, the Compensation Committee believed that achievement of the target for annualized adjusted EPS growth was a challenging goal.

The payout of the 2021 and 2020 PSU awards will be determined as follows. The payouts of PSU awards granted prior to 2020 will be determined with respect to the EPS performance factor only.



Number of PSUs VESTED	X	EPS Performance Factor	X	Relative TSR Modifier	=	Number of Shares DELIVERED
		0% to 200%		*0.75x to 1.25x*		***0% to 200%***
				Capped at 1.00x if absolute TSR is negative for 3-year period		**Capped at 200%**

The financial performance measures used in the PSU awards granted in 2021 are defined in "Definitions of Financial Performance Measures" on page 45.

Performance and Payout Levels for Our 2018 to 2021 PSU Awards

The adjusted EPS growth measure for our PSU awards is shown in the following table. The three-year target for annualized adjusted EPS growth is 8% for our PSU awards granted in 2018 through 2020. In light of continued uncertainty in the business environment related to the COVID-19 pandemic, for the 2021 PSU award, the Compensation Committee set the three-year target at 7%, which recognizes a 6% growth target for 2021 and 8% for the remaining two years.

Performance Level	Performance Factor (as a % of target)	Annualized Adjusted EPS Growth
Maximum	200%	Target plus 4 percentage points (or higher)
Target	100%	Target
Threshold	50%	Target minus 4 percentage points
Below Threshold	0%	Lower than target minus 4 percentage points

Note: Interpolation is used to determine the adjusted EPS growth performance factor (as a percentage of target) for a performance result between threshold/target or target/maximum.

The relative TSR modifier for our 2020 and 2021 PSU awards is provided in the following table.

Performance Level	Relative TSR Modifier (as a % of target)	Relative TSR (versus S&P 500® companies)
Maximum	1.25x	≥75th percentile
Target	1.00x	50th percentile
Minimum	0.75x	≤25th percentile

Note: Interpolation is used to determine the relative TSR modifier (as a percentage of target) for a performance result between minimum/target or target/maximum.

Performance Results for Our 2018 PSU Awards

The following chart shows the threshold, target and maximum performance levels, with corresponding payouts as a percentage of target, for the 2018 PSU awards granted to our senior executives. The chart also shows our actual annualized adjusted EPS growth for the three-year performance period (2018-2020) applicable to the determination of the number of shares of our common stock earned for these awards.



Performance Level	Annualized Adjusted EPS Growth	Payout (as a % of Target)
Maximum	≥12%	200%
Target	8%	100%
Threshold	4%	50%
Below Threshold	<4%	0%

Note: EPS Growth between threshold/target or target/maximum will be interpolated in order to determine the performance factor.

■ Performance level

● Payout of 2018 PSU Award

Summary of PSU Awards Granted from 2018 through 2020

Despite the impact of the pandemic on our financial performance, the Compensation Committee determined not to adjust or reset the 8% target for three-year annualized adjusted EPS growth applicable to the 2018, 2019 or 2020 PSU awards.

The table below summarizes the three-year performance periods for PSU awards granted from 2018 to 2020, including the payout at 110% of target for our 2018 PSU award based on 8.4% annualized adjusted EPS growth as modified for executive compensation purposes.

The PSU award granted in 2020 also includes a modifier based on the Company's three-year TSR versus S&P 500® companies. For 2020, our TSR of 6.8% ranked at the 49th percentile of S&P 500® companies, which corresponds to a 0.99x modifier as interpolated within the range of a 0.75x modifier for a 25th percentile ranking to a 1.25x modifier for a 75th percentile ranking.

The actual payout for 2019 and 2020 PSU awards will depend on three-year performance, except under certain circumstances that require earlier measurement of results, such as the death of a participant or a change in control of the Company.

Award	Status	Completed Years	Adjusted EPS Growth					Results through 2020	
			2018	2019	2020	2021	2022	Adjusted EPS Growth	Performance Factor
2018 PSU Award	Completed	3 of 3	10.2%	8.0%	7.1%			8.4%	110%
2019 PSU Award	In Progress	2 of 3		8.0%	7.1%	TBD		7.5%	94%
2020 PSU Award	In Progress	1 of 3			7.5%	TBD	TBD	7.5%	94%

The financial performance measures used in the PSU awards are defined in "Definitions of Financial Performance Measures" on page 45.

DEFINITIONS OF FINANCIAL PERFORMANCE MEASURES

The following table defines the financial performance measures used in our executive compensation program.

Used for	Measure	Definition
2020 Annual Bonus Framework—Financial Performance Measure	Company or business net operating income	Net operating income calculated in accordance with GAAP, adjusted for the impact of "noteworthy items" identified in Exhibit A to this proxy statement and further adjusted for the impact of currency exchange rate fluctuations and acquisitions and dispositions.
2020 Annual Bonus Framework—Multiplier for Company Financial Performance	Company earnings per share	Adjusted EPS is defined as GAAP earnings per share, adjusted for the impact of "noteworthy items" identified in Exhibit A to this proxy statement and modified to exclude the impact of: 1. currency exchange rate fluctuations; 2. pension expense; 3. results for Marsh & McLennan Risk Capital Holdings, Ltd. (the legal entity through which the Company owns interests in private equity funds and other investments); and 4. the costs related to the early extinguishment of debt. The year-over-year change is calculated based on adjusted EPS as modified for the above exclusions versus prior-year adjusted EPS without modification for such exclusions.
PSUs granted in 2018 and 2019	Company earnings per share	Same definition as 2020 Annual Bonus Framework—Multiplier for Company Financial Performance, above, but without exclusion for the impact of pension expense; in addition, the exclusion of results for Marsh & McLennan Risk Capital Holdings, Ltd. is based on the variation between actual and budgeted results rather than a full exclusion.
PSUs granted in 2020	Company earnings per share	Same definition as 2020 Annual Bonus Framework—Multiplier for Company Financial Performance, above.
PSUs granted in 2021	Company earnings per share	Same definition as 2020 Annual Bonus Framework—Multiplier for Company Financial Performance, above, but with additional exclusion for the impact of changes in the U.S. federal or U.K. statutory corporate tax rate or the U.S. federal tax rate on foreign earnings earned by foreign subsidiaries.

The performance factor for PSU awards is determined based on three-year adjusted EPS growth using three one-year growth rates (annualized). Each year-over-year change is calculated based on adjusted EPS as modified for the above exclusions versus prior-year adjusted EPS without modification for such exclusions.

PEER GROUP COMPANIES AND SURVEYS

Peer Group for Executive Compensation Purposes

In 2020, the Compensation Committee reviewed the executive compensation data disclosed in the publicly available filings of the companies that comprise our peer group for executive compensation purposes. The peer group is based on business lines, talent pool and company size, as reflected by revenue and market capitalization, and includes insurance, consulting and other business services companies, as listed in the table below. The Compensation Committee reviews the peer group periodically and makes adjustments that it deems are appropriate or necessary, for example, as a result of business combinations and other changes. The Compensation Committee has not made any changes to the peer group since September 2019.

2020 Peer Group for Executive Compensation		
Insurance Brokers	*Insurance Carriers*	*Consulting and Business Services*
Aon plc	American International Group, Inc.	Automatic Data Processing, Inc.
Willis Towers Watson plc	Chubb Limited	Accenture plc
Arthur J. Gallagher & Co.	The Travelers Companies, Inc.	S&P Global Inc.

Financial Services and General Industry Surveys

The Compensation Committee also reviews executive compensation data drawn from two industry subsets (Financial Services and General Industry) of S&P 500® companies that participated in an executive compensation survey conducted by an independent compensation consulting firm. Each subset was refined based on revenue and market capitalization. For a list of the companies comprising these subsets, please refer to Exhibit B. The business CEO comparisons were based on subsidiaries or divisions of all companies that participated in the executive compensation survey (instead of only S&P 500® companies) in order to have a significant sample size for these particular comparisons.

BENEFIT PLANS AND OTHER PROGRAMS

Retirement and Deferred Compensation Plans

We offer retirement and deferred compensation plans, in which all of our senior executives are eligible to participate to maintain a competitive compensation program.

We maintain a defined contribution retirement program in the U.S. consisting of the Supplemental Savings & Investment Plan ("SSIP"), an unfunded nonqualified defined contribution retirement plan that is coordinated with our 401(k) Savings & Investment Plan. Additional information about the SSIP, including individual amounts deferred by our named executive officers, Company matching credits and earnings during 2020, as well as account balances as of the end of 2020, is presented in "Nonqualified Deferred Compensation Table" on page 60. Earnings with respect to all of our nonqualified defined contribution plans are based upon actual market performance, and preferential or above-market earnings are not offered.

We discontinued future service accruals in our U.S. and U.K. defined benefit retirement programs effective December 31, 2016 and August 1, 2014, respectively. The features of our U.S. and U.K. retirement programs, including the present value of the accumulated pension benefits for our named executive officers as of the end of 2020, are presented in further detail in "Defined Benefit Retirement Program" on page 58. We do not have individually-designed defined benefit arrangements for any named executive officer.

Severance Arrangements

Severance payments and benefits for our senior executives are provided under our Senior Executive Severance Pay Plan, which provides for severance payments in the event of an involuntary termination of employment without cause (as defined in the plan) in an amount equal to the sum of the senior executive's then-current base salary and average annual bonus award over the three prior years, plus an amount equal to a pro-rata bonus for the year of termination.

While compensation decisions regarding our senior executives affect the potential payments under these arrangements, the existence of these severance arrangements did not affect the Compensation Committee's decisions with respect to other elements of compensation for our named executive officers because these severance arrangements are contingent in nature and may never be triggered.

The terms of the Senior Executive Severance Pay Plan are discussed more fully in "Termination of Employment" on page 64. The amount of the estimated payments and benefits payable to our named executive officers, assuming a termination of employment as of the last business day of 2020, is presented in "Potential Payments Upon Termination or Change in Control" on page 61.

Change-in-Control Arrangements

Change-in-control payments and benefits are provided to our senior executives through our equity-based compensation plans and the Senior Executive Severance Pay Plan, as applicable. These arrangements are intended to retain our senior executives and provide continuity of management in the event of an actual or potential change in control of the Company. Consistent with this objective, the terms of our equity-based awards contain a "double-trigger" vesting provision, which requires both a change in control of the Company and a subsequent specified termination of employment for vesting to be accelerated. The Senior Executive Severance Pay Plan also includes a "double-trigger" change-in-control provision rather than providing severance payments and benefits solely on the basis of a change in control of the Company. We believe that requiring a "double trigger," rather than providing severance payments (and accelerated vesting of equity-based awards) solely on the basis of a change in control, is more consistent with the purpose of encouraging the continued employment of our senior executives following a change in control of the Company.

We do not provide any excise tax payments, reimbursements or "gross ups" in connection with a change in control of the Company to any of our senior executives under any plan or arrangement.

The amount of the estimated payments and benefits payable to our named executive officers, assuming a change in control of the Company and subsequent specified termination of employment as of the last business day of 2020, is presented in "Potential Payments Upon Termination or Change in Control" on page 61.

Other Benefits and Perquisites

Our senior executives are eligible to participate in our health and welfare benefit programs on the same basis as our other eligible employees. We also provide certain perquisites and other personal benefits to our senior executives. In general, the perquisites or other personal benefits provided to our senior executives include (i) the cost of financial counseling and certain income tax return preparation and (ii) from time to time, relocation or housing costs associated with hiring a newly recruited or promoted senior executive.

In addition, the Compensation Committee has determined to provide Mr. Glaser access to a car and driver for business and commuting purposes and to corporate aircraft, in which we maintain fractional interests, for business and personal travel. Such personal air travel is limited to an amount not to exceed $130,000 per calendar year as determined based on the aggregate incremental cost of such travel to the Company. The imputed income attributable to Mr. Glaser's personal use of corporate aircraft and a car and driver was taxable income to Mr. Glaser. The taxes associated with this income were not reimbursed or paid by the Company.

The incremental cost of providing perquisites and other personal benefits during 2020 to our named executive officers is presented in the footnotes to the "All Other Compensation" column of the "2020 Summary Compensation Table" on page 51.

RISK AND REWARD FEATURES OF EXECUTIVE COMPENSATION PROGRAM

The Compensation Committee strives to maintain an appropriate balance between risk and reward in support of our overall business strategy. Our executive compensation principles, policies and practices are designed to encourage an appropriate level of risk-taking but not to encourage our senior executives to take excessive or unnecessary risks. To achieve this balance, we maintain the following policies and practices:

Feature	Description
Balanced Total Compensation Approach	The mix of base salary, annual bonus opportunity and annual LTI awards appropriately balances the shorter-term and longer-term aspects of each senior executive's responsibilities and performance, without undue emphasis on any single element of compensation.
Performance-Based Annual Bonus Program	Awards to senior executives are made based on both financial performance measures, relating to fiscal year performance, and strategic performance objectives, which may relate to longer-term and qualitative objectives. Each senior executive's target annual bonus and payout range of 0% to 200% is set forth in his or her employment letter. The Compensation Committee determines the bonus for each of our senior executives. We do not guarantee annual bonuses for our senior executives, except in special situations such as the initial bonus award after a senior executive's hire if the guarantee is deemed necessary to attract a candidate to join the Company.
Stockholder-Focused LTI Program	Equity-based awards to our senior executives are granted annually on a discretionary basis by the Compensation Committee taking into consideration each individual's past performance and expected future contributions. Awards made in 2020 were in a combination of stock options and PSU awards to align the financial interests of our senior executives with maximizing our return to stockholders. PSU awards are earned based on our achievement against financial performance objectives and, starting with the 2020 PSU award, the Company's TSR versus S&P 500® companies over a three-year performance period, both as determined by the Compensation Committee. All equity-based awards are subject to multi-year vesting requirements or performance periods with complete forfeiture of unvested awards upon a voluntary termination of employment by a senior executive (other than by reason of retirement) or termination of employment for cause. None of our equity-based awards are scheduled to begin vesting until at least one year following their grant. In addition, the terms of our outstanding and unvested equity-based awards contain a "double-trigger" vesting provision in the event of a change in control of the Company. We do not provide any excise tax payments, reimbursements or "gross ups" in connection with a change in control of the Company to any of our senior executives under any plan or arrangement.
Executive Stock Ownership Guidelines	Our senior executives are required to acquire and hold shares or stock units of our common stock with an aggregate value at least equal to a specified multiple of their base salary. Our senior executives may not sell shares acquired in connection with the distribution of stock units or exercise of stock options until and unless the specified multiple of base salary is reached and maintained.
Prohibition Against Speculative Activities, Hedging or Pledging of Company Stock	We prohibit our employees, including our senior executives, and directors from engaging in speculative or hedging activities (including short sales, purchases or sales of puts or calls and trading on a short-term basis) in our common stock. We prohibit our senior executives and directors from pledging our securities as collateral for a loan or for any other purpose.

Feature	Description
Compensation Recovery ("Clawback") Policies	We may, to the extent permitted by applicable law, cancel or require reimbursement of any annual bonus awards received by a senior executive if and to the extent that: (i) the amount of the award was based on the achievement of specified consolidated, segment or business financial results, and we subsequently restate those financial results; (ii) in the Compensation Committee's judgment, the senior executive engaged in intentional misconduct that contributed to the need for the restatement; and (iii) the senior executive's award would have been lower if the financial results in question had been properly reported. In such case, we will seek to recover from the senior executive the amount by which the actual annual bonus award paid for the relevant period exceeded the amount that would have been paid based on the restated financial results. The policy provides that we will not seek to recover compensation paid more than three years prior to the date the applicable restatement is disclosed. Also, our 2011 and 2020 Incentive and Stock Award Plans allow us to "claw back" outstanding or already-settled equity-based awards.
Severance Payments	Severance protections for our senior executives are set at a uniform level equal to his or her base salary and three-year average annual bonus award (a "1x multiple"). In addition, without stockholder approval, we will not enter into a severance agreement with a senior executive that provides for any cash severance payment that exceeds 2.99 times the sum of his or her base salary and three-year average annual bonus award.

In light of the above, and based on management's annual review and analysis focused on the incentive compensation programs covering our general employee population, we believe our compensation policies and practices do not encourage excessive or inappropriate risk-taking and that the risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company.

STOCK OWNERSHIP GUIDELINES

We maintain stock ownership guidelines for our senior executives that are intended to align the financial interests of our senior executives with our stockholders by requiring them to acquire and maintain a meaningful ownership interest in our common stock. These guidelines are intended to take into account an individual's needs for portfolio diversification, while maintaining an ownership interest at levels sufficient to assure our stockholders of management's commitment to long-term value creation. Our senior executives are required, over a five-year period, to acquire and hold shares or stock units of our common stock with an aggregate value at least equal to a specified multiple of their base salary. The current multiples for our named executive officers are as follows:

Named Executive Officer	Ownership Level (as a multiple of base salary)
CEO	6x
Other named executive officers	3x

As of February 28, 2021, all of our named executive officers were in compliance with our stock ownership guidelines.

Additional information concerning our stock ownership guidelines is available on our website under: mmc.com/about/corporate-governance.html.

HOLDING REQUIREMENT FOR EQUITY-BASED AWARDS

Under our stock ownership guidelines, our senior executives are required to hold shares of our common stock acquired in connection with the distribution of stock units or exercise of stock options (net of any tax withholding and, in the case of stock options, the exercise price) until the required multiple of base salary is reached. In addition, our senior executives may not sell any shares of our common stock, however acquired, unless their ownership interest after such sale is at or above the required multiple of base salary stipulated under our stock ownership guidelines.

TAX AND ACCOUNTING CONSIDERATIONS

Section 162(m) of the Internal Revenue Code generally disallows public companies a federal income tax deduction for compensation in excess of $1 million that is paid to certain former or current senior executives in any taxable year. Given the changes to Section 162(m) made by the Tax Cuts and Jobs Act, the incentive compensation and base salary over $1 million paid to our named executive officers for 2020 generally will not be tax deductible. The Compensation Committee reserves the right to award compensation that is not tax deductible.

We also structure compensation in a manner intended to avoid the incurrence of any additional tax, interest or penalties under Section 409A of the Internal Revenue Code governing the provision of nonqualified deferred compensation to our service providers. We account for stock-based compensation in accordance with FASB ASC Topic 718, which requires us to recognize compensation expense relating to share-based payments (such as stock options, PSU awards and RSU awards) in our financial statements. The recognition of this expense has not caused us to limit or otherwise significantly alter the equity-based compensation element of our executive compensation program. This is because we believe equity-based compensation is a necessary component of a competitive executive compensation program and fulfills important program objectives. The Compensation Committee considers the potential impact of FASB ASC Topic 718 on any proposed change to the equity-based compensation element of our program.

ADDITIONAL CONSIDERATIONS

This Compensation Discussion and Analysis includes statements regarding the use of various performance measures and related target levels in the limited context of our executive compensation program. These target levels are not intended to be statements of management's expectations of our future financial results or other guidance. Investors should not apply these target levels in any other context.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the preceding Compensation Discussion and Analysis, as well as the accompanying compensation tables and related narratives. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into the Company's Annual Report on Form 10-K for the year ended December 31, 2020.

SUBMITTED BY THE COMPENSATION COMMITTEE OF THE COMPANY'S BOARD OF DIRECTORS

Steven A. Mills (Chair)	Deborah C. Hopkins
Oscar Fanjul	Morton O. Schapiro
H. Edward Hanway	R. David Yost

COMPENSATION OF EXECUTIVE OFFICERS
2020 SUMMARY COMPENSATION TABLE

The following table provides information regarding the compensation of our President and Chief Executive Officer, our Chief Financial Officer and our three other most highly-compensated executive officers who were executive officers as of December 31, 2020.

Name & Principal Position (1)	Year	Salary ($)	Bonus ($)	Stock Awards ($) (2)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($) (6)
Daniel S. Glaser	2020	1,500,000	—	6,177,971	5,750,013	5,500,000	394,740	373,255	19,695,980
President and CEO, Marsh &	2019	1,500,000	—	5,750,140	5,750,017	6,500,000	470,095	361,445	20,331,697
McLennan Companies, Inc.	2018	1,475,000	—	5,500,136	5,500,004	4,500,000	—	306,779	17,281,919
Mark C. McGivney	2020	800,000	—	1,504,296	1,400,006	2,000,000	170,414	69,195	5,943,911
Chief Financial Officer, Marsh &	2019	787,500	—	1,250,110	1,250,002	2,100,000	192,545	68,398	5,648,555
McLennan Companies, Inc.	2018	750,000	—	1,125,108	1,125,018	1,750,000	—	64,976	4,815,102
John Q. Doyle	2020	1,000,000	—	1,719,104	1,600,013	3,800,000	—	83,195	8,202,312
President and Chief Executive	2019	1,000,000	—	1,400,086	1,400,007	4,000,000	—	90,339	7,890,432
Officer, Marsh and Vice Chair,	2018	1,000,000	—	1,350,162	1,350,003	3,250,000	—	72,915	7,023,080
Marsh McLennan									
Peter C. Hearn	2020	800,000	—	967,020	900,020	3,000,000	—	67,827	5,734,867
President and Chief Executive	2019	800,000	—	875,168	875,016	3,050,000	—	69,053	5,669,237
Officer, Guy Carpenter and Vice	2018	800,000	—	800,066	800,005	2,500,000	—	171,673	5,071,744
Chair, Marsh McLennan									
Martine Ferland	2020	850,000	—	1,074,424	1,000,013	2,100,000	42,565	78,728	5,145,730
President and Chief Executive	2019	808,333	—	2,000,135	1,000,005	2,000,000	47,514	605,972	6,461,959
Officer, Mercer and Vice Chair,									
Marsh McLennan									

(1) Ms. Ferland was appointed President and Chief Executive Officer of Mercer Consulting Group, Inc. on March 1, 2019. Her compensation is shown for 2020 and 2019 only since she was not a named executive officer in 2018. Mr. Hearn's 2019 compensation is shown as required by SEC rules because he was a named executive officer in our 2019 proxy statement with respect to his 2018 compensation.

(2) The amounts reported in the "Stock Awards" and "Option Awards" columns represent the grant date fair value of the awards for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively, computed in accordance with FASB ASC Topic 718. The amounts reported in the "Stock Awards" column represent PSU awards for 2020 and PSU and RSU awards for 2019 and 2018. The grant date fair value reported for the 2020 PSU awards is based on performance at the target level and, as calculated in accordance with ASC Topic 718, is determined using a Monte Carlo simulation model since payouts are based in part on a relative total stockholder return ("TSR") modifier, which is a market condition. As stated in the description of the PSU awards following the "2020 Grants of Plan-Based Awards Table" on page 54, the payout based on maximum performance is 200% of the target level, which, if achieved, would correspond to the values reported in the table below, holding constant the grant date fair value of the Company's common stock. The assumptions used in calculating the amounts reported for awards granted in 2020 are included in footnote 9 to the Company's audited financial statements for the fiscal year ended December 31, 2020, included in the Company's Annual Report on Form 10-K filed with the SEC on February 17, 2021. The assumptions used in calculating the amounts reported for awards granted prior to 2020 are included in the footnote captioned "Stock Benefit Plans" to the Company's audited financial statements for the relevant fiscal year, included in the Company's Annual Reports on Form 10-K previously filed with the SEC. The amounts reported in these columns may differ slightly from the corresponding amounts shown in the "2020 Grants of Plan-Based Awards Table" on page 54 due to rounding to the nearest whole dollar as required by SEC rules. In addition, the amounts reported in these columns may differ slightly from the amounts disclosed in the "2020 and 2021 Annual Total Direct Compensation of Named Executive Officers" section on page 31 of the Compensation Discussion and Analysis due to rounding to the nearest whole share.

Name	Year	Grant Date Fair Value of Performance Stock Unit Awards Granted Assuming Target Performance (100%) ($)	Grant Date Fair Value of Performance Stock Unit Awards Granted Assuming Maximum Performance (200%) ($)
Mr. Glaser	2020	6,177,971	12,355,943
	2019	2,875,070	5,750,140
	2018	2,750,068	5,500,137
Mr. McGivney	2020	1,504,296	3,008,592
	2019	625,055	1,250,109
	2018	562,554	1,125,107
Mr. Doyle	2020	1,719,104	3,438,209
	2019	700,043	1,400,086
	2018	675,081	1,350,162
Mr. Hearn	2020	967,020	1,934,040
	2019	437,584	875,167
	2018	400,033	800,065
Ms. Ferland	2020	1,074,424	2,148,848
	2019	500,044	1,000,088

(3) The amounts reported in the "Non-Equity Incentive Plan Compensation" column represent the amounts received for annual bonus awards, as described in the "Annual Bonus" section on page 35 of the Compensation Discussion and Analysis. The awards earned in respect of 2020 were determined by the Compensation Committee at its meeting on February 22, 2021 and were paid on February 26, 2021.

(4) The amounts reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column represent the increase, if any, in the present value of the named executive officers' benefits (both vested and unvested) under the tax-qualified Marsh & McLennan Companies Retirement Plan, the Company's Benefit Equalization Plan, the Company's Supplemental Retirement Plan and the Company's UK Pension Fund. For 2020, the amount reported for each named executive officer reflects changes in age and service, the interest rate and the mortality assumption projecting longer life expectancies, and any change in base salary. The assumptions used in calculating the amounts reported are included in footnote 8 to the Company's audited financial statements for the fiscal year ended December 31, 2020, included in the Company's Annual Report on Form 10-K filed with the SEC on February 17, 2021. The Company's retirement programs are described in further detail in "Defined Benefit Retirement Program" on page 58. No named executive officer received preferential or above-market earnings on deferred compensation. The Company discontinued future service accruals in the U.S. Retirement Program effective December 31, 2016 and discontinued future service accruals in the UK Pension Fund effective August 1, 2014. Ms. Ferland's change in pension value has been converted from British pounds into U.S. dollars at the average currency exchange rate for 2020 used by the Company for financial reporting purposes in accordance with U.S. GAAP (£1 = $1.28335769).

(5) The following items are reported in the "All Other Compensation" column for the named executive officers in 2020:

All Other Compensation

Name	Company Contributions to Defined Contribution Plans ($) (a)	Employee Stock Purchase Plan Interest ($) (b)	Financial Planning and Income Tax Preparation ($) (c)	Personal Use of Corporate Aircraft ($) (d)	Personal Use of Car Service ($) (e)	Other ($) (f)	Total ($)
Mr. Glaser	105,000	0	13,195	156,410	98,651	0	373,255
Mr. McGivney	56,000	0	13,195	0	0	0	69,195
Mr. Doyle	70,000	0	13,195	0	0	0	83,195
Mr. Hearn	56,000	52	11,775	0	0	0	67,827
Ms. Ferland	59,500	0	11,746	0	0	7,482	78,728

(a) These amounts include the Company's matching contributions under the Company's 401(k) Savings & Investment Plan and Supplemental Savings and Investment Plan (SSIP) attributable to 2020. The Company's 401(k) Savings & Investment Plan is a tax-qualified defined contribution plan. The SSIP is a nonqualified defined contribution plan and is described in further detail in the "Nonqualified Deferred Compensation Table" section on page 60.

(b) This amount represents interest credited on the named executive officer's account within the Company's tax-qualified employee stock purchase plan.

(c) These amounts represent the cost to the Company of offering personal financial planning and tax preparation services to the named executive officers. The imputed income attributable to these services was taxable income to the named executive officer. The taxes associated with this income were not reimbursed or paid by the Company.

(d) This amount represents the incremental cost to the Company of Mr. Glaser's personal use of corporate aircraft, in which the Company owns fractional interests, in accordance with his employment letter ($130,000) and to attend board meetings of another entity ($26,410). The incremental cost has been calculated by adding the incremental variable costs associated with personal flights (including hourly charges, taxes, passenger fees, international fees and catering). The imputed income attributable to his personal use of corporate aircraft was taxable income to Mr. Glaser. The taxes associated with this income were not reimbursed or paid by the Company.

(e) This amount represents the approximate cost to the Company of Mr. Glaser's personal use of a car and driver, including work/home travel. The imputed income attributable to this use was taxable income to Mr. Glaser. The taxes associated with this income were not reimbursed or paid by the Company.

(f) This amount represents the payment by the Company of the tax preparation fees including reimbursement of taxes in connection with Ms. Ferland's prior relocation from the UK to New York City.

(6) The total amounts reported in this column may not equal the sum of amounts reflected in the preceding columns due to rounding to the nearest whole dollar as required by SEC rules.

Employment Letters

The Company has employment letters with each of the named executive officers that follow a common template, approved by the Compensation Committee, and include the following principal terms:

- Base salary, target annual bonus and target annual long-term incentive ("LTI") award, and applicable payment ranges. Actual annual bonus payments and annual LTI awards are based on factors described in the "Annual Bonus" section and "Annual LTI Award" section on page 35 of the Compensation Discussion and Analysis;

- Participation in the Company's Senior Executive Severance Pay Plan, as described in the "Severance Arrangements" section on page 46 of the Compensation Discussion and Analysis and the "Potential Payments Upon Termination or Change in Control" section on page 61; and

- Noncompetition, nonsolicitation and confidentiality covenants in favor of the Company.

Mr. Glaser's Employment Arrangements

Mr. Glaser's current terms of employment as our President and Chief Executive Officer, as approved by the Compensation Committee, are as follows:

- an annual base salary of $1,500,000;

- an annual bonus with a target level of $3,750,000;

- an annual LTI award with a target grant date fair value of $11,000,000;

- continued participation in the Senior Executive Severance Pay Plan; and

- access to a car and driver for business and commuting purposes and to corporate aircraft, in which we maintain fractional interests, for business and personal travel (with such personal air travel limited to an amount not to exceed $130,000 per calendar year as determined based on the aggregate incremental cost of such travel to the Company). Mr. Glaser's use of corporate aircraft to attend board meetings of another entity is not counted towards the $130,000 limit.

In consideration for his employment arrangements, Mr. Glaser entered into noncompetition and nonsolicitation covenants in favor of the Company for the duration of his employment and for 24 months following his termination of employment.

2020 GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information on the grants of plan-based awards made to the named executive officers in 2020. Amounts shown under the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns relate to the target annual cash bonus opportunities in respect of 2020. The terms and conditions of these awards are described in the "Annual Bonus" section on page 35 of the Compensation Discussion and Analysis. The remaining columns relate to plan-based equity-based awards granted in 2020 under the 2011 Incentive and Stock Award Plan. The equity-based awards consist of PSU awards and stock options with respect to shares of the Company's common stock. The terms and conditions of these awards are described in the narrative following this table.

(a)	(b) [1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards [3]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#) [4]	Exercise or Base Price of Option Awards ($/Sh) [5]	Closing Stock Price on Date of Grant ($/Sh) [5]	Grant Date Fair Value of Stock and Option Awards ($) [6]
		(c)	(d) [2]	(e)	(f)	(g)	(h)	(#)	(i)	(j)	(k)	(l)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Daniel S. Glaser		0	3,750,000	7,500,000								
	2/19/2020				0	48,375	96,750					6,177,971
	2/19/2020								272,685	118.865	118.480	5,750,013
Mark C. McGivney		0	1,300,000	2,600,000								
	2/19/2020				0	11,779	23,558					1,504,296
	2/19/2020								66,393	118.865	118.480	1,400,006
John Q. Doyle		0	2,500,000	5,000,000								
	2/19/2020				0	13,461	26,922					1,719,104
	2/19/2020								75,878	118.865	118.480	1,600,013
Peter C. Hearn		0	1,500,000	3,000,000								
	2/19/2020				0	7,572	15,144					967,020
	2/19/2020								42,682	118.865	118.480	900,020
Martine Ferland		0	1,700,000	3,400,000								
	2/19/2020				0	8,413	16,826					1,074,424
	2/19/2020								47,424	118.865	118.480	1,000,013

(1) The equity-based awards granted on February 19, 2020 reported in this table were approved by the Compensation Committee at its meeting on the same date.

(2) The actual annual cash bonuses awarded to the named executive officers are reported in the "Non-Equity Incentive Plan Compensation" column of the 2020 Summary Compensation Table.

(3) The amounts reported in columns (f), (g) and (h) reflect PSU awards granted on February 19, 2020. The terms and conditions of these awards are described in the narrative following this table.

(4) The amounts reported in column (j) reflect nonqualified stock options granted on February 19, 2020. The terms and conditions of these awards are described in the narrative following this table.

(5) The stock options granted on February 19, 2020 have an exercise price of $118.865 per share, equal to the average of the high and low trading prices of shares of the Company common stock on February 18, 2020, the trading date immediately preceding the date of grant. The closing market price of the Company's common stock on the date of grant was $118.480 per share, which was lower than the stock option exercise price.

(6) The grant date fair value reported for the PSU awards, as calculated in accordance with ASC Topic 718, may differ from the value of the PSUs calculated based on the fair market value of Company common stock and is based on performance at the target level.

Stock Options

Stock options represent the right to purchase a specified number of shares of the Company's common stock at a specified exercise price for a specified period of time. Stock options are scheduled to vest in four equal annual installments beginning on the first anniversary of the grant date, with earlier vesting and a shortened exercisability period in the event of death, disability and specified terminations of employment. The stock options granted to the named executive officers on February 19, 2020 are scheduled to vest on February 19, 2021, 2022, 2023 and 2024 and will expire no later than February 18, 2030. The stock options have an exercise price equal to the average of the high and low trading prices of shares of the Company's common stock on the trading day immediately preceding date of the grant.

Performance Stock Unit Awards

A PSU represents a promise to deliver, as soon as practicable after the end of the performance period, a number of shares of the Company's common stock ranging from 0% to 200% of the number of PSUs vested, based on performance as determined by the Compensation Committee. The performance measure for PSU awards is adjusted EPS growth as modified for executive compensation purposes and measured on a three-year annualized growth rate basis. The PSUs granted in 2020 (as well as 2021) also include a modifier based on the Company's three-year TSR versus S&P 500® companies. Additional information about the EPS performance factor and relative TSR modifier is provided in the "Annual LTI Awards" section on page 35 of the Compensation Discussion and Analysis. The PSU awards granted to the named executive officers on February 19, 2020 are scheduled to vest on February 28, 2023, with full or pro-rata vesting in the event of death, disability and specified terminations of employment. PSU awards include the right to payment of dividend equivalents for each share of common stock that are paid in respect of a vested PSU award. Dividend equivalents that relate to PSU awards that do not vest or are forfeited also will be forfeited. Holders of PSU awards have no right to vote the shares of common stock subject to the award.

The treatment of these awards upon termination of employment or a change in control of the Company is described in further detail in "Potential Payments Upon Termination or Change in Control" on page 61.

Outstanding Restricted Stock Unit Awards

An RSU represents a promise to deliver a share of the Company's common stock as soon as practicable after vesting. Annual awards of RSUs are scheduled to vest in three equal annual installments beginning on the 28th of the month in which the first anniversary of the grant date occurs, with full or pro-rata vesting in the event of death, disability and specified terminations of employment. RSU awards include the right to payment of dividend equivalents for each share of common stock that are paid in respect of a vested RSU. Dividend equivalents that relate to RSU awards that do not vest or are forfeited also will be forfeited. Holders of RSU awards have no right to vote the shares of common stock subject to the award.

The Company did not grant annual RSU awards to senior executives in 2020 (or 2021). As of December 31, 2020, the named executive officers held outstanding RSU awards that were granted in 2018 and 2019.

2020 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table provides certain information concerning equity-based awards held by the named executive officers as of December 31, 2020. All outstanding equity awards are with respect to shares of the Company's common stock.

	Option Awards					Stock Awards			
Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#) [1]	Number of Securities Underlying Unexercised Options Unexercisable (#) [1]	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#) [2]	Market Value of Shares or Units of Stock That Have Not Vested ($) [3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) [4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [3]
Daniel S. Glaser [5]	2/24/2014	237,110	0	48.000	2/23/2024					
	2/23/2015	239,824	0	56.840	2/22/2025					
	2/22/2016	282,224	0	57.325	2/21/2026					
	2/22/2017	226,968	82,624	73.195	2/21/2027					
	2/21/2018	150,355	150,356	83.046	2/20/2028					
						2/21/2018	11,039	1,291,563		
						2/21/2018			66,230	7,748,910
	2/19/2019	80,622	241,866	90.785	2/18/2029					
						2/19/2019	21,113	2,470,221		
						2/19/2019			31,669	3,705,273
	2/19/2020	0	272,685	118.865	2/18/2030					
						2/19/2020			48,375	5,659,875
Mark C. McGivney	2/22/2017	43,721	14,574	73.195	2/21/2027					
	2/21/2018	30,755	30,755	83.046	2/20/2028					
						2/21/2018	2,258	264,186		
						2/21/2018			13,548	1,585,116
	2/19/2019	17,526	52,580	90.785	2/18/2029					
						2/19/2019	4,590	537,030		
						2/19/2019			6,885	805,545
	2/19/2020	0	66,393	118.865	2/18/2030					
						2/19/2020			11,779	1,378,143
John Q. Doyle	5/1/2016	84,318	0	63.090	4/30/2026					
	2/22/2017	49,967	16,656	73.195	2/21/2027					
	2/21/2018	36,905	36,906	83.046	2/20/2028					
						2/21/2018	2,710	317,070		
						2/21/2018			16,258	1,902,186
	2/19/2019	19,629	58,890	90.785	2/18/2029					
						2/19/2019	5,141	601,497		
						2/19/2019			7,711	902,187
	2/19/2020	0	75,878	118.865	2/18/2030					
						2/19/2020			13,461	1,574,937
Peter C. Hearn	2/22/2017	18,738	6,246	73.195	2/21/2027					
	2/21/2018	21,870	21,870	83.046	2/20/2028					
						2/21/2018	1,606	187,902		
						2/21/2018			9,634	1,127,178
	2/19/2019	12,268	36,807	90.785	2/18/2029					
						2/19/2019	3,214	376,038		
						2/19/2019			4,820	563,940
	2/19/2020	0	42,682	118.865	2/18/2030					
						2/19/2020			7,572	885,924
Martine Ferland	2/22/2016	9,192	0	57.325	2/21/2026					
	2/22/2017	5,934	1,978	73.195	2/21/2027					
	2/21/2018	3,759	3,759	83.046	2/20/2028					
						2/21/2018	1,104	129,168		
						2/21/2018			3,312	387,504
	2/19/2019	14,021	42,064	90.785	2/18/2029					
						2/19/2019	3,672	429,624		
						2/19/2019			5,508	644,436
						3/1/2019	10,733	1,255,761		
	2/19/2020	0	47,424	118.865	2/18/2030					
						2/19/2020			8,413	984,321

(1) Represents vested and unvested stock options. The unvested stock options ratably vest and become exercisable in 25% increments on the first four anniversaries of the grant date.

(2) The following table provides the vesting schedule of the RSU awards that were not vested as of December 31, 2020.

Grant Date	Name of Executive	Vesting Schedule
2/21/2018	All	100% vesting on February 28, 2021
2/19/2019	All	50% vesting on each of February 28, 2021 and 2022
3/1/2019	Ms. Ferland	100% vesting on March 15, 2022

(3) Based on the closing price per share of the Company's common stock on December 31, 2020 ($117.00), the last trading day of 2020.

(4) Represents the number of shares to be received in respect of PSU awards assuming the achievement of maximum performance for the 2018 award and target performance for the 2019 and 2020 PSU awards. The PSU awards granted in February 2018 vested on February 28, 2021, and PSU awards granted in February 2019 and February 2020 will vest on February 28, 2022 and February 28, 2023, respectively, and will be paid in a number of shares of the Company's common stock determined based on actual performance over the applicable three-year performance period. Our adjusted EPS growth rates as modified for executive compensation purposes for 2018, 2019 and 2020 were determined by the Compensation Committee in the first quarter after the end of the year. As of December 31, 2020, performance was tracking above target payout level for the 2018 PSU award and below target payout level for the 2019 and 2020 PSU awards. If the Company does not attain the maximum performance for the 2018 PSU award or the target performance for the 2019 and 2020 PSU awards over the applicable three-year performance period, the number of shares received by the named executive officers upon settlement will be lower. The number of deliverable shares will range from 0% to 200% of the number of PSUs vested. See the "Performance Results for Our 2018 PSU Awards" section on page 43 of the Compensation Discussion and Analysis and the narrative following the "2020 Grants of Plan-Based Awards Table" above with respect to the 2020 PSU awards granted to the named executive officers.

(5) In 2018, Mr. Glaser transferred a portion of his then-outstanding awards to his former spouse pursuant to a domestic relations order. As of December 31, 2020, Mr. Glaser's former spouse held options to purchase 352,224 shares of common stock.

2020 OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides certain information concerning (i) stock options exercised by the named executive officers in 2020 and (ii) other stock awards held by the named executive officers that vested or were earned in 2020.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) [1]	Number of Shares Acquired on Vesting (#) [2]	Value Realized on Vesting ($) [3]
Daniel S. Glaser	521,468	40,319,985	88,492	9,696,068
Mark C. McGivney	80,312	4,585,369	16,590	1,817,766
John Q. Doyle	0	0	31,775	3,575,155
Peter C. Hearn	0	0	15,237	1,669,518
Martine Ferland	0	0	6,749	739,488

(1) Based on the difference between the market price of the underlying shares of the Company's common stock on the date of exercise and the exercise price of the stock options.

(2) Includes distribution of shares of the Company's common stock in connection with 2017 PSU awards that vested in 2020 and paid out at 168% of target based on Company performance (Mr. Glaser — 55,822 shares, Mr. McGivney — 10,044 shares, Mr. Doyle — 11,478 shares, Mr. Hearn — 8,609 shares and Ms. Ferland — 2,727 shares).

(3) Based on the average of the high and low trading prices of a share of the Company's common stock on the trading date immediately preceding the award vesting date.

EXECUTIVE COMPENSATION (Continued)

DEFINED BENEFIT RETIREMENT PROGRAM

The Company discontinued future service accruals effective December 31, 2016 in the tax-qualified Marsh & McLennan Companies Retirement Plan, the nonqualified Benefit Equalization Plan and the nonqualified Supplemental Retirement Plan (collectively, the "U.S. Retirement Program"). The Benefit Equalization Plan is a restoration plan that provides those participants subject to certain Internal Revenue Code limitations with retirement benefits on a comparable basis to those provided to employees who are not subject to such limitations. The Supplemental Retirement Plan provides for an enhanced benefit for a select group of highly compensated employees. Mr. Glaser and Mr. McGivney participate in the United States defined benefit retirement program. Mr. Doyle, Mr. Hearn and Ms. Ferland are not eligible to participate in the United States defined benefit retirement program because they did not meet the eligibility requirements to join the retirement program prior to December 31, 2016.

For participants who are eligible for these plans, annual benefits payable at age 65 in the form of a single-life annuity are determined generally by the following formula:

- 2.0% of eligible salary for each of the first 25 years of eligible benefit service through December 31, 2016; plus
- 1.6% of eligible salary for each of the next five years of eligible benefit service through December 31, 2016; plus
- 1.0% of eligible salary for each year of eligible benefit service over 30 years through December 31, 2016.

The above sum is reduced by an amount representing a portion of the participant's estimated Social Security benefit. Participants who are at least age 65 are eligible for normal retirement benefits and participants who have attained five years of vesting service and are at least age 55 are eligible for early retirement benefits. Of the named executive officers, Mr. Glaser is eligible for an early retirement benefit. Benefits under the U.S. Retirement Program vest upon the earliest of (i) a participant's attainment of five years of vesting service, (ii) attainment of age 65 or (iii) a change in control of the Company. Mr. Glaser and Mr. McGivney currently have a vested benefit under the U.S. Retirement Program.

The present value of the accumulated pension benefits of the named executive officers who participate in these plans as of the end of 2020, as well as other information about each of our defined benefit retirement plans, is reported in the table below. Assumptions used in the calculation of these amounts, other than retirement age, are included in footnote 8 to the Company's audited financial statements for the fiscal year ended December 31, 2020, included in the Company's Annual Report on Form 10-K filed with the SEC on February 17, 2021. The assumed retirement age used for purposes of this table is 65 years for all named executives who participate in these plans. Benefits under the tax-qualified Marsh & McLennan Companies Retirement Plan are generally paid as a monthly annuity for the life of the retiree and his or her designated survivor, if the participant has elected to be paid on a joint and survivor basis. The Company's policy for funding its obligation under the tax-qualified plan is to contribute amounts at least sufficient to meet the funding requirements set forth in applicable law. The Company is not required to, and does not, fund any of its obligations to the named executive officers who participate in these plans under any of its nonqualified defined benefit retirement plans.

UK DEFINED BENEFIT RETIREMENT PROGRAM

The Company discontinued service accruals effective August 1, 2014 in the tax-qualified Marsh & McLennan Companies UK Pension Fund (the "UK Pension Fund"). Ms. Ferland participated in the Mercer Section of the United Kingdom defined benefit retirement program prior to August 1, 2014 based on the standard defined benefit terms available to participants since April 1, 2006.

For those participants who are eligible for the plan, annual benefits are payable at age 65 in the form of a single-life annuity, with an attaching 60% benefit payable to a surviving dependent, and are determined generally by the following formula:

- 1.67% of eligible salary for each year of eligible benefit service through July 31, 2014, with accrued pension in each year subject to a cost of living adjustment based on UK price inflation as measured by the Retail Prices Index, up to a maximum of 5% per annum while the participant remains an employee, unless they opt out. Ms. Ferland opted out on December 31, 2018 and consequently the cost of living adjustment reduced to UK price inflation as measured by the Consumer Prices Index, up to a maximum of 5% per annum for benefits accrued before April 1, 2010 (2.5% per annum for benefits accrued after April 1, 2010).

Participants who are at least age 65 are eligible for normal retirement benefits and participants who have attained three months of vesting service and are at least age 55 are eligible for early retirement benefits, subject to actuarial reduction for early payment. Ms. Ferland is eligible for an early retirement benefit. Benefits under the retirement program vest upon a participant's attainment of three months of vesting service. Ms. Ferland currently has a vested benefit under the retirement program.

PENSION BENEFITS TABLE FOR 2020

Name	Plan Name	Number of Years Credited Service (#) [1]	Present Value of Accumulated Benefit ($) [2]	Payments During Last Fiscal Year ($)
Daniel S. Glaser [3]	Qualified Retirement Plan	19.0	605,736	0
	Benefit Equalization Plan	19.0	1,824,695	0
	Supplemental Retirement Plan	19.0	614,491	0
	Total		3,044,922	0
Mark C. McGivney	Qualified Retirement Plan	9.7	415,698	0
	Benefit Equalization Plan	9.7	413,436	0
	Supplemental Retirement Plan	9.7	174,166	0
	Total		1,003,300	0
John Q. Doyle	None			
Peter C. Hearn	None			
Martine Ferland [3]	UK Pension Fund	3.0	391,649	0

(1) Represents years of benefit accrual service as of December 31, 2016. Mr. Glaser's 19.0 years of service includes 9.9 years of service for his prior period of service with Marsh from July 1982 through May 1992.

(2) Assumptions used in the calculation of these amounts, other than retirement age, which has been assumed for purposes of this table to be 65 years for all of the named executive officers, are included in footnote 8 to the Company's audited financial statements for the fiscal year ended December 31, 2020, included in the Company's Annual Report on Form 10-K filed with the SEC on February 17, 2021. The U.S. Retirement Program provides a survivor benefit, in the form of a monthly annuity, to a qualifying spouse or domestic partner upon the death of a vested participant. The present value of this survivor benefit in the event of death on December 31, 2020 was $913,967 for Mr. McGivney. The total amounts reported in this column may not equal the sum of amounts reflected due to rounding to the nearest whole dollar as required by SEC rules.

For the UK Pension Fund, the calculation of the pension benefits is based on US GAAP single equivalent financial assumptions and demographic assumptions (excluding pre-retirement mortality) for the fiscal year ended December 31, 2020. The pension provided is in line with the Rules of the Mercer Section of the UK Pension Fund and the member is not entitled to any member specific pension enhancements. The UK Pension Fund provides a survivor benefit payable on the death of the member in retirement. This is 60% of the member's pension at date of death plus if death occurs within the first 5 years, the balance of pension payments in those 5 years. The present value of this survivor benefit in the event of death on December 31, 2020 was $260,737 for Ms. Ferland. These amounts have been converted from British pounds into U.S. dollars at the average currency exchange rate for 2020 used by the Company for financial reporting purposes in accordance with U.S. GAAP (£1 = $1.28335769).

(3) Mr. Glaser and Ms Ferland are eligible for an early retirement benefit. Their early retirement benefits are separately quantified in the table included in the "Potential Payments Upon Termination or Change in Control" section on page 61.

NONQUALIFIED DEFERRED COMPENSATION TABLE

The Company maintains the Supplemental Savings & Investment Plan (the "SSIP"), a nonqualified deferred compensation plan that coordinates with the Company's 401(k) Savings & Investment Plan to give eligible participants the opportunity to defer compensation on a pre-tax basis in addition to what is allowed under the tax-qualified plan.

Under the SSIP, selected participants who have reached any one of the limitations set forth in the Internal Revenue Code under the Company's 401(k) Savings & Investment Plan may, at their election, defer up to 30% of their base salary and notionally invest this amount in any or all of the plan's notional investment alternatives. These alternatives consist of a variety of mutual funds and units of the Company's common stock. Participants in the SSIP may change their investment elections at any time, both as to future deferrals and existing balances; however, once a participant notionally invests an amount in units of the Company's common stock, that amount cannot be reallocated to any other notional investment.

After a participant completes one year of service with the Company, the Company provides matching credits at the same rate as the Company's 401(k) Savings & Investment Plan. Effective January 1, 2017, eligible participants who are employed by an eligible participating company and have completed one year of service receive a 4% fixed company credit with respect to their base salary over the Internal Revenue Service limit on compensation that may be considered under the Company's 401(k) Savings & Investment Plan, whether or not they elect to make employee deferrals to the SSIP.

Participants are not permitted to make withdrawals from their accounts while they are employed by the Company. Participants are generally entitled to payment of their accounts after their employment ends, including upon retirement, death or disability in a lump sum or annual installments over 2 to 15 years.

All of the named executive officers were eligible to participate in the SSIP in 2020.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($) [1]	Aggregate Earnings in Last Fiscal Year ($) [2]	Aggregate Withdrawals or Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Daniel S. Glaser	74,400	85,600	412,698	0	2,280,698
Mark C. McGivney	32,400	36,600	148,540	0	898,901
John Q. Doyle	44,400	50,600	52,050	0	373,580
Peter C. Hearn	30,900	36,050	13,425	0	194,676
Martine Ferland	35,400	40,059	7,518	0	82,977

(1) Amounts reported in this column are also reported in the "All Other Compensation" column in the "2020 Summary Compensation Table" on page 51.
(2) Aggregate earnings are based upon the performance of a variety of mutual funds and shares of the Company's common stock. Because these earnings are based upon actual market performance, they are not considered above-market or preferential for purposes of SEC rules. Therefore, none of the amounts reported in this column are reportable in the "2020 Summary Compensation Table" on page 51.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table sets forth the estimated payments and benefits to be provided to the named executive officers in the event of the specified terminations of employment, including following a change in control of the Company. In accordance with SEC rules, this table assumes that the relevant triggering event occurred on December 31, 2020, the last business day of the last completed fiscal year, and that the market price of the Company's common stock was the closing stock price as of December 31, 2020 ($117.00 per share), the last trading day of 2020.

The employment letter for each named executive officer provides that he/she will participate in the Company's Senior Executive Severance Pay Plan. In general, the Senior Executive Severance Pay Plan provides for cash severance in the event of an involuntary termination of employment without "cause" (as described in "Termination of Employment" below) or, within the two-year period following a change in control of the Company, either by the successor entity without cause or by the participant for a termination of employment for "good reason" (as described in "Termination of Employment" below). In addition, each such named executive officer is eligible for specified benefits upon death or "disability" (as described in "Termination of Employment" below).

Cash severance under the Senior Executive Severance Pay Plan is paid in a lump sum equal to:

- one times annual base salary;
- one times the average of the annual bonuses paid to the participant for each of the three prior calendar years; and
- a pro-rata bonus for the year of termination.

The Senior Executive Severance Pay Plan also provides 12 months of outplacement services and continued medical and dental coverage for 12 months at active employee rates. Severance payments and benefits are conditioned on a participant having executed a waiver and release of claims in favor of the Company (including restrictive covenants). The cash severance amounts included in the following table reflect the employment arrangements in effect on December 31, 2020.

The terms and conditions of equity-based awards provide for full or pro-rata vesting in the event of death, disability and specified terminations of employment.

As of December 31, 2020, Mr. Glaser and Ms. Ferland were eligible to commence benefit payments under the Company's U.S. Retirement Program and UK Pension Fund, respectively, upon an early retirement.

Name	Termination Reason	Total Cash Payment ($) [1] [2]	Unvested Stock Awards ($) [3]	Unvested Option Awards ($) [3]	Accumulated Dividend Equivalents on Outstanding Stock Units ($)	Welfare and Retirement Benefits ($) [4] [5] [6]	Total ($) [7]
Daniel S. Glaser	Involuntary termination without cause	12,100,000	9,945,585	15,065,049	324,060	12,152	37,446,846
	Involuntary termination without cause or termination for good reason following a change in control	10,350,000	18,086,328	15,065,049	489,699	12,152	44,003,228
	Death	3,750,000	18,086,328	15,065,049	489,699	0	37,391,076
	Disability	3,750,000	17,127,630	15,065,049	455,828	0	36,398,507
	Early Retirement	0	9,945,585	15,065,049	324,060	0	25,334,694
Mark C. McGivney	Involuntary termination without cause	4,633,333	2,138,292	0	68,218	19,013	6,858,856
	Involuntary termination without cause or termination for good reason following a change in control	3,933,333	3,999,411	3,061,054	104,926	19,013	11,117,737
	Death	1,300,000	3,999,411	3,061,054	104,926	0	8,465,391
	Disability	1,300,000	3,797,118	3,061,054	97,894	0	8,256,066
John Q. Doyle	Involuntary termination without cause	8,216,667	2,487,420	0	79,981	16,351	10,800,419
	Involuntary termination without cause or termination for good reason following a change in control	6,916,667	4,613,193	3,526,524	122,076	16,351	15,194,811
	Death	2,500,000	4,613,193	3,526,524	122,076	0	10,761,793
	Disability	2,500,000	4,374,396	3,526,524	113,725	0	10,514,645
Peter C. Hearn	Involuntary termination without cause	6,416,667	2,593,656	1,981,076	68,134	17,427	11,076,959
	Involuntary termination without cause or termination for good reason following a change in control	4,916,667	2,735,226	1,981,076	73,103	17,427	9,723,498
	Death	1,500,000	2,735,226	1,981,076	73,103	0	6,289,404
	Disability	1,500,000	2,593,656	1,981,076	68,134	0	6,142,865
	Normal Retirement	0	2,593,656	1,981,076	68,134	0	4,642,865
Martine Ferland	Involuntary termination without cause	3,963,306	1,909,206	1,316,987	52,977	14,497	7,256,973
	Involuntary termination without cause or termination for good reason following a change in control	3,563,306	3,691,350	1,316,987	90,102	14,497	8,676,242
	Death	1,700,000	3,691,350	1,316,987	90,102	0	6,798,439
	Disability	1,700,000	3,611,088	1,316,987	87,745	0	6,715,820
	Early Retirement	0	1,149,993	1,316,987	32,442	0	2,499,422

(1) The following table sets forth the calculation of amounts shown in the "Total Cash Payment" column of the table above. For purposes of this calculation, because this table assumes that termination of employment occurs at year-end, the amount shown in the "Pro-Rata Bonus" column of the table below is equal to the individual's actual or target bonus for the entire year.

Name	Termination Reason	Base Salary ($)	Average Bonus ($)	Total ($)	Severance Multiplier	Total Severance ($) [a]	Pro Rata Bonus ($) [b]	Total Cash Payment ($) [c]
Mr. Glaser	Involuntary termination without cause	1,500,000	5,100,000	6,600,000	1	6,600,000	5,500,000	12,100,000
	Involuntary termination without cause or termination for good reason following a change in control	1,500,000	5,100,000	6,600,000	1	6,600,000	3,750,000	10,350,000
	Death	N/A	N/A	N/A	0	0	3,750,000	3,750,000
	Disability	N/A	N/A	N/A	0	0	3,750,000	3,750,000
	Early Retirement	N/A	N/A	N/A	0	0	0	0
Mr. McGivney	Involuntary termination without cause	800,000	1,833,333	2,633,333	1	2,633,333	2,000,000	4,633,333
	Involuntary termination without cause or termination for good reason following a change in control	800,000	1,833,333	2,633,333	1	2,633,333	1,300,000	3,933,333
	Death	N/A	N/A	N/A	0	0	1,300,000	1,300,000
	Disability	N/A	N/A	N/A	0	0	1,300,000	1,300,000
Mr. Doyle	Involuntary termination without cause	1,000,000	3,416,667	4,416,667	1	4,416,667	3,800,000	8,216,667
	Involuntary termination without cause or termination for good reason following a change in control	1,000,000	3,416,667	4,416,667	1	4,416,667	2,500,000	6,916,667
	Death	N/A	N/A	N/A	0	0	2,500,000	2,500,000
	Disability	N/A	N/A	N/A	0	0	2,500,000	2,500,000
Mr. Hearn	Involuntary termination without cause	800,000	2,616,667	3,416,667	1	3,416,667	3,000,000	6,416,667
	Involuntary termination without cause or termination for good reason following a change in control	800,000	2,616,667	3,416,667	1	3,416,667	1,500,000	4,916,667
	Death	N/A	N/A	N/A	0	0	1,500,000	1,500,000
	Disability	N/A	N/A	N/A	0	0	1,500,000	1,500,000
	Normal Retirement	N/A	N/A	N/A	0	0	0	0
Ms. Ferland	Involuntary termination without cause	850,000	1,013,306	1,863,306	1	1,863,306	2,100,000	3,963,306
	Involuntary termination without cause or termination for good reason following a change in control	850,000	1,013,306	1,863,306	1	1,863,306	1,700,000	3,563,306
	Death	N/A	N/A	N/A	0	0	1,700,000	1,700,000
	Disability	N/A	N/A	N/A	0	0	1,700,000	1,700,000
	Early Retirement	N/A	N/A	N/A	0	0	0	0

(a) Reflects amounts payable by the Company in the form of a lump sum as soon as practicable following termination of employment, subject to the individual's execution of a waiver and release of claims (including restrictive covenants) for the benefit of the Company.

(b) "Pro-Rata Bonus" amounts, if any, are payable by the Company at the same time annual bonuses for the applicable year are paid to the Company's senior executives generally, subject to the individual's execution of a waiver and release of claims (including restrictive covenants) for the benefit of the Company.

(c) Total amounts reported in this column may not equal the sum of amounts reflected in the preceding columns due to rounding to the nearest whole dollar as required by SEC rules.

(2) Reflects equity-based awards, with respect to the Company's common stock, outstanding as of December 31, 2020. The values for 2018, 2019 and 2020 PSU awards depend on the termination reason. For certain events such as retirement, the values are based on results as determined by the Compensation Committee and 8% EPS growth for the remaining years of the award period for each award. For events in which the vesting of equity-based awards accelerates, such as death, the values are based on performance for abbreviated award periods. For Ms. Ferland, the amount reported in this column for early retirement reflects the assumption that she would have qualified for EU retirement treatment of her equity-based awards that were granted while she was located in the UK.

(3) Each of the named executive officers is eligible to continue receiving Company-sponsored health insurance for 12 months following certain terminations of employment. To receive such benefits, a named executive officer is required to contribute at the same level as similarly situated active employees. Each of the named executive officers is eligible to receive outplacement services for a period of 12 months.

(4) The amounts reported in this column, where applicable, include the Company's 401(k) Savings & Investment Plan matching contributions made by the Company that would vest in the event of death or permanent disability (as defined the Company's Long-Term Disability Plan).

(5) Mr. Glaser is eligible for early retirement, as indicated in the "Defined Benefit Retirement Program" section on page 58. If Mr. Glaser had retired from the Company effective December 31, 2020, the present value of his accumulated pension benefits would have been $3,009,298. In addition, Mr. Glaser and Mr. Hearn would have been entitled to payment of his account balances under the Company's 401(k) Savings & Investment Plan and the SSIP. Ms. Ferland is eligible for early retirement, as indicated in the "Defined Benefit Retirement Program" section on page 58. If Ms. Ferland had retired from the Company effective December 31, 2020, the present value of her accumulated pension benefits would have been $354,261, converted from British pounds into U.S. dollars at the average currency exchange rate for 2020 used by the Company for financial reporting purposes in accordance with U.S. GAAP (£1 = $1.28335769). These amounts are not reflected in the total set forth in this column. Mr. Doyle, Mr. Hearn and

Ms. Ferland are not eligible to participate in the United States defined benefit retirement program because they did not meet the eligibility requirements to join the retirement program prior to December 31, 2016.

(6)   Total amounts reported in this column may not equal the sum of amounts reflected in the preceding columns due to rounding to the nearest whole dollar as required by SEC rules.

Termination of Employment

Upon any termination of employment, including a termination for "cause" or without "good reason," a named executive officer will receive any accrued pay and regular post-employment payments and benefits under the terms of the Company's applicable plans. The amounts reported in the table above do not include payments and benefits that are provided on a nondiscriminatory basis to eligible employees upon termination of employment, including:

- base salary through the date of termination and accrued but unused vacation time;

- post-employment group medical benefit continuation at the employee's cost;

- welfare benefits provided to eligible U.S. or UK retirees;

- distributions of defined benefit plan benefits, whether or not tax-qualified (our U.S. and UK defined benefit retirement programs are described in the "Defined Benefit Retirement Program" and "UK Defined Benefit Retirement Program" sections, respectively on page 58);

- distributions of tax-qualified defined contribution plans and nonqualified deferred compensation plans (the nonqualified deferred compensation plans are described in the "Nonqualified Deferred Compensation Table" section on page 60); and

- vested benefits.

The Senior Executive Severance Pay Plan defines "cause" as a participant's: (i) willful failure to substantially perform the duties consistent with his or her position which is not remedied within 10 days after receipt of written notice from the Company specifying such failure; (ii) willful violation of any written Company policy, including, but not limited to, the Company's Code of Business Conduct & Ethics; (iii) commission at any time of any act or omission that results in a conviction, plea of no contest, plea of nolo contendere or imposition of unadjudicated probation for any felony or crime involving moral turpitude; (iv) unlawful use (including being under the influence) or possession of illegal drugs; (v) gross negligence or willful misconduct which results in, or could reasonably be expected to result in, a material loss to the Company or material damage to the reputation of the Company; or (vi) violation of any statutory or common law duty of loyalty to the Company, including the commission at any time of any act of fraud, embezzlement or material breach of fiduciary duty against the Company.

The Senior Executive Severance Pay Plan defines "good reason" as: (i) a material reduction in the participant's base salary; (ii) a material reduction in the participant's annual incentive opportunity (including a material adverse change in the method of calculating the participant's annual incentive); (iii) a material diminution of the participant's duties, responsibilities or authority; or (iv) a relocation of more than 50 miles from the participant's office location in effect immediately prior to the change in control of the Company. This definition of "good reason" only applies during the 24-month period following a change in control of the Company.

The employment letter for each named executive officer defines "permanent disability" as occurring when it is determined (by the Company's disability carrier for the primary long-term disability plan or program applicable to the named executive officer because of his or her employment with the Company) that the named executive officer is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

Change in Control

As described in the "Change-in-Control Arrangements" section on page 47, the terms of our outstanding and unvested equity-based awards contain a "double-trigger" change-in-control vesting provision, which requires a change in control of the Company followed by a specified termination of employment for accelerated vesting to occur. Under the double-trigger provision, a change in control of the Company by itself would not cause an employee's equity-based award to vest, so long as the award is assumed or replaced on equivalent terms. In that case, vesting would continue pursuant to the award's original vesting schedule unless, in addition to the change in control, the employee's employment terminates without "cause" or for "good reason" during the 24 months following the change in control.

The change-in-control provisions included in our Senior Executive Severance Pay Plan also require both "double-trigger" events to occur for payments and benefits to be provided.

We do not provide change-in-control excise tax reimbursements to any of our senior executives under any plan or arrangement.

Cash severance payments are not eligible for any tax reimbursement benefit.

We use the same definition of "change in control" in the equity incentive plans and the Senior Executive Severance Pay Plan.

The definitions of "cause" and "good reason" in equity-based awards for the named executive officers are similar to those described above in "Termination of Employment."

Restrictive Covenants

Each of the named executive officers is subject to nonsolicitation covenants that prohibit the executive from:

- soliciting any customer or client with respect to a competitive activity; and

- soliciting or employing any employee for the purpose of causing the employee to terminate employment.

Each of the named executive officers is also subject to noncompetition covenants that prohibit the executive from engaging in a competitive activity.

For Mr. Glaser, the noncompetition and nonsolicitation period ends 24 months after the date of termination of employment. For the other named executive officers, this period ends 12 months after the date of termination of employment.

In addition, at all times prior to and following termination of employment, the named executive officers are subject to a perpetual confidentiality covenant.

AUDIT

ITEM 3 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee and the Board believe that the continued retention of Deloitte & Touche to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its investors based on the Audit Committee's level of satisfaction with the quality of services provided by Deloitte & Touche and consideration of factors described below.

Appointment

The Audit Committee is directly responsible for the appointment, compensation and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has appointed Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2021 fiscal year, subject to stockholder ratification. Deloitte & Touche was first retained as the independent registered accounting firm of the Company in 1989.

Review and Approval: Compensation, Leadership, Composition and Organization

The Audit Committee is responsible for reviewing and approving the compensation of Deloitte & Touche in connection with the annual appointment process. As part of its regular process, the Audit Committee annually reviews and approves the leadership, composition and organization of the external audit team. The Audit Committee also periodically considers the rotation of the independent external audit firm and whether to commence an audit tender process, considering such factors as the tenure, fees, independence and capabilities of the external auditor. Further, in conjunction with the mandated rotation of the independent registered public accounting firm's lead audit partner, the Audit Committee and its chairman are directly involved in the review and approval of Deloitte & Touche's lead audit partner.

2021 Audit and Other Services

Deloitte & Touche will audit our consolidated financial statements for fiscal year 2021 and perform other services. Deloitte & Touche acted as the Company's independent registered public accounting firm for the year ended December 31, 2020. A Deloitte & Touche representative will be present at the 2021 annual meeting of stockholders and will have an opportunity to make a statement and to answer your questions.

Good Corporate Practice

Although ratification is not required by the Company's bylaws or otherwise, the Board is submitting this proposal as a matter of good corporate practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another independent auditor. Even if the selection is ratified, the Audit Committee may select a different auditor at any time during the year if it determines that this would be in the best interests of the Company and its stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THIS PROPOSAL.

FEES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For the fiscal years ended December 31, 2020 and 2019, fees for services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates were as follows:

	($ in '000s)	
	2020	2019
Audit Fees [1]	$25,004	$20,045
Includes audits of the effectiveness of the Company's internal control over financial reporting at December 31, 2020 and 2019, audits of consolidated financial statements and reviews of the consolidated financial statements included in the Company's quarterly reports on Form 10-Q, statutory reports and regulatory audits.		
Audit-Related Fees	2,122	2,055
Includes audits of employee benefit plans, computer- and control-related audit services, agreed-upon procedures, merger and acquisition assistance and accounting research services.		
Tax Fees	1,457	2,437
Includes tax compliance and other services not related to the audit.		
All Other Fees	41	10
Includes consulting fees related to outsourcing projects.		
Total	$28,624	$24,547

(1) The increase in 2020 primarily relates to statutory audits for the acquired JLT entities.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy regarding pre-approval of audit and non-audit services provided by Deloitte & Touche to the Company and its subsidiaries. The policy provides the guidelines necessary to adhere to the Company's commitment to auditor independence and compliance with relevant rules and regulations relating to auditor independence. The policy contains a list of prohibited non-audit services, and sets forth four categories of permitted services (Audit, Audit-Related, Tax and Other), listing the types of permitted services in each category. All of the permitted services require pre-approval by the Audit Committee. In lieu of Audit Committee pre-approval on an engagement-by-engagement basis, each category of permitted services, with reasonable detail as to the types of services contemplated, is pre-approved as part of the annual services performed by Deloitte as approved by the Audit Committee. Permitted services not contemplated during the budget process must be presented to the Audit Committee for approval prior to the commencement of the relevant engagement. The Audit Committee chair, or, if he is not available, any other member of the Committee, may grant approval for any such engagement if approval is required prior to the next scheduled meeting of the Committee. Any such approvals are reported to the Audit Committee at its next meeting. At least twice a year, the Audit Committee is presented with a report showing amounts billed by the independent registered public accounting firm compared to the budget approvals for each of the categories of permitted services. The Committee reviews the suitability of the pre-approval policy at least annually.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is comprised of the five directors named below. Each member of the Committee is independent as required by the Company, the listing standards of the NYSE and the SEC's audit committee independence rules. The primary function of the Audit Committee is to assist the Board of Directors in its oversight responsibilities with respect to the integrity of the Company's financial statements; the qualifications, independence and performance of the Company's independent auditors; the performance of the Company's internal audit function; and compliance by the Company with legal and regulatory requirements. The Committee operates pursuant to a charter approved by the Board of Directors.

Management is responsible for the Company's financial statements, the overall reporting process and the system of internal control, including internal control over financial reporting. Deloitte & Touche LLP, our independent registered public accounting firm, is responsible for conducting annual audits and quarterly reviews of the Company's financial statements and expressing an opinion as to the conformity of the annual financial statements with generally accepted accounting principles in the United States and expressing an opinion on our internal control over financial reporting as of the end of our fiscal year.

In performing their oversight responsibility, members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and Deloitte & Touche. The members of the Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence.

During 2020, the Audit Committee executed its oversight function through a series of meetings and teleconferences with management and Deloitte & Touche. The Audit Committee also reviewed and discussed with management and Deloitte & Touche the Company's audited financial statements as of and for the year ended December 31, 2020, as well as matters related to internal control over financial reporting and the processes that support the Company's reporting of financial results. The Committee also discussed with Deloitte & Touche the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. The Committee has received the written disclosures and the letter from Deloitte & Touche required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, has considered whether the provision of other non-audit services by Deloitte & Touche to the Company is compatible with maintaining Deloitte & Touche's independence and has discussed with Deloitte & Touche that firm's independence.

Based upon the review and discussions described in this report, the Committee recommended to the Board, and the Board approved, that the audited financial statements and management's annual report on internal control over financial reporting be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC. The Committee has also selected Deloitte & Touche as the Company's independent registered public accounting firm for 2021. The Board of Directors concurred with that selection and has recommended this selection to the Company's stockholders for ratification.

Submitted by the Audit Committee of the Board of Directors

Bruce P. Nolop (Chair)	Jane H. Lute
Anthony K. Anderson	Lloyd M. Yates
Tamara Ingram	

ADDITIONAL INFORMATION

STOCK OWNERSHIP OF DIRECTORS, MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table reflects the number of shares of our common stock beneficially owned by each director and each named executive officer (as defined in the Compensation Discussion and Analysis section beginning on page 28). The table also shows the number of shares beneficially owned by all directors and executive officers of the Company as a group. These common stock holdings are as of February 28, 2021, except with respect to interests in the Company's 401(k) Savings & Investment Plan and Supplemental Savings & Investment Plan, which are as of December 31, 2020. The table also includes the number of shares of common stock beneficially owned by persons known to the Company to own more than five percent of our outstanding shares.

Name	Amount and Nature of Beneficial Ownership [1]		
	Sole Voting and Investment Power	Other than Sole Voting and Investment Power [2]	Total
Anthony K. Anderson	1,000	9,061	10,061
John Q. Doyle	35,289	267,098	302,387
Oscar Fanjul	85,734	—	85,734
Martine Ferland	4,925	75,209	80,134
Daniel S. Glaser	128,216	1,599,255	1,727,471
H. Edward Hanway	29,899	—	29,899
Peter C. Hearn	14,284	94,603	108,887
Deborah C. Hopkins	—	12,840	12,840
Tamara Ingram	—	1,678	1,678
Jane H. Lute	1,657	—	1,657
Mark C. McGivney	39,803	158,373	198,176
Steven A. Mills	41,682	—	41,682
Bruce P. Nolop	39,810	—	39,810
Marc D. Oken	54,696	2,325	57,021
Morton O. Schapiro	9,015	72,458	81,473
Lloyd M. Yates	24,001	1,678	25,679
R. David Yost	18,759	33,625	52,384
All directors and executive officers as a group [3]	1,065,101	2,879,231	3,944,333

Name	Aggregate Amount Beneficially Owned	Percentage of Stock Outstanding as of December 31, 2020
The Vanguard Group [4] 100 Vanguard Blvd Malvern, PA 19355	42,016,368	8.28%
BlackRock, Inc. [5] 55 East 52nd Street New York, NY 10055	41,242,579	8.1%
T. Rowe Price Associates, Inc. [6] 100 E. Pratt Street Baltimore, MD 21202	33,053,215	6.5%

(1) No director or named executive officer beneficially owned more than 1% of the Company's outstanding common stock, and all directors and executive officers as a group beneficially owned approximately 0.8% of the Company's outstanding common stock. The Company assists directors and officers with reporting changes in their beneficial ownership to the SEC and all such filing requirements were complied with in 2020.

(2) This column includes shares of the Company's common stock: (i) held indirectly for the benefit of such individuals or jointly, or directly or indirectly for certain members of such individuals' families, with respect to which beneficial ownership in certain cases may be disclaimed or (ii) that represent the individual's interests in the Company's 401(k) Savings & Investment Plan.

This column also includes:

- Marsh & McLennan Companies common stock or stock units subject to issuance in the future with respect to the Directors' Stock Compensation Plan and restricted stock units in the following aggregate amounts: Mr. Anderson, 9,061 shares; Mr. Doyle, 2,571 shares; Ms. Ferland, 12,569 shares; Mr. Glaser, 10,557 shares; Mr. Hearn, 1,607 shares; Ms. Hopkins, 12,840 shares; Ms. Ingram, 1,678 shares; Mr. McGivney, 2,295 shares; Mr. Schapiro, 72,457 shares; Mr. Yates 1,678 shares and Mr. Yost, 33,625 shares; and all directors and executive officers as a group, 184,855 shares; and

- Shares of Marsh & McLennan Companies common stock which may be acquired on or before April 30, 2021 through the exercise of stock options as follows: Mr. Doyle, stock options totaling 264,527 shares; Ms. Ferland, stock options totaling 62,640 shares; Mr. Glaser, stock options totaling 1,523,698 shares; Mr. Hearn, stock options totaling 92,996 shares; Mr. McGivney, stock options totaling 156,078 shares; and all directors and executive officers as a group, stock options totaling 2,573,051 shares.

(3) This group includes the individuals listed in this table, plus five additional executive officers.

(4) Based solely on a review of Amendment No. 6 to the Schedule 13G Information Statement filed on February 8, 2021 by The Vanguard Group ("Vanguard"). The Schedule 13G discloses that Vanguard in its capacity as investment adviser had shared voting power as to 886,138 shares; sole dispositive power as to 39,746,924 shares; and shared dispositive power as to 2,269,444 shares

(5) Based solely on a review of Amendment No. 6 to the Schedule 13G Information Statement filed on January 29, 2021 by BlackRock, Inc. ("BlackRock"). The Schedule 13G discloses that BlackRock in its capacity as a parent holding company or control person had sole voting power as to 34,995,803 shares and sole dispositive power as to 41,242,579 shares.

(6) Based solely on a review of Amendment No. 11 to the Schedule 13G Information Statement filed on February 16, 2021 by T. Rowe Price Associates, Inc. ("Price Associates"). The Schedule 13G discloses that Price Associates in its capacity as investment adviser had sole voting power as to 10,809,174 shares and sole dispositive power as to 33,053,215 shares.

DIRECTOR COMPENSATION

Executive Directors

Executive directors (currently only Mr. Glaser) receive no compensation for their service as directors.

Independent Directors

Independent directors receive a basic annual retainer and annual stock grant as compensation for their service as directors. Our independent chairman and directors who serve as the chair of a committee also receive a supplemental annual retainer.

The Board's compensation year runs from June 1 through May 31. The current compensation arrangements for independent directors are summarized in the table below.

Elements of Independent Director Compensation

Basic Annual Retainer for All Independent Directors	$120,000
Supplemental Annual Retainer for Independent Chairman of the Board	$200,000
Supplemental Annual Retainer for Chair of • Audit Committee • Compensation Committee	$25,000
Supplemental Annual Retainer for Chairs of Committees other than Audit and Compensation	$15,000
Annual Stock Grant for Independent Directors under the Company's Directors' Stock Compensation Plan	Number of shares having a grant date market value of $175,000
Stock Ownership Guidelines	5 times Basic Annual Retainer

The basic annual retainer and the supplemental retainers are paid quarterly for pay periods ending on August 15, November 15, February 15 and May 15. Under the terms of the Company's Directors' Stock Compensation Plan, independent directors may elect to receive these retainer amounts in cash, the Company's common stock or a combination thereof and may defer receipt of all or a portion of any compensation to be paid in the form of the Company's common stock until a specified future date. The annual stock grant is made on June 1st of each year. Independent directors are also eligible to participate in the Company's matching-gift program for certain charitable gifts.

2020 INDEPENDENT DIRECTOR COMPENSATION

The table below indicates total compensation received by our independent directors for service on the Board and its committees during 2020:

Name	Fees Earned or Paid in Cash ($) [1]	Stock Awards ($) [2]	All Other Compensation ($) [3]	Total ($)
Anthony K. Anderson	120,000	175,000	—	295,000
Oscar Fanjul	135,000	175,000	—	310,000
H. Edward Hanway	320,000	175,000	—	495,000
Deborah C. Hopkins	120,000	175,000	—	295,000
Tamara Ingram	120,000	175,000	—	295,000
Jane H. Lute	85,333	175,000	1,000	261,333
Steven A. Mills	145,000	175,000	—	320,000
Bruce P. Nolop	145,000	175,000	5,000	325,000
Marc D. Oken	120,000	175,000	—	295,000
Morton O. Schapiro	135,000	175,000		310,000
Lloyd M. Yates	135,000	175,000	—	310,000
R. David Yost	120,000	175,000	—	295,000

(1) The amounts in this "Fees Earned or Paid in Cash" column reflect payments of the $120,000 basic annual retainer and any supplemental retainer made during fiscal 2020, as set forth in more detail below. The chairs of the Audit and Compensation Committees each received $25,000 for such service, the chairs of committees other than Audit and Compensation each received $15,000 for such service, and the independent chairman of the Board received $200,000 for such service. The committee chairs compensated during fiscal 2020 were: Mr. Fanjul (Finance), Mr. Mills (Compensation), Mr. Nolop (Audit), Mr. Schapiro (Directors and Governance), and Mr. Yates (ESG). Committee members other than the chairs receive no additional compensation for service on a committee.

Mr. Mills elected to receive his quarterly payments in the form of the Company's common stock. Mr. Fanjul elected to receive his quarterly payments in August and November in the form of the Company's common stock. Ms. Hopkins, Mr. Schapiro and Mr. Yost elected to receive their quarterly payments in the form of the Company's common stock on a deferred basis. All of the other independent directors received these amounts in cash.

(2) This column reflects the award of 1,657 shares of the Company's common stock to each independent director on June 1, 2020. The shares awarded to each director had an aggregate grant date fair value of $175,000, based on a per share price of $105.60, which was the average of the high and low prices on May 29, 2020, the trading day immediately preceding the grant. The amounts shown in this column constitute the dollar amount recognized by the Company for financial statement reporting purposes for the fiscal year ended December 31, 2020, in accordance with FASB ASC Topic 718. Mr. Anderson, Ms. Hopkins, Ms. Ingram, Mr. Schapiro, Mr. Yates and Mr. Yost elected to defer receipt of all of the shares awarded to them.

As of December 31, 2020, the aggregate number of deferred shares held for the account of each current independent director who previously elected to defer shares was as follows: Mr. Anderson, 9,024 shares, Mr. Fanjul, 1,657, Ms. Hopkins, 12,521 shares, Ms. Ingram, 1,657 shares, Mr. Schapiro, 71,862 shares, Mr. Yates, 1,657 and Mr. Yost, 33,221 shares. Dividend equivalents on these deferred shares are reinvested into additional deferred shares for the account of the independent director.

(3) The Company maintains a matching gift program for colleagues and directors, pursuant to which the Company matches, on a dollar-for-dollar basis, certain charitable contributions. The amounts shown in the table represent the Company's matching contributions pursuant to this program.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of December 31, 2020, with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights [1][2]	(b) Weighted-average exercise price of outstanding options, warrants and rights [2][3]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) [2]
Equity compensation plans approved by stockholders	14,582,473[4]	$79.71	29,277,422[5]
Equity compensation plans not approved by stockholders	102,529[6]	N/A	3,419,733[7]
Total	14,685,002	$79.71	32,697,155

(1) This column reflects shares subject to outstanding and unexercised options granted during the last ten years under the *2011 Incentive and Stock Award Plan.* This column also contains information regarding the equity awards specified in notes (4) and (6) below. There are no warrants or stock appreciation rights outstanding.

(2) The number of shares that may be issued during the current offering periods under stock purchase plans, and the weighted-average exercise price of such shares, are uncertain and consequently not reflected in columns (a) and (b). The number of shares to be purchased will depend on the amount of contributions plus any interest accumulated under these plans as of the close of each purchase period during the current offering periods and the value of a share of Company common stock on each purchase date. An estimate of the number of shares subject to purchase during the current offering period for the *1999 Employee Stock Purchase Plan* is 404,343 shares. An estimate of the number of shares subject to purchase during the current offering periods which mature in 2021 for the *Stock Purchase Plan for International Employees, Stock Purchase Plan for French Employees, Save as You Earn Plan (U.K.), Irish Savings Related Share Option Scheme (2001)* and *Share Participation Schemes for employees in Ireland* is 243,438 shares. The shares remaining available for future issuance shown in column (c) include any shares that may be acquired under all current offering periods for these stock purchase plans. Further information regarding shares available for issuance under these plans is set forth in the first bullet of note (5) and in note (7) below.

(3) The weighted-average exercise price in column (b) does not take into account the awards referenced in notes (4) and (6) below. There are no outstanding options under equity compensation plans not approved by stockholders.

(4) Includes 6,812,578 shares that may be issued to settle outstanding restricted stock unit, deferred stock unit and deferred bonus unit awards under the *2020 Incentive and Stock Award Plan*, the *2011 Incentive and Stock Award Plan* and the *2000 Senior Executive Incentive and Stock Award Plan* and predecessor plans and programs as well as other deferred compensation obligations under the *Directors' Stock Compensation Plan* and the *Supplemental Savings & Investment Plan*, a nonqualified deferred compensation plan providing benefits to colleagues whose benefits are limited under the Company's *401(k) Savings & Investment Plan*.

(5) Includes the following:

- 1,156,014 shares available for future purchases under the *Stock Purchase Plan for International Employees,* 246,810 shares available for future purchases under the *Irish Savings Related Share Option Scheme (2001)* and 4,878,288 shares available for future purchases under the *1999 Employee Stock Purchase Plan*, a stock purchase plan qualified under Section 423 of the Internal Revenue Code. For the two stock purchase plans, colleagues may acquire shares at a discounted purchase price (which may be no less than 95% of the market price of the stock on the relevant purchase date) on four quarterly purchase dates within each one-year offering period with the proceeds of their contributions plus interest accumulated during the respective quarter. For the *Irish Savings Related Share Option Scheme (2001)*, eligible employees may elect to contribute to these plans through regular payroll deductions over an offering period that varies by plan from one to five years. On each purchase date, generally the end of the offering period, participants may receive their contributions plus interest in cash or use that amount to acquire shares of stock at a discounted purchase price, which may be no less than 95% of the market price of the stock at the beginning of the offering period.

- 20,081,109 shares available for future awards under the *2020 Incentive and Stock Award Plan*, of which 12,559,929 shares are available for full-value awards (which include awards such as restricted stock units and performance stock units, but exclude stock options or similar awards based on stock price appreciation). Awards may consist of stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and stock awards in lieu of cash awards, dividend equivalents and other stock-based or unit-based awards. The grant, exercise or settlement of any award may be subject to the achievement of performance goals or other performance-based terms. Consistent with plan terms, the shares available for future awards include shares previously forfeited, canceled, exchanged or surrendered under the *2020 Incentive and Stock Award Plan* and predecessor plans and programs.

- 2,644,081 shares available for future deferrals directed into share units under the *Supplemental Savings & Investment Plan* described in note (4) above.

- 271,120 shares available for future awards under the *Directors' Stock Compensation Plan*. Awards may consist of shares, deferred stock units and dividend equivalents.

(6) Includes 102,529 shares that may be issued to settle outstanding restricted stock unit, deferred stock unit and deferred bonus unit awards under the *2000 Employee Incentive and Stock Award Plan* and predecessor plans and programs.

(7) Includes the following:

- 3,245,965 shares available for future purchases under the *Stock Purchase Plan for French Employees* and *Save as You Earn Plan (U.K.)*.

- 173,768 shares available for future purchases under the *Share Participation Schemes for employees in Ireland*.

ADDITIONAL INFORMATION (Continued)

The material features of the Company's compensation plans that have not been approved by stockholders and under which Company shares are authorized for issuance are described below. Any such material plans under which awards in Company shares may currently be granted are included as exhibits to, or incorporated by reference in, the Company's Annual Report on Form 10-K for the year ended December 31, 2020.

Stock Purchase Plan for French Employees and Save As You Earn Plan (U.K.). Eligible employees may elect to contribute to these plans through regular payroll deductions over an offering period that varies by plan from one to five years. On each purchase date, generally the end of the offering period, participants may receive their contributions plus interest in cash or use that amount to acquire shares of stock at a discounted purchase price. Under the French Plan, the purchase price may be no less than 95% of the market price of the stock at the end of the offering period. Under the U.K. Plan, the purchase price may be no less than 95% of the market price of the stock at the beginning of the offering period.

2000 Employee Incentive and Stock Award Plan and predecessor plans and programs. The terms of the 2000 Employee Incentive and Stock Award Plan are described in Note 9 to the Company's consolidated financial statements for the fiscal year ended December 31, 2010, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2011. The 2000 Employee Incentive and Stock Award Plan replaced the 1997 Employee Incentive and Stock Award Plan, the terms of which are described in Note 7 to the Company's consolidated financial statements for the fiscal year ended December 31, 1999, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2000. No future awards may be granted under these or any other predecessor plan or program.

Share Participation Schemes for employees in Ireland. Eligible participants may elect to acquire shares of stock at market price by allocating their bonus and up to an equivalent amount of their basic salary. The acquired shares are held in trust and generally may not be transferred for two years following their acquisition. The initial value of any shares held in trust for more than three years is not subject to income tax. Scheme shares may be provided from the remaining 173,768 treasury shares or from open market purchases. Open market purchases do not count against the remaining treasury shares available.

CEO PAY RATIO

The ratio of the annual total compensation for our CEO compared to the annual total compensation of our median employee for fiscal year 2020 is 290, as calculated in accordance with Item 402(u) of Regulation S-K. We believe this ratio to be a reasonable estimate, based upon the assumptions and adjustments described below.

The ratio for fiscal year 2020 is based on the annual total compensation of the Company's median employee (excluding the CEO) and the CEO (as disclosed in the 2020 Summary Compensation Table in this proxy statement), as follows:

- Median employee: $67,816

- CEO: $19,695,980

We identified the median employee based on total cash compensation, including base salary for 2020 and cash incentive compensation for 2019, for all individuals, excluding our CEO, who were employed by the Company (including our consolidated subsidiaries) on the median employee determination date (December 31, 2020).

Our total number of employees on the median employee determination date, including U.S. and non-U.S. employees, was approximately 78,500.

We annualized the base salary of regular full-time and part-time employees hired in 2020 and of employees on a leave of absence. We did not annualize the base salary of temporary employees.

For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using the Company's budgeted currency exchange rates for fiscal year 2020.

After identifying the median employee, we calculated annual total compensation for that employee for fiscal year 2020 using the same methodology used to calculate the amount reported for our named executive officers in the "Total" column of the 2020 Summary Compensation Table.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

The Company maintains a written Policy Regarding Related Person Transactions, which sets forth standards and procedures for the review and approval or ratification of transactions between the Company and related persons. The policy is administered by the Directors and Governance Committee with assistance from the Company's Corporate Secretary. See the discussion under the caption "Review of Related Person Transactions" appearing on page 7 of this proxy statement for more information.

Peter C. Hearn is President and Chief Executive Officer of Guy Carpenter & Company and Vice Chair, Marsh McLennan. David A. Hearn, Peter Hearn's brother, is an executive vice president and senior business development broker at Guy Carpenter. David Hearn received compensation totaling approximately $2,408,931 in 2020.

Marc Oken, a member of the Company's Board of Directors, is Chairman of Falfurrias Capital Partners, a private equity investment firm ("Falfurrias"). Marsh places insurance on commercial terms in the ordinary course of Marsh's business for several of Falfurrias' portfolio companies for which the Company received total payments of less than $652,000 in 2020.

INFORMATION ABOUT OUR ANNUAL MEETING AND SOLICITATION OF PROXIES

Why Have I Received a Notice Regarding Internet Availability of Proxy Materials Instead of Printed Copies of These Materials in the Mail?

In order to reduce paper and postage costs, and in accordance with SEC rules, we have elected to furnish our proxy materials to stockholders over the Internet. Most stockholders are receiving by mail a Notice of Internet Availability of Proxy Materials ("Notice"), which provides general information about the annual meeting, the address of the website on which our proxy statement and annual report are available for review, printing and downloading and instructions on how to submit proxy votes. For those who wish to receive their materials in a different format (*e.g.*, paper copy by mail or electronic copy by e-mail), the Notice contains instructions on how to do so. Stockholders who are current employees of the Company or who have elected to receive proxy materials via electronic delivery will receive via e-mail the proxy statement, annual report and instructions on how to vote. Stockholders who have elected to receive paper copies of the proxy materials will receive these materials by mail.

Who Can Vote on the Matters Being Decided at the Annual Meeting?

With respect to each matter properly brought before the meeting, each stockholder who held shares as of the close of business on March 22, 2021, which we refer to as the record date, is entitled to one vote, at the annual meeting or by proxy, for each share of common stock held as of that date. As of the record date, there were outstanding 509,481,765 shares of Marsh & McLennan Companies common stock entitled to vote.

Stockholders of Record

If, as of the close of business on the record date, your shares were registered directly in your name with our transfer agent, Equiniti Trust Company, you are a stockholder of record. As a stockholder of record, you may vote during the meeting or by proxy. The Company is incorporated in Delaware, and in accordance with Delaware law, a list of the Company's common stockholders of record as of the record date will be available for inspection for at least ten days prior to the annual meeting by contacting Investor Relations by telephone at (212) 345-1227 or by e-mail mmc.investor.relations@mmc.com. The list will also be available during the virtual annual meeting at www.virtualshareholdermeeting.com/MMC2021.

Beneficial ("Street Name") Stockholders

If, as of the close of business on the record date, your shares were not held directly in your name but rather were held in an account at a brokerage firm, bank or similar intermediary organization, then you are the beneficial holder of shares held in "street name." The intermediary is considered to be the stockholder of record for purposes of voting during the annual meeting. As a beneficial owner, you have the right to direct the intermediary how to vote the shares held in your account.

How do I Vote?

Whether you hold shares as a stockholder of record or beneficial owner, you may direct how your shares are voted without attending the annual meeting. Even if you plan to attend the annual meeting, we encourage you to vote in advance of the meeting. If you are a stockholder of record, you may vote by submitting a proxy in accordance with the instructions included in your Notice or on your proxy card. If you are a beneficial owner holding shares in street name, you may vote by submitting voting instructions to your broker, bank, trustee or other intermediary in accordance with the voting instruction form provided to you. Executors, administrators, trustees, guardians, attorneys and other representatives voting on behalf of a stockholder should indicate the capacity in which they are voting and corporations should vote by an authorized officer whose title should be indicated.

You May Vote in the Following Manner:

By Telephone or the Internet

You may vote your shares via telephone or the Internet as instructed in the Notice or the proxy card, depending on how you received the proxy materials. The telephone and Internet procedures are designed to authenticate a stockholder's identity, to allow stockholders to vote their shares and to confirm that their instructions have been properly recorded.

By Mail

Stockholders who receive hard copies of the proxy materials may choose to vote by mail and, if you so choose, should complete, sign and date your proxy card or voting instruction card and mail it in the pre-addressed envelope included with the proxy materials. Note that, if you are a stockholder of record and you sign and return a proxy, but do not specify how to vote, your shares will be voted by the proxies in accordance with the Board's recommendations, which will be in favor of our director nominees (Item 1); to approve, by nonbinding vote, the compensation of our named executive officers (Item 2); and in favor of the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm (Item 3).

Can I Vote My Shares at the Virtual Annual Meeting?

Yes. However, even if you plan to attend the meeting, we recommend that you vote in advance of the meeting. If you vote in advance and then attend the meeting, you can always change your vote at the meeting.

Stockholders may vote during the virtual annual meeting by logging into the meeting website and following the instructions on the website. Stockholders will need the 16-digit control number found on their proxy card, voting instruction form or notice they previously received to vote during the meeting.

Can I Change My Vote?

Yes. Stockholders of record may revoke their proxy before it is voted at the annual meeting by (i) submitting a new proxy with a later date, (ii) voting at the annual meeting or (iii) sending written notification of revocation addressed to: Marsh & McLennan Companies, Inc., Attn: Katherine J. Brennan—Corporate Secretary, 1166 Avenue of the Americas, New York, New York 10036-2774

If you hold your shares in street name, you may change your vote by submitting new voting instructions to your broker or other intermediary, following the instructions they provided, before the annual meeting or by voting during the annual meeting.

What Should I do to Attend the Annual Meeting?

On the day of the annual meeting, visit www.virtualshareholdermeeting.com/MMC2021 to attend the annual meeting. Stockholders will need the 16-digit control number found on their proxy card, voting instruction form or notice they previously received to ask questions or vote.

We encourage you to log in to the website and access the webcast early, beginning approximately 15 minutes before the annual meeting start time. If you experience technical difficulties, please contact the technical support telephone number posted on the virtual stockholder meeting log in page.

The virtual meeting platform is supported across various Internet browsers and devices (desktops, laptops, tablets and cell phones) running the most updated version of applicable software and plugins. You should check that you have a strong Internet connection wherever you intend to attend the meeting.

Whether you hold shares as a stockholder of record or are a beneficial owner, we urge you to vote in advance by Internet, telephone or mail so that your vote will be counted in the event you later decide not to attend the annual meeting.

What Should I Do to Ask a Question at the Annual Meeting?

Prior to meeting

Stockholders may submit questions in advance of the meeting by visiting proxyvote.com. Stockholders will need the 16-digit control number found on their proxy card, voting instruction form or notice they previously received to ask questions.

During the meeting

On the day of the meeting, stockholders must visit virtualshareholdermeeting.com/MMC2021 to ask questions during the meeting. Stockholders will need the 16-digit control number found on their proxy card, voting instruction form or notice they previously received to ask questions.

What are the Requirements to Conduct Business at the Annual Meeting?

In order to carry on the business of the annual meeting, we must have a quorum. This means at least a majority of the outstanding shares eligible to vote must be present or represented by proxy at the annual meeting. Both abstentions and broker nonvotes (described below) are counted for the purpose of determining the presence of a quorum.

ADDITIONAL INFORMATION (Continued)

What are the Voting Requirements to Elect Directors and to Approve the Other Proposals Discussed in the Proxy Statement?

The voting standards applicable to the annual meeting are as follows:

Election of Directors

The Company's bylaws provide that in an uncontested election, a nominee will be elected if the number of votes cast "for" the nominee's election exceeds the number of votes cast "against" the nominee's election. Abstentions will not be included in the total number of votes cast and therefore will have no effect on the election's outcome. The election of directors is not considered a "routine" matter and thus brokers do not have discretionary authority to vote in the election of directors if they did not receive instructions from a beneficial owner. (See "Significance of Broker Nonvotes" below.)

Our Governance Guidelines address the procedures to be followed if an incumbent director standing for reelection in an uncontested election fails to receive a majority of the votes cast. See "Director Election Voting Standard" on page 8.

Vote Required for Other Proposals

Proposal	Vote Required
Item 2—Advisory (nonbinding) vote to approve named executive officer compensation	Majority of the shares entitled to vote and present or represented by proxy
Item 3—Ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm	

In accordance with Delaware law, abstentions will be treated as present and entitled to vote for purposes of voting on these items, while broker nonvotes (described below) will not. Abstentions have the effect of a vote "against" each of the proposals.

Significance of "Broker Nonvotes"

The rules of the NYSE provide that, when a matter to be voted on at an annual meeting is "non-routine," a broker holding shares of record on behalf of a client may vote those shares only if the broker has received voting instructions from the client. The broker may submit a proxy on any routine matter for which instructions were required but not provided, but when the broker refrains from voting on non-routine matters, a "broker nonvote" occurs. Shares subject to a broker nonvote are not counted as present or represented with respect to those matters, but are counted as present and represented for purposes of determining the presence of a quorum at the annual meeting. Under the rules of the NYSE, the election of directors (Item 1), and the nonbinding vote to approve the compensation of our named executive officers (Item 2) are considered non-routine.

Could Additional Matters be Decided at the Annual Meeting?

As of the date of this proxy statement, we do not know of any matters not described in this proxy statement that will be presented at the meeting. However, if any other matter shall properly come before the meeting, the persons named in the proxy will use their discretion to vote on such matter on behalf of shares for which proxies were submitted.

Who Conducts the Annual Meeting?

The independent chairman of the Board of Directors acts as chairman of the annual meeting and has the authority to conduct the annual meeting so that the business of the meeting is carried out in an orderly and timely manner. In doing so, the chairman has the discretion to establish reasonable rules for comments and questions during the meeting.

Who will Count the Votes at the Annual Meeting?

One or more representatives of Broadridge Financial Solutions, Inc. will tabulate the votes and act as independent inspectors of election.

How May I Obtain Electronic Delivery of Proxy Materials in the Future?

Most stockholders may elect to receive future proxy statements and annual reports electronically via e-mail or the Internet instead of receiving paper copies in the mail. If you are a stockholder of record, you may choose this electronic delivery option by following the instructions provided when you vote over the Internet. Active employees of the Company who hold Marsh & McLennan Companies common stock in certain employee benefit plan accounts or are stockholders of record generally receive their proxy materials by electronic delivery to their business e-mail accounts.

If you are a beneficial owner who holds shares in street name, it is likely that you will have the option to choose future electronic delivery of proxy materials when you vote over the Internet. Otherwise, please contact your broker or other intermediary holder of record for information regarding electronic delivery of proxy materials.

Stockholders who receive their proxy materials electronically receive an e-mail message with instructions on how to access the proxy statement and annual report and vote. If you have chosen to receive proxy materials electronically, your choice will remain in effect until you revoke it.

How are Materials Provided to Stockholders Sharing the Same Address?

In order to reduce paper and postage costs, we have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record or who hold shares in certain employee benefit plan accounts and who share the same last name and reside at the same mailing address will receive one Notice or one set of proxy materials (if they have elected to receive hard copies of the proxy materials), unless one of the stockholders at that address has notified us that they wish to receive individual copies.

Stockholders who participate in householding continue to receive separate control numbers for voting and, in the case of those who receive hard copies of the proxy materials, separate proxy cards. Householding does not in any way affect dividend check mailings.

If you are a stockholder of record or hold our common stock in an employee benefit plan account and currently are subject to householding, but prefer to receive separate copies of proxy materials and other stockholder communications from the Company, you may revoke your consent to householding at any time by calling Broadridge Financial Solutions, Inc. toll-free at 1-800-542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Beneficial Stockholders

A number of brokerages and other institutional holders of record have implemented householding. If you are a beneficial owner who holds shares in street name, please contact your broker or other intermediary holder of record to request information about householding.

How May I Obtain Another Set of Proxy Materials?

This proxy statement and our 2020 Annual Report can be viewed on (and printed from) our website at proxy.mmc.com. If you wish to receive a separate paper copy of our annual report or proxy statement, you may telephone our office of Investor Relations at (212) 345-1227, email mmc.investor.relations@mmc.com, or write to: Marsh & McLennan Companies, Inc., Attn: Investor Relations, 1166 Avenue of the Americas, New York, New York 10036-2774

Who will Bear the Cost of this Proxy Solicitation?

We are providing these proxy materials in connection with the solicitation made by the Company's Board of Directors of proxies to be voted at our annual meeting. We pay the expenses of preparing and distributing the proxy materials and soliciting proxies. We also reimburse brokers and other institutional record holders for their expenses in forwarding these materials to, and obtaining voting instructions from, beneficial owners of the Company's common stock.

In addition to the distribution of this proxy statement and instructions for voting at the annual meeting, proxies may be solicited personally, electronically or by telephone by our directors, officers and other colleagues at no additional compensation. We have retained Georgeson LLC as our agent to assist in the proxy solicitation at a fee of approximately $12,650, plus expenses.

SUBMISSION OF STOCKHOLDER PROPOSALS AND OTHER ITEMS OF BUSINESS FOR 2022 ANNUAL MEETING

Stockholder Proposals and Director Nominations for Inclusion in the Proxy Statement

Pursuant to Rule 14a-8, if a stockholder wants the Company to consider a proposal for inclusion in our proxy materials for presentation at our 2022 annual meeting of stockholders, the proposal must be received by us at our principal executive offices at 1166 Avenue of the Americas, New York, NY 10036-2774, not later than December 1, 2021. The proposal must be sent to the attention of Katherine J. Brennan—Corporate Secretary, and must comply with all relevant SEC requirements.

Our bylaws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials directors constituting up to the greater of two or 20% of board seats, if the stockholder(s) and the nominee(s) meet the requirements in our bylaws. Notice of director nominations submitted under these proxy access bylaw provisions must be received no earlier than November 1, 2021 and no later than December 1, 2021. Director nominations submitted pursuant to the proxy access provisions of our bylaws must comply with all of the requirements of our bylaws.

Other Stockholder Proposals or Director Nominations

Our bylaws set forth certain requirements that a stockholder must follow if the stockholder wants to nominate a person for election as director or propose an item of business ("other stockholder business") at an annual meeting of stockholders that is not included in our proxy statement. To properly bring the nomination or other stockholder business before an annual meeting, the proponent must be a stockholder of record both at the time the relevant notice of proposal is submitted and at the time of the annual meeting and be entitled to vote at the annual meeting, and comply with certain notice procedures. In the case of other stockholder business, the business must otherwise be a proper matter for stockholder action in accordance with law, the Company's Certificate of Incorporation and the Company's bylaws. The notice of proposal (nominating a person for election as director or proposing other stockholder business) also must comply with certain procedures regarding timeliness and form. The notice must be delivered not earlier than 5:00 p.m. Eastern Time on January 20, 2022, and not later than 5:00 p.m. Eastern Time on February 19, 2022. The notice must be delivered to Katherine J. Brennan—Corporate Secretary at our principal executive offices at 1166 Avenue of the Americas, New York, NY 10036-2774.

EXHIBIT A

MARSH & MCLENNAN COMPANIES, INC.
RECONCILIATION NON-GAAP MEASURES – ACTUAL AS REPORTED
TWELVE MONTHS ENDED DECEMBER 31
(Millions) (Unaudited)

Overview

The Company reports its financial results in accordance with accounting principles generally accepted in the United States (referred to in this release as "GAAP" or "reported" results). The Company also refers to and presents below certain additional non-GAAP financial measures, within the meaning of Regulation G under the Securities Exchange Act of 1934. These measures are: *adjusted operating income (loss)*, *adjusted operating margin, adjusted income, net of tax* and *adjusted earnings per share (EPS)*. The Company has included reconciliations of these non-GAAP financial measures to the most directly comparable financial measure calculated in accordance with GAAP in the following tables.

The Company believes these non-GAAP financial measures provide useful supplemental information that enables investors to better compare the Company's performance across periods. Management also uses these measures internally to assess the operating performance of its businesses, to assess performance for employee compensation purposes and to decide how to allocate resources. However, investors should not consider these non-GAAP measures in isolation from, or as a substitute for, the financial information that the Company reports in accordance with GAAP. The Company's non-GAAP measures include adjustments that reflect how management views our businesses, and may differ from similarly titled non-GAAP measures presented by other companies.

Adjusted Operating Income (Loss) and Adjusted Operating Margin

Adjusted operating income (loss) is calculated by excluding the impact of certain noteworthy items from the Company's GAAP operating income or (loss). The following tables identify these noteworthy items and reconcile *adjusted operating income (loss)* to GAAP operating income or loss, on a consolidated and segment basis, for the twelve months ended December 31, 2020 and 2019. The following tables also present adjusted operating margin. In 2019, the Company changed its methodology for calculating adjusted operating margin due to the significant amount of identified intangible asset amortization related to the acquisition of JLT on April 1, 2019. For the twelve months ended December 31, 2020 and 2019, adjusted operating margin is calculated by dividing the sum of adjusted operating income plus identified intangible asset amortization by consolidated or segment adjusted revenue.

The information presented below represents the actual as reported data for the twelve months ended December 31, 2020 and 2019.

	Risk & Insurance Services	Consulting	Corporate/ Eliminations	Total
Twelve Months Ended December 31, 2020				
Operating income (Loss)	$2,346	$ 994	($274)	$3,066
Operating margin	22.7%	14.3%	NA	17.8%
Add (deduct) impact of Noteworthy Items:				
Restructuring, excluding JLT [(a)]	3	54	32	89
Changes in contingent consideration [(b)]	25	(1)	2	26
JLT integration and restructuring costs [(c)]	171	51	29	251
JLT legacy E&O provision [(d)]	—	161	—	161
JLT acquisition related costs [(e)]	50	3	1	54
Disposal of businesses [(f)]	7	(15)	—	(8)
Other	5	—	—	5
Operating income adjustments	261	253	64	578
Adjusted operating income (loss)	$2,607	$1,247	($210)	$3,644
Total identified intangible amortization expense	$ 292	$ 59	$ —	$ 351
Adjusted operating margin	28.0%	18.8%	N/A	23.2%
As Reported Results **Twelve Months Ended December 31, 2019**				
Operating Income (loss) as reported	$1,833	$1,210	($366)	$2,677
Operating margin	19.1%	16.9%	NA	16.1%
Add (deduct) impact of Noteworthy Items:				
Restructuring, excluding JLT [(a)]	34	56	22	112
Changes in contingent consideration [(b)]	65	3	—	68
JLT integration and restructuring costs [(c)]	229	18	88	335
JLT acquisition-related costs [(e)]	97	2	51	150
Disposal of businesses [(f)]	15	(14)	—	1
Other	6	—	2	8
Operating income adjustments	446	65	163	674
Adjusted operating income (loss)	$2,279	$1,275	($203)	$3,351
Total identified intangible amortization expense	$ 260	$ 54	$ —	$ 314
Adjusted operating margin	26.3%	18.6%	N/A	22.0%

(a) Consulting charges in both 2020 and 2019 reflect severance and real estate exit costs related to the Mercer restructuring program. Risk & Insurance Services in 2019 reflects severance and related charges from non-JLT merger integration costs. Corporate charges in 2020 primarily reflect restructuring and consulting costs related to the Company's corporate led initiatives, including adjustments to restructuring liabilities for future rent under non-cancellable leases. Corporate charges in 2019 are primarily related to adjustments to restructuring liabilities for future rent under non-cancellable leases.

(b) Primarily includes the change in fair value as measured each quarter of contingent consideration related to acquisitions.

(c) Includes costs incurred for staff reductions and real estate exit costs, as well as legal and consulting costs related to the integration.

(d) Reflects a provision for a legacy JLT E&O relating to suitability of financial advice provided to individuals for defined benefit pension transfers.

(e) Reflects retention costs in 2020 and 2019, advisor fees and stamp duty taxes and legal fees related to the closing of the JLT Transaction and retention costs. 2019 also includes the loss on the sale of JLT's aerospace business, which is included in revenue. This loss is removed from GAAP revenue in the calculation of adjusted operating income.

(f) Consulting in 2020 includes a contingent gain adjustment from Mercer's U.S. large market health and defined benefit administration business sold in 2019. 2019 reflects the loss on the sale of a U.S. Specialty business at Marsh and a gain on the sale of Mercer's stand-alone U.S. large market health and defined benefit administration business, which are both included in revenue. These amounts are removed from GAAP revenue in the calculation of adjusted operating income.

MARSH & MCLENNAN COMPANIES, INC.
RECONCILIATION NON-GAAP MEASURES
TWELVE MONTHS ENDED DECEMBER 31
(Millions) (Unaudited)

Adjusted income, net of tax is calculated as the Company's GAAP income from continuing operations, adjusted to reflect the after tax impact of the operating income adjustments set forth in the preceding tables and investments gains or losses related to the impact of mark-to-market adjustments on certain equity securities. Adjustments also include JLT acquisition related items, including change in fair value of derivative contracts, financing costs and interest income on funds held in escrow. *Adjusted EPS* is calculated by dividing the Company's *adjusted income, net of tax*, by MMC's average number of shares outstanding-diluted for the relevant period. The following tables reconcile *adjusted income, net of tax* to GAAP income from continuing operations and *adjusted EPS* to GAAP EPS for the twelve months ended December 31, 2020 and 2019. The information below represents the actual as reported results for the twelve month periods ended December 31, 2020 and 2019. Results for the twelve months ended December 31, 2019 do not include JLT results of operations for the period January 1, 2019 through March 31, 2019.

	Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2019	
	Amount	Adjusted EPS	Amount	Adjusted EPS
Net income before non-controlling interests as reported	$2,046		$1,773	
Less: Non-controlling interest, net of tax	30		31	
Subtotal	$2,016	$3.94	$1,742	$3.41
Operating income adjustments	$578		$674	
Investments adjustment [a]	28		(10)	
Pension settlement adjustment/charge [b]	3		7	
Change in fair value of acquisition related derivative contracts [c]	—		8	
Financing costs [d]	—		53	
Interest on funds held in escrow [e]	—		(25)	
Early extinguishment of debt	—		32	
Impact of income taxes on above items	(85)		(99)	
	524	$1.03	640	$1.25
Adjusted income, net of tax	$2,540	$4.97	$2,382	$4.66

(a) Represents mark-to-market gains of $14 million for the three months ended December 31, 2020, primarily related to the Company's investment in Alexander Forbes ("AF").
    The investment adjustment for the twelve months ended December 31, 2020 primarily relates to AF, and includes mark to market gains and losses, as well as a loss on the sale of AF shares in June 2020.
(b) Pension settlement charge resulting from lump sum settlements elected by participants. Recognition of these payments as a partial settlement was required because in each respective plan the lump sum payments exceeded the total of interest and service cost for the year.
(c) Reflects the change in fair value of derivatives related to the JLT acquisition.
(d) Reflects interest expense on debt issuances and amortization of bridge financing fees related to the acquisition of JLT (prior to April 1, 2019).
(e) Interest income earned on funds held in escrow related to the JLT acquisition (prior to April 1, 2019).

EXHIBIT B

As discussed more fully in our "Compensation Discussion and Analysis—Financial Services and General Industry Surveys" on page 46, the Compensation Committee reviewed market data for executive compensation, effective April 1, 2020, compiled from two subsets of S&P 500® companies (as listed below) that participated in an executive compensation survey conducted by an independent compensation consulting firm.

General Industry

3M	Ecolab	Newmont Mining	
Accenture	Eli Lilly	NextEra Energy Inc.	
AES Corporation	Entergy	Nike	
AFLAC	Estée Lauder	Norfolk Southern	
AIG	Eversource Energy	Northrop Grumman	
Air Products and Chemicals	Exelon	Occidental Petroleum	
Allstate	Expedia	ONEOK	
Altria Group	FedEx Express	Parker Hannifin	
American Air lines	Fifth Third Bancorp	PPL	
American Electric Power	FirstEnergy	Principal Financial Group	
Ameriprise Financial	FIS	Progressive	
Anthem	Fiserv	Prudential Financial	
Aon	Freeport-McMoRan	Public Service Enterprise Group	
Archer Daniels Midland (ADM)	General Dynamics	Quest Diagnostics	
Automatic Data Processing	General Electric	Raytheon Technologies	
Ball	General Mills	Royal Caribbean Cruises	
Baxter	Hartford Financial Services Group	salesforce.com	
Becton Dickinson	HCA Healthcare	Schlumberger	
Best Buy	Hershey	Sempra Energy	
Biogen	Hilton Worldwide	Sherwin-Williams	
Boston Scientific	Honeywell	Southern Company Services	
Campbell Soup	Hormel Foods	Stanley Black & Decker	
Capital One Financial	Humana	Starbucks	
Carnival	IBM	Stryker	
CBRE Group	Illinois Tool Works	Synchrony Financial	
CDW	International Paper	Sysco Corporation	
Centene	IQVIA	Target	
CenterPoint Energy	J.M. Smucker	TE Connectivity	
CenturyLink	Jacobs Engineering	Thermo Fisher Scientific	
Charter Communications	Johnson Controls	TJX Companies	
Chubb	Kellogg	T-Mobile USA	
Citigroup	Kimberly-Clark	Tractor Supply Company	
Colgate-Palmolive	Kinder Morgan	Travelers	
ConAgra Brands	Kraft Heinz	Tyson Foods	
ConocoPhillips	Lam Research	U.S. Bancorp	
Consolidated Edison	Leidos	United Rentals	
Constellation Brands	Lincoln Financial	Universal Health Services	
Corning	Lowe's	UPS	
Corteva Agriscience	LyondellBasell	VF Corporation	
CSX	Marriott International	ViacomCBS	
Danaher	McDonald's	Wabtec	
Dollar Tree	Medtronic	Waste Management	
Dominion Energy	MetLife	WEC Energy Group	
Dow Chemical	MGM Resorts International	Western Digital	
DTE Energy	Molson Coors Brewing	Williams Companies	
Duke Energy	Mondelez	Xcel Energy	
DXC Technology	Morgan Stanley	Zimmer Biomet	
Eaton	Motorola Solutions		

Financial Services

AFLAC
AIG
Allstate
Ameriprise Financial
Anthem
Aon
Arthur J Gallagher & Company
Capital One Financial
CBRE Group
Chubb
Citigroup
Fifth Third Bancorp
Fiserv
Hartford Financial Services Group
Humana
KeyCorp
Lincoln Financial
M&T Bank
MetLife
Morgan Stanley
Northern Trust
Principal Financial Group
Progressive
Prudential Financial
Regions Financial
S&P Global
Synchrony Financial
T. Rowe Price Group
Travelers
U.S. Bancorp

HELPFUL RESOURCES

Annual Meeting Information

The Proxy Statement	proxy.mmc.com
Online voting	proxyvote.com
Annual Meeting Webcast	mmc.com

Board of Directors

	mmc.com/about/leadership.html
Committee Charters	mmc.com/about/corporate-governance.html
Audit Committee	
Compensation Committee	
Directors & Governance Committee	
ESG Committee	
Finance Committee	

Corporate Governance Documents   mmc.com/about/corporate-governance.html

Certificate of Incorporation	
Bylaws	
Guidelines for Corporate Governance	

Marsh McLennan Information

Company website	mmc.com
Executive Committee	mmc.com/about-us/leadership.html
Our Code of Conduct, *The Greater Good*	integrity.mmc.com
Marsh McLennan Insights	mmc.com/insights.html

ESG

Marsh McLennan 2020 ESG Report	mmc.com/about/esg.html
Inclusion & Diversity	mmc.com/about/culture/ fostering-diversity---inclusion.html

Financial Information

The 2020 Annual Report	proxy.mmc.com
Events & Presentations	irnews.mmc.com
Quarterly Earnings	irnews.mmc.com
Investor Relations	irnews.mmc.com

Web links throughout this document are provided for convenience only, and the content on the referenced websites does not constitute part of this proxy statement.

CONTACT INFORMATION

Questions for the Board, any of the directors or committees of the Board should be directed to:

Marsh & McLennan Companies
c/o Katherine J. Brennan,
Corporate Secretary
1166 Avenue of the Americas
New York, New York 10036-2774

Concerns may be raised on a confidential or anonymous basis by telephone or online. To raise a concern online or for dialing instructions, please go to ethicscomplianceline.com



Marsh McLennan
1166 Avenue of the Americas, New York, NY 10036
mmc.com